



















nnual Report 2003

JONES APPAREL GROUP


























A | LINE

ALBERT NIPON

ANNE KLEIN
NEW YORK

BANDOLINO

easy spirit.


energie

ENZO ANGIOLINI


ERIKA

ESPRIT

Evan-Picone

GIVENCHY

GLO Jeans

GLORIA VANDERBILT

JONES NEW YORK COLLECTION

JONES NEW YORK DRESS

JONES NEW YORK SIGNATURE

JONES NEW YORK SPORT

JUDITH JACK

KASPER

l.e.i.®

JONES APPAREL GROUP

Le Suit

napier

NINE WEST

NORTONMCNAUGHTON.

POLO JEANS CO.

Rena Rowan

VICTORIA + CO

How

"Looked at another way,
the story of Jones is the story
of successful brand building."
Peter Boneparth

foreground:
Peter Boneparth
President and Chief Executive Officer and Director

back, left:
Wesley R. Card
Chief Operating and Financial Officer

back, right:
Rhonda Brown
President and Chief Executive Officer of Footwear, Accessories, and Retail Group

Dear Jones Apparel Shareholder:

Over its more than 30 year history, Jones Apparel has developed a distinct culture: one that emphasizes product innovation, consumer-focused marketing, efficient and industry-leading operating platforms and long-term strategic planning. This corporate philosophy has allowed us to continuously reinvent and adapt our business profile and product mix for the benefit of our customers and shareholders.

We believe our ability to deliver consistently fashionable product and excellent financial performance in the face of a variety of industry and economic conditions is one of our hallmarks and a strong competitive advantage.

Looked at another way, the story of Jones is the story of successful brand building. In this annual report, we will touch on that story – how we launch, build and nurture brands – to create enduring value.

As we entered 2004, we were very pleased with our record-setting financial performance, once again driven by our business model and our focus on the consumer. In fact, 2003 was a year of accomplishments on many fronts, including the following:

- Generated record net revenues of $4.4 billion and net income of $329 million,
- Delivered operating cash flow as a percentage of net revenues exceeding 10%,
- Instituted the first dividend in our history with a target yield of 1%,
- Repurchased over $100 million of our shares,
- Launched the Jones New York Signature brand, which has been exceptionally-well received by the consumer,
- Added the highly-recognizable Kasper and Anne Klein brands to our portfolio,
- Continued investments in technology, allowing us to ship approximately 300 million units,
- Anticipated and embraced newly-created corporate governance and transparency guidelines, including expensing stock options and
- Received one of the highest Corporate Governance Quotient rankings within our industry from Institutional Shareholder Services.



Sidney Kimmel
Founder, Jones Apparel Group, Inc.
Chairman and Director

We are optimistic about our prospects for 2004 and beyond. Our newly-introduced Jones New York Signature brand is off to an excellent start. We are also experiencing positive trends in our career and contemporary businesses and improvements in our denim businesses. Plans are in place for upcoming launches in our wholesale moderate businesses, new initiatives in our wholesale footwear and accessories businesses, and many enhancements to the shopping experience in our retail businesses.

The theme that underpins our success is brand building. We devote tremendous time and energy inquiring and learning about the many characteristics that comprise the consumer profile of and attitudes toward each of our brands. Our grass roots marketing efforts, coupled with the continuous buying intelligence we receive from consumers, allows us to customize the branded product experience. We constantly challenge ourselves to build a connection with the consumer that transcends product, with the ultimate goal of strong brand loyalty. This can only be accomplished by creating brands that consumers desire.

We have created a portfolio of highly-recognizable brands supported by dedicated marketing campaigns that speak to the attitude and desires of the consumer. Examples such as Jones New York, Anne Klein, Kasper, Nine West, Easy Spirit, Gloria Vanderbilt, Bandolino, and l.e.i. embody the value of being relevant and important to the only person who matters...the consumer.



Our strong brands are further supported by our commitment to operational excellence. Our product development teams, state-of-the-art systems, and efficient logistics and distribution capabilities form the cornerstone from which we can continue to build and deliver excellent product with great value. The product-to-value relationship speaks to our industry leadership and has provided us with substantial financial and operational flexibility to maneuver around challenges, and in some cases, to absorb the impact of a potential adverse outcome. Our ability to rapidly design, develop and launch the Jones New York Signature brand testifies to that flexibility.

Our multi-brand, multi-product, multi-channel portfolio, in combination with the commitment of our more than 17,000 employees worldwide, has allowed Jones Apparel to become one of the most balanced and diversified consumer product companies in our industry. I would like to acknowledge the hard work and determination of those associates. I would also like to thank our many customers and suppliers for contributing to our success. And, of course, I would like to recognize our shareholders and financial constituencies for their support as we look to build on our past success by remaining focused on our diversified brand-building strategy.

Sincerely,

Peter Boneparth
President and Chief Executive Officer
Jones Apparel Group, Inc.


JONES NEW YORK SIGNATURE

Filling closet voids with relevant branded extensions



Delivering consistent size and fit standards



National media


9
macy's
NINE WEST

Regional tactics / retail partnerships



Collaborative information planning


ANNE KLEIN
NEW YORK

Acquiring consumer-relevant brands

Consumer Dialogue



Consumer-Centric Value Proposition



Knowledge Application

"Utilizing consumer intelligence allows us to optimize our marketing spend, minimizing risk and increasing reward."

Peter Boneparth, CEO, Jones Apparel Group

Product Development

Balanced Marketing

Strategic Planning

From consumer insight...



...to purchase, conversion, and loyalty.

Exceeding expectations.

Building long-term consumer relationships with our brands.

Making meaningful connections.



Wardrobe-building merchandising



Peer-to-peer marketing



Leverage corporate assets to create more meaningful brands across classifications

Awareness



Conversion



Loyalty

72% of women who were upscale/department store buyers and who purchased Jones New York in the past 12 months plan to purchase Jones again.

Proprietary study conducted by The NPD Group Inc. for JAG during September 2003



- Fast track product delivery
- Responsiveness to market
- Quick turnaround


HOT 9

Consumer-centric selling propositions



Experiential marketing



Promotions and point-of-sale


easyspirit
SMARTSHOE
HAS IT
LYCRA

Added-value partnerships


easyspirit
STORE
Spring

New channels: catalog, web

JONES NEW YORK **COLLECTION**





JONES NEW YORK **SIGNATURE**

"The Jones brand rates higher than its competitors on quality, consistency of fit, value, and brand I relate to."

Kurt Salmon Associates, Market Research 2003

NINE WEST













"Nine West consistently ranks as the #1 fashion footwear brand."

NPD Fashionworld Consumer Panel Estimates- Footwear - Annual, 2003





KASPER

Kasper is the #1 suit brand of women's tailored suits in department stores (based on both units and dollars).

NPD Fashionworld Consumer Panel Estimates- Apparel - Ann[illegible] 2003



ANNE KLEIN
NEW YORK

VWD Top 100 Brands
anks Anne Klein as the
ixth most recognized
rand in the category of
lesigner brands.

VD, 100 Brand Recognition Study



Easy Spirit is the ... department store brand
in the comfort classification

NPD Fashion...

easyspirit.





l.e.i.
life • energy • intelligence

L.E.I. ranks as the #1 denim brand amongst young women 13-17 years of age.

The NPD Group / NPD Fashionworld Consumer Panel Estimates - Apparel, Annual 2003

Gloria Vanderbilt was #1 for dollar and unit volume growth amongst the top 10 Women's denim brands in National Chains in 2003 (ranked #4 overall).

The NPD Group / NPD Fashionworld Consumer Panel Estimates - Apparel, Annual 2003

GLORIA VANDERBILT


BANDOLINO

Bandolino was #1 for dollar volume growth amongst the top 15 women's footwear brands in department stores during 2003.

NPD Fashionworld Footwear POS Data, Annual 2003

JONES APPAREL GROUP, INC. & SUBSIDIARIES

all amounts in millions except per share and employee data	2003	2002	2001
total revenues	$4,375	$4,341	$4,099
gross profit	$1,637	$1,684	$1,528
gross margin	37.4%	38.8%	37.3%
operating income	$580	$591	$480
operating margin	13.3%	13.6%	11.7%
net income	$329	$319	$236
diluted earnings per share	$2.48	$2.36	$1.82
working capital	$827	$891	$763
total assets	$4,188	$3,853	$3,374
stockholders' equity	$2,538	$2,304	$1,905
book value per share	$20.11	$17.94	$15.16
dividends per share	$0.16	—	—
employees	17,095	15,950	12,175



$5.0
$4.0
$3.0
$2.0
$1.0
2001
2002
2003
(in billions)

TOTAL REVENUES



$500
$400
$300
$200
$100
2001
2002
2003
(in millions)

NET INCOME



$5.0
$4.0
$3.0
$2.0
$1.0
2001
2002
2003
stockholders' equity
total assets
(in billions)

TOTAL ASSETS & STOCKHOLDERS' EQUITY

DIRECTORS & EXECUTIVE OFFICERS

Peter Boneparth
President and Chief Executive Officer and Director

Sidney Kimmel
Chairman and Director

Wesley R. Card
Chief Operating and Financial Officer

Rhonda J. Brown
President and Chief Executive Officer of Footwear, Accessories and Retail Group

Ira M. Dansky
Executive Vice President, Secretary and General Counsel

Anita Britt
Executive Vice President of Finance

Patrick M. Farrell
Senior Vice President and Corporate Controller

Howard Gittis*†‡
Director, Vice Chairman, and Chief Administrative Officer, MacAndrews & Forbes Holdings Inc.

Geraldine Stutz‡
Director, Principal Partner, GSG Group

Anthony F. Scarpa*†
Director, Retired Senior Vice President/Division Executive, J.P. Morgan Chase Bank

Matthew H. Kamens
Director, Attorney

Michael L. Tarnopol
Director, Senior Managing Director, Chairman of the Investment Banking Division and Vice Chairman, Bear, Stearns and Co. Inc.

J. Robert Kerrey†‡
Director, President of New School University

Ann N. Reese*
Director, Executive Director of the Center for Adoption Policy Studies

*member of Audit Committee
†member of Compensation Committee
‡member of Nominating/Corporate Governance Committee

STOCKHOLDER INFORMATION

Investor Inquiries

Investors and other parties with questions, including requests for the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (available without charge), should direct questions in writing to: Wesley R. Card, Chief Operating and Financial Officer, Jones Apparel Group, Inc., 250 Rittenhouse Circle, Bristol, Pennsylvania 19007.

Transfer Agent and Registrar

The Bank of New York
Shareholder Relations Department - 11E
P.O. Box 11258, Church Street Station
New York, New York 10286
1-800-524-4458
e-mail: Shareowners@bankofny.com
website: www.stockbny.com

Independent Auditors

BDO Seidman, LLP
330 Madison Avenue
New York, New York 10017
212-885-8000

Corporate Offices

250 Rittenhouse Circle
Bristol, Pennsylvania 19007
215-785-4000

1411 Broadway
New York, New York 10018
212-642-3860











ONES APPAREL GROUP

nes Apparel Group, Inc., a Fortune 500 mpany, is a leading designer and marketer of anded apparel, footwear and accessories. The mpany's nationally recognized brands clude Jones New York, Evan-Picone, Norton cNaughton, Gloria Vanderbilt, Erika, l.e.i., ergie, Nine West, Easy Spirit, Enzo Angiolini, ndolino, Napier, Judith Jack, Kasper, Anne ein, Albert Nipon, and Le Suit. The Company so markets apparel under the Polo Jeans mpany brand licensed from Polo Ralph uren Corporation, costume jewelry under the mmy Hilfiger brand licensed from Tommy figer Licensing, Inc. and the Givenchy brand ensed from Givenchy Corporation, and otwear and accessories under the ESPRIT and licensed from Esprit Europe, B.V. lebrating more than 30 years of service, the mpany has built a reputation for excellence in oduct quality and value, and in operational





UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
152

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-10746

JONES APPAREL GROUP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	**06-0935166**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
250 Rittenhouse Circle, Bristol, Pennsylvania	**19007**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(215) 785-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**New York Stock Exchange, Inc.**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). [X] Yes [ ] No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of the registrant's common stock as reported on the New York Stock Exchange composite tape on July 3, 2003, was approximately $3,794,816,924.

As of March 11, 2004, 126,104,431 shares of the registrant's common stock were outstanding.

The documents incorporated by reference into this Form 10-K and the Parts hereof into which such documents are incorporated are listed below:

Document	Part
Those portions of the registrant's proxy statement for the registrant's 2004 Annual Meeting of Stockholders (the "Proxy Statement") that are specifically identified herein as incorporated by reference into this Form 10-K.	III

DEFINITIONS

As used in this Report, unless the context requires otherwise, "our," "us" and "we" means Jones Apparel Group, Inc. and consolidated subsidiaries, "Sun" means Sun Apparel, Inc., "Nine West Group" means Nine West Group Inc., "Nine West" means Nine West Footwear Corporation, "Victoria" means Victoria + Co Ltd., "Judith Jack" means Judith Jack, LLC, "McNaughton" means McNaughton Apparel Group Inc., "Gloria Vanderbilt" means Gloria Vanderbilt Apparel Corp. (acquired April 8, 2002), "l.e.i." means R.S.V. Sport, Inc. and its related companies (acquired August 15, 2002), "Kasper" means Kasper, Ltd. (acquired December 1, 2003), "FASB" means the Financial Accounting Standards Board, "SFAS" means Statement of Financial Accounting Standards and "SEC" means the United States Securities and Exchange Commission.

STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

This Report includes, and incorporates by reference, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding our expected financial position, business and financing plans are forward-looking statements. The words "believes," "expects," "plans," "intends," "anticipates" and similar expressions identify forward-looking statements. Forward-looking statements also include representations of our expectations or beliefs concerning future events that involve risks and uncertainties, including those associated with the effect of national and regional economic conditions, lowered levels of consumer spending resulting from a general economic downturn or generally reduced shopping activity caused by public safety concerns, the performance of our products within the prevailing retail environment, customer acceptance of both new designs and newly-introduced product lines, financial difficulties encountered by customers, the effects of vigorous competition in the markets in which we operate, the integration of the organizations and operations of any acquired businesses into our existing organization and operations, our foreign operations and manufacturing, changes in the costs of raw materials, labor and advertising, and our ability to secure and protect trademarks and other intellectual property rights. All statements other than statements of historical facts included in this Report, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements") are disclosed in this Report in conjunction with the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

WEBSITE ACCESS TO COMPANY REPORTS

Copies of our filings under the Securities Exchange Act of 1934 (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports) are available free of charge on our investor relations website at www.jny.com on the same day they are electronically filed with the SEC.

ITEM 1. BUSINESS

General

Jones Apparel Group, Inc. is a leading designer and marketer of branded apparel, footwear and accessories. Our nationally recognized brands include *Jones New York, Evan-Picone, Norton McNaughton, Gloria Vanderbilt, Erika, l.e.i., Energie, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Napier, Judith Jack, Kasper, Anne Klein, Albert Nipon* and *Le Suit*. We also market apparel under the *Polo Jeans Company* brand licensed from Polo Ralph Lauren Corporation ("Polo"), costume jewelry under the *Tommy Hilfiger* brand licensed from Tommy Hilfiger Licensing, Inc. ("Hilfiger") and the *Givenchy* brand licensed from Givenchy Corporation ("Givenchy"), and footwear and accessories under the *ESPRIT* brand licensed from Esprit Europe, B.V. ("Esprit Europe"). Each brand is differentiated by its own distinctive styling, pricing strategy, distribution channel and target consumer. We primarily contract for the manufacture of our products through a worldwide network of quality manufacturers. We have capitalized on our nationally known brand names by entering into various licenses for several of our trademarks, including *Jones New York, Evan-Picone, Anne Klein New York, Nine West, Gloria Vanderbilt* and *l.e.i.*, with select manufacturers of women's and men's products which we do not manufacture. Celebrating more than 30 years of service, we have built a reputation for excellence in product quality and value and in operational execution.

On December 1, 2003, we acquired 100% of the common stock of Kasper, Ltd. Kasper designs, markets, sources, manufactures and distributes women's suits, sportswear and dresses. Kasper's brands include such well-recognized names as *Albert Nipon, Anne Klein New York, AK Anne Klein, Kasper* and *Le Suit*. In addition, Kasper has granted licenses for the manufacture and distribution of certain other products including, but not limited to, women's watches, jewelry, handbags, small leather goods, footwear, coats, eyewear and swimwear and men's apparel. Kasper also operates retail outlet stores under the *Kasper* and *Anne Klein* names, which not only sell company-produced apparel, but also showcase and sell licensed products. The acquisition of Kasper increases our penetration into the better market distribution channel. We also expect to benefit from the cross-branding opportunities of Kasper's brands that exist with our other lines of business.

Operating Segments

Our operations are comprised of four reportable segments: wholesale better apparel, wholesale moderate apparel, wholesale footwear and accessories, and retail. We identify operating segments based on, among other things, the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Segment revenues are generated from the sale of apparel, footwear and accessories through wholesale channels and our own retail locations. See "Business Segment and Geographic Area Information" in the Notes to Consolidated Financial Statements.

Wholesale Better Apparel

Our brands cover a broad array of categories for the women's markets; we also provide *Polo Jeans Company* apparel to the men's markets. Within those brands, various product classifications include career and casual sportswear, jeanswear, dresses, suits, and a combination of all components termed lifestyle collection. We also produce a collection of sportswear under the *Anne Klein New York* brand and suits under the *Albert Nipon* brand which are priced for the bridge market. Career and casual sportswear are marketed as individual items or groups of skirts, pants, shorts, jackets, blouses, sweaters and related accessories which, while sold as separates, are coordinated as to styles, color schemes and fabrics, and are designed to be worn together. New collections are introduced in the four principal selling seasons - Spring, Summer, Fall and Holiday. Each season is comprised of a series of individual items or groups which have systematically spaced shipment dates to ensure a fresh flow of goods to the retail floor. In addition, certain labels offer key item styles, which are less seasonal in nature, on a replenishment basis (which ship generally within three to five days from receipt of order).

The following table summarizes selected aspects of the products sold under both our brands and licensed brands:

	Label	Product Classification	Retail Price Points
Jones New York Labels	*Jones New York*	Collection Sportswear	$15 - $458
Skirts, blouses, pants,	*Jones New York Signature*	Lifestyle	
jackets, sweaters,	*Jones New York Sport*	Casual Sportswear	
jeanswear, suits,	*Jones Jeans*	Casual Sportswear	
dresses, casual tops,	*Jones New York Country*	Lifestyle	
outerwear, shorts	*Jones New York Dress*	Dresses	
	Jones New York Evening	Dresses	
	Jones New York Suit	Suits	
Nine West Labels	*Nine West*	Lifestyle	$20 - $307
Skirts, blouses, pants,	*Easy Spirit*	Lifestyle	
jackets, sweaters, dresses,			
outerwear, shorts,			
casual tops			
Anne Klein Labels	*Anne Klein New York*	Collection Sportswear	$55 - $1,895
Skirts, blouses, pants,	*AK Anne Klein*	Collection Sportswear	$20 - $325
jackets, sweaters, vests,			
dresses, casual tops			
Other Labels	*Kasper*	Suits, Dresses, Sportswear	$19 - $320
Skirts, blouses, pants,	*Albert Nipon*	Suits	$320 - $660
jackets, sweaters,	*Evan-Picone Dress*	Dresses	$69 - $153
suits, dresses	*Le Suit*	Suits	$100 - $300
Labels Under License	*Polo Jeans Company*	Casual Sportswear	$20 - $425
Skirts, t-shirts,			
pants, jackets, dresses,			
sweaters, jeanswear			

Wholesale Moderate Apparel

Our brands cover a broad array of categories for the women's, juniors and girls markets. Within those brands, various product classifications include career and casual sportswear, jeanswear, dresses, suits, and a combination of all components termed lifestyle collection. Career and casual sportswear are marketed as individual items or groups of skirts, pants, shorts, jackets, blouses, sweaters and related accessories which, while sold as separates, are coordinated as to styles, color schemes and fabrics, and are designed to be worn together. New collections are introduced in the four principal selling seasons - Spring, Summer, Fall and Holiday. Each season is comprised of a series of individual items or groups which have systematically spaced shipment dates to ensure a fresh flow of goods to the retail floor. In addition, certain labels offer key item styles, which are less seasonal in nature, on a replenishment basis (which ship generally within three to five days from receipt of order).

The following table summarizes selected aspects of the products sold under our brands:

	Label	Classification	Price Points
Jones New York Labels	*Jones Wear*	Collection Sportswear	$20 - $129
Skirts, blouses, jackets, sweaters, casual tops	*Jones Wear Sport*	Casual Sportswear	
Nine West Labels	*Nine & Company*	Lifestyle	$19 - $112
Skirts, blouses, jackets, sweaters, casual tops	*Bandolino*	Casual Sportswear	
McNaughton Labels	*Norton McNaughton*	Collection Sportswear	$29 - $80
Skirts, blouses, jackets, sweaters, casual tops	*Maggie McNaughton*	Collection Sportswear	
Gloria Vanderbilt Labels	*Gloria Vanderbilt*	Lifestyle	$26 - $72
Skirts, blouses, shorts, jackets, sweaters, jeanswear, capris, casual tops	*GLO/GLO Girls*	Casual Sportswear	
	Gloria Vanderbilt Career	Casual Sportswear	
Other Labels	*Evan-Picone*	Lifestyle	$5 - $122
Skirts, blouses, pants, jackets, sweaters, jeanswear, dresses, casual tops and bottoms	*Energie*	Casual Sportswear	
	Erika	Casual Sportswear	
	l.e.i.	Casual Sportswear	
	Jeanstar	Casual Sportswear	
	A | *Line*	Casual Sportswear	

In addition to the products sold under these brands, we provide design and manufacturing resources to certain retailers to develop moderately-priced product lines to be sold under private labels.

Wholesale Footwear and Accessories

Our wholesale footwear and accessories operations include the sale of both brand name and private label footwear, handbags, small leather goods, luggage and costume, semi-precious, sterling silver, and marcasite jewelry. The following table summarizes selected aspects of the products sold under both our brands and licensed brands:

Label	Product Classification	Market Segments	Retail Price Points Shoes	Retail Price Points Boots
Footwear				
Nine West	Contemporary	Better	\$40 - \$89	\$89 - \$169
Bandolino	Modern Classics	Upper Moderate	\$39 - \$59	\$69 - \$139
Easy Spirit	Comfort/Fit Active Sport/Casuals	Upper Moderate	\$39 - \$79	\$69 - \$139
Enzo Angiolini	Sophisticated Classics	Better	\$59 - \$105	\$99 - \$199
ESPRIT	Juniors	Better	\$20 - \$69	\$49 - \$109
Nine & Company	Contemporary	Moderate	\$39 - \$49	\$59 - \$99
Westies	Contemporary	Moderate	\$39 - \$49	\$54 - \$99
Gloria Vanderbilt	Lifestyle	Moderate	\$25 - \$39	\$40 - \$48

Label	Product Classification	Market Segments	Accessories
Accessories			
Nine West	Handbags, Luggage, Small Leather Goods and Costume Jewelry	Better	\$8 - \$118
Bandolino	Handbags	Upper Moderate	\$68 - \$138
Jones New York	Handbags	Better	\$29 - \$128
Nine & Company	Handbags, Small Leather Goods and Costume Jewelry	Moderate	\$8 - \$39
Anne Klein New York	Handbags	Bridge	\$90 - \$280
ESPRIT	Junior Handbags and Small Leather Goods	Better	\$24 - \$48
Gloria Vanderbilt	Handbags, Small Leather Goods and Costume Jewelry	Moderate	\$8 - \$39
Napier	Costume Jewelry	Moderate	\$9 - \$125
Givenchy	Costume and Fashion Jewelry	Better	\$22 - \$350
Tommy Hilfiger	Juniors Costume Jewelry	Better	\$12 - \$60
Richelieu	Costume Jewelry	Moderate	\$8 - \$50
l.e.i.	Juniors Costume Jewelry	Moderate	\$6 - \$12
Judith Jack	Marcasite and Sterling Silver Jewelry	Bridge	\$8 - \$452

Retail

We market apparel, footwear and accessories directly to consumers through our specialty retail stores operating in malls and urban retail centers, as well as our various value-based ("outlet") stores. We constantly evaluate both the opportunities for new locations and the results of underperforming locations for possible modification or closure.

Specialty Retail Stores. At December 31, 2003, we operated a total of 413 specialty retail stores. These stores sell either footwear and accessories or apparel (or a combination of these products) primarily under their respective brand names. Our *Nine West, Easy Spirit, Enzo Angiolini* and *Bandolino* retail stores offer selections of exclusive products not marketed to our wholesale customers. Certain of our specialty retail stores also sell products licensed by us, including belts, legwear, outerwear, watches and sunglasses.

The following table summarizes selected aspects of our specialty retail stores at December 31, 2003. Of these stores, 406 are located within the United States, four are located in the United Kingdom and three are located in Canada. In addition to the stores listed in the table, we participate in a joint venture that operates 25 specialty stores in Australia under the *Nine West* and *Enzo Angiolini* names.

			Retail Price Range				
	Number of locations	Brands offered	Shoes and Boots	Accessories	Apparel	Type of locations	Average store size (square feet)
Nine West	217	Primarily *Nine West*	$29 - $179	$3 - $189	$79 - $259	Upscale and regional malls and urban retail centers	1,678
Easy Spirit	145	Primarily *Easy Spirit*	$39 - $139	$4 - $90	$29 - $119	Upscale and regional malls and urban retail centers	1,384
Enzo Angiolini	24	Primarily *Enzo Angiolini*	$24 - $199	$6 - $212	$129 - $299	Upscale malls and urban retail centers	1,454
Bandolino	16	Primarily *Bandolino*	$24 - $139	$25 - $128	-	Urban retail locations and regional malls	1,263
Apparel	11	Various	-	-	$3 - $458	Urban retail locations and regional malls	3,316

Outlet Stores. At December 31, 2003, we operated a total of 577 outlet stores. Our shoe stores focus on breadth of product line, as well as value pricing, and offer a distribution channel for our residual inventories. The majority of the shoe stores' merchandise consists of new production of current and proven prior season's styles, with the remainder of the merchandise consisting of discontinued styles from our specialty retail footwear stores and wholesale divisions. The apparel stores focus on breadth of product line, customer service and value pricing. In addition to our brand name merchandise, these stores also sell merchandise produced by our licensees.

The following table summarizes selected aspects of our outlet stores at December 31, 2003. Of these stores, 561 are located within the United States and its territories and 16 are located in Canada. In addition to the stores listed in the table, we participate in a joint venture that operates four outlet stores in Australia under the *Nine West* name.

	Number of locations	Brands offered	Type of locations	store size (square feet)
Nine West	134	Primarily *Nine West*	Manufacturer outlet centers	2,806
Easy Spirit	101	Primarily *Easy Spirit*	Manufacturer outlet centers	4,163
Stein Mart (leased footwear departments)	106	All Company footwear brands	Strip centers	2,648
Jones New York	127	Primarily *Jones New York, Jones New York Sport* and *Jones New York Country*	Manufacturer outlet centers	3,687
Anne Klein	12	Primarily *Anne Klein*	Manufacturer outlet centers	2,780
Kasper	70	Primarily *Kasper*	Manufacturer outlet centers	2,636
Others	27	Various	Manufacturer outlet centers	3,653

Licensed Brands; Termination as of December 31, 2003 of License for *Lauren* and *Ralph* Brands

As a result of the acquisition of Sun, we obtained the right to sell *Polo Jeans Company* products under long-term license and design agreements which Sun entered into with Polo in 1995 (collectively, the "*Polo Jeans* License"). Under the *Polo Jeans* License, Polo has granted us an exclusive license for the design, manufacture and sale of men's and women's jeanswear, sportswear, and related apparel under the *Polo Jeans Company by Ralph Lauren* trademarks in the United States, its territories and Mexico. The agreements expire on December 31, 2005 and may be renewed by us in five-year increments for up to 25 additional years, provided that we achieve certain minimum sales levels. Renewal of the *Polo Jeans* License after 2010 requires a one-time payment by us of $25.0 million or, at our option, a transfer of a 20% interest in our *Polo Jeans Company* business to Polo (with no fees required for subsequent renewals). Polo also has an option, exercisable on or before June 1, 2010, to purchase our *Polo Jeans Company* business at the end of 2010 for a purchase price, payable in cash, equal to 80% of the then fair value of the business as a going concern, assuming continuation of the *Polo Jeans* License through 2030. The agreements provide for the payment by us of a percentage of net sales against guaranteed minimum royalty and design service payments as set forth in the agreements.

In October 1995, we acquired an exclusive license to manufacture and market women's shirts, blouses, skirts, jackets, suits, sweaters, pants, vests, coats, outerwear and hats under the *Lauren by Ralph Lauren* ("*Lauren*") trademark in the United States, Canada and Mexico pursuant to license and design service agreements with Polo (collectively, the "*Lauren* License"), which were to expire on December 31, 2006. The agreements provide for the payment by us of a percentage of net sales against guaranteed minimum royalty and design service payments as set forth in the agreements.

In May 1998, we acquired an exclusive license to manufacture and market women's dresses, shirts, blouses, skirts, jackets, suits, sweaters, pants, vests, coats, outerwear and hats under the *Ralph by Ralph Lauren* ("*Ralph*") trademark in the United States, Canada and Mexico pursuant to license and design service agreements with Polo (the "*Ralph* License"). The agreements were scheduled to end on December 31, 2003. The agreements provide for the payment by us of a percentage of net sales against guaranteed minimum royalty and design service payments as set forth in the agreements.

In June 2000, we acquired an exclusive license to manufacture and market in Canada certain products under the *Polo Jeans Company* and *Polo Ralph Lauren* trademarks pursuant to license and design service agreements with Polo (collectively, the "Canada Licenses"). The agreements were scheduled to expire on December 31, 2005 and were renewable for an additional five years, provided that we achieved certain minimum sales levels. The agreements provide for the payment by us of a percentage of net sales against guaranteed minimum royalty and design service payments as set forth in the agreements.

During the course of discussions concerning the *Ralph* License, Polo asserted that the expiration of the *Ralph* contract on December 31, 2003 would cause the *Lauren* License to end on December 31, 2003, instead of December 31, 2006. We believe that this is an improper interpretation and that the expiration of the *Ralph* License did not cause the *Lauren* License to end.

On June 3, 2003, we announced that our discussions with Polo regarding the interpretation of the *Lauren* License had reached an impasse and that, as a result, we had filed a complaint in the New York State Supreme Court against Polo and its affiliates (see "Legal Proceedings"). The complaint alleges that Polo breached the *Lauren* License by claiming that the license ends at the end of 2003. We asked the court to enter a judgment for compensatory damages of $550 million as well as punitive damages. On June 3, 2003, Polo also filed a complaint in the New York State Supreme Court against us, seeking among other things a declaratory judgment that the *Lauren* License terminated as of December 31, 2003. On July 25, 2003, we served papers opposing Polo's motion and also served upon Polo a motion seeking summary judgment in Polo's action for a declaratory judgment. On August 12, 2003, Polo filed a cross-motion for summary judgment in that action. These motions were argued on September 30, 2003, and the parties are awaiting decisions.

We assert within the complaint that Polo's actions fully discharged our obligations under the *Lauren* License for lines to be sold after December 31, 2003. Therefore, we ceased development of *Lauren* products effective with the Spring 2004 season. Our *Lauren* business represented a significant portion of our sales and profits. Net sales of *Lauren* products were $476.4 million for the year ended December 31, 2003. The termination of our exclusive right to manufacture and market clothing under this trademark in the United States, Canada and elsewhere will have a material adverse effect on our results of operations after 2003. While we are pursuing other opportunities, including internal brands (including the new lifestyle brand under the *Jones New York Signature* label), acquisitions (including the Kasper acquisition) and licensing options, some of which we previously were precluded from exploring under agreements with Polo, there is no guarantee that we will be able to replace all of the net sales of the *Lauren* brand. However, the loss of the *Lauren* License will not materially adversely impact our liquidity, and we will continue to have a strong financial position.

The expiration of the *Ralph* License will not be material to us in any respect. Net sales of *Ralph* products were $30.7 million for the year ended December 31, 2003.

We and Polo have agreed that, in connection with the expiration of the *Ralph* License, the Canada Licenses terminated as of December 31, 2003. The termination of the Canada Licenses will not be material to us in any respect. Net sales of all products under the Canada Licenses were $41.3 million for the year ended December 31, 2003. The dispute between us and Polo does not relate to the *Polo Jeans* License in the United States, and an end to the Canada Licenses does not end our longer term *Polo Jeans* License in the United States or otherwise adversely affect the *Polo Jeans* License in the United States.

As a result of the acquisition of Victoria, we obtained the exclusive license to produce and sell costume jewelry in the United States and Canada under the *Tommy Hilfiger* trademark pursuant to an agreement with Hilfiger. This agreement, which was recently amended to include the *H Hilfiger* trademark, expires on March 31, 2008. The agreement provides for payment by us of a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement. We also obtained the exclusive license to produce, market and distribute costume jewelry in the United States, Canada, Mexico and Japan under the *Givenchy* trademark pursuant to an agreement with Givenchy, which expires on December 31, 2005. The agreement provides for the payment by us of a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement.

In July 2002, we obtained the exclusive license to produce and sell women's and young women's footwear, luggage, handbags and small leather goods bearing a diversified complement of *ESPRIT* trademarks pursuant to license and design service agreements with Esprit Europe, a subsidiary of Esprit

Holdings Limited. These branded products are distributed exclusively by Nine West to department stores, retail specialty stores and other direct to consumer venues throughout the United States and Puerto Rico. The agreement expires on December 31, 2007 and is renewable for an additional five years provided that we achieve certain minimum sales levels.

Design

Each of our apparel product lines has a design team which is responsible for the creation, development and coordination of the product group offerings within each line. We believe our design staff is recognized for its distinctive styling of garments and its ability to update fashion classics with contemporary trends. Our apparel designers travel throughout the world for fabrics and colors, and stay continuously abreast of the latest fashion trends. In addition, we actively monitor the retail sales of our products to determine and react to changes in consumer trends.

For most sportswear lines, we will develop several groups in a season. A group typically consists of an assortment of skirts, pants, jeans, shorts, jackets, blouses, sweaters, t-shirts and various accessories. We believe that we are able to minimize design risks because we often will not have started cutting fabrics until the first few weeks of a major selling season. Since different styles within a group often use the same fabric, we can redistribute styles and, in some cases, colors, to fit current market demand. We also have a key item replenishment program for certain lines which consists of core products that reflect little variation from season to season.

Our footwear and accessories product lines are developed by a combination of our own design teams and third-party designers, which independently interpret global lifestyle, clothing, footwear and accessories trends. To research and confirm such trends, the teams travel extensively in Asia, Europe and major American markets, conduct extensive market research on retailer and consumer preferences, and subscribe to fashion and color information services. Each team presents styles that maintain each brand's distinct personality. Samples are refined and then produced. After the samples are evaluated, lines are modified further for presentation at each season's shoe shows.

Our jewelry brands are developed by separate design teams. Each team presents styles that maintain each brand's distinct personality. A prototype is developed for each new product where appropriate. Most prototypes are produced by our contractors based on technical drawings that we supply. These prototypes are reviewed by our product development team , who negotiate costs with the contractors. After samples are evaluated and cost estimates are received, the lines are modified as needed for presentation for each selling season.

In accordance with standard industry practices for licensed products, we have the right to approve the concepts and designs of all products produced and distributed by our licensees. Similarly, Polo Ralph Lauren provides design services to us for our licensed products and has the right to approve our designs for the *Polo Jeans Company* product line. Esprit Europe, Hilfiger and Givenchy also provide design services to us for our licensed products and have the right to approve our designs for the *ESPRIT*, *Tommy Hilfiger* and *Givenchy* product lines, respectively.

Manufacturing and Quality Control

Apparel

Apparel sold by us is produced in accordance with our design, specification and production schedules through an extensive network of independent factories located in the United States and its territories, Mexico, China and other locations throughout the world. We also operate several manufacturing facilities of our own in Mexico and China. Approximately 24% of our apparel products were manufactured in the United States and Mexico and 76% in other parts of the world (primarily Asia) during 2003. We source a portion of our products in Central America, enabling us to take advantage of shorter lead times than other offshore locations due to proximity. Sourcing in this region enables us to utilize exemptions under "807" customs regulations,

which provide that certain articles assembled abroad from United States components are exempt from United States duties on the value of these components.

We believe that outsourcing a majority of our products allows us to maximize production flexibility, while avoiding significant capital expenditures, work-in-process inventory build-ups and costs of managing a larger production work force. Our fashion designers, production staff and quality control personnel closely examine garments manufactured by contractors to ensure that they meet our high standards.

Our comprehensive quality control program is designed to ensure that raw materials and finished goods meet our exacting standards. Substantially all of the fabric purchases for garments manufactured domestically, in Mexico and in Central America are inspected upon receipt in either our warehouse facilities (where they are stored prior to shipment for cutting) or at the contractor's warehouse. Fabrics for garments manufactured offshore are inspected by either independent inspection services or by our contractors upon receipt in their warehouses. Our quality control program includes inspection of both prototypes of each garment prior to cutting by the contractors and, in certain instances, a sampling of production garments upon receipt at our warehouse facilities to ensure compliance with our specifications.

Domestic contractors are supervised by our quality control staff based primarily in Pennsylvania. Our Mexican contractors are monitored by an in-house contractor operations group located in Mexico and other foreign manufacturers' operations are monitored by our Hong Kong-based personnel, buying agents located in other countries and independent contractors and inspection services. Finished goods are generally shipped to our warehouses for final inspection and distribution.

For our sportswear business, we generally supply the raw material to our domestic manufacturers and occasionally to foreign manufacturers. Otherwise, the raw materials are purchased directly by the manufacturer in accordance with our specifications. Raw materials, which are in most instances made and/or colored especially for us, consist principally of piece goods and yarn and are purchased by us from a number of domestic and foreign textile mills and converters. Our foreign finished goods purchases are generally purchased on a letter of credit basis, while our domestic purchases are generally purchased on open account.

Our primary raw material in our jeanswear business is denim, which is primarily purchased from leading mills located in the United States, Mexico, the Pacific Rim and Pakistan. Denim purchase commitments and prices are negotiated on a quarterly or semi-annual basis. We perform our own extensive testing of denim, cotton twill and other fabrics to ensure consistency and durability.

We do not have long-term arrangements with any of our suppliers. We have experienced little difficulty in satisfying our raw material requirements and consider our sources of supply adequate.

Our apparel products are manufactured according to plans prepared each year which reflect prior years' experience, current fashion trends, economic conditions and management estimates of a line's performance. We generally order piece goods concurrently with concept development. The purchase of piece goods is controlled and coordinated on a divisional basis. When possible, we limit our exposure to specific colors and fabrics by committing to purchase only a portion of total projected demand with options to purchase additional volume if demand meets the plan.

We believe our extensive experience in logistics and production management underlies our success in coordinating with contractors who manufacture different garments included within the same product group. We also contract for the production of a portion of our products through a network of foreign agents. We have had long-term mutually satisfactory business relationships with many of our contractors and agents but do not have long-term written agreements with any of them.

Footwear and Accessories

To provide a steady source of inventory, we rely on long-standing relationships developed by Nine West with footwear and accessories manufacturers in Brazil and Asia and by Victoria with jewelry manufacturers in Asia. We work through independent buying agents for footwear and our own offices for accessories and jewelry. Allocation of production among our manufacturing resources is determined based upon a number of factors, including manufacturing capabilities, delivery requirements and pricing.

During 2003, approximately 83% of our footwear products were manufactured by independent footwear manufacturers located in Asia (primarily China) and approximately 17% were manufactured by independently owned footwear manufacturers in Brazil. Our handbags and small leather goods are sourced through our own buying offices in Korea and Hong Kong, which utilize independent third party manufacturers located primarily in China. Products have historically been purchased from the Brazilian and Asian manufacturers in pre-set United States dollar prices, and therefore, we generally have not been adversely affected by fluctuations in exchange rates. We do not have contracts with any of our footwear, handbag or small leather goods manufacturers but, with respect to footwear imported from Brazil and China, we rely on established relationships with our Brazilian and Chinese manufacturers directly and through our independent buying agent. Quality control reviews are done on-site in the factories by our third-party buying agents primarily to ensure that material and component qualities and fit of the product are in accordance with our specifications. Our quality control program includes approval of prototypes, as well as approval of final production samples to ensure they meet our high standards.

We believe that our relationships with our Brazilian and Chinese manufacturers provide us with a responsive and adequate source of supply of our products and, accordingly, give us a significant competitive advantage. We also believe that purchasing a significant percentage of our products in Brazil and China allows us to maximize production flexibility while limiting our capital expenditures, work-in-process inventory and costs of managing a larger production work force. Because of the sophisticated manufacturing techniques of these manufacturers, individual production lines can be quickly changed from one style to another, and production of certain styles can be completed in as few as four hours, from uncut leather to boxed footwear.

Historically, periodic instability in Brazil's political and economic environment has not had a material adverse effect on Nine West's financial condition or results of operations. We cannot predict, however, the effect that future changes in economic or political conditions in Brazil could have on the economics of doing business with our Brazilian manufacturers. Although we believe that we could source in China a portion of those products which we currently source in Brazil and find alternative manufacturing sources for the remainder of those products, the establishment of new manufacturing relationships would involve various uncertainties, and the loss of a substantial portion of our Brazilian manufacturing capacity before the alternative sourcing relationships were fully developed could have a material adverse effect on our financial condition or results of operations.

We place our projected orders for each season's styles with our manufacturers prior to the time we have received all of our customers' orders. Because of our close working relationships with our third party manufacturers (which allow for flexible production schedules and production of large quantities of footwear within a short period of time), most of our orders are finalized only after we have received orders from a majority of our customers. As a result, we believe that, in comparison to our competitors, we are better able to meet sudden demands for particular designs, more quickly exploit market trends as they occur, reduce inventory risk and more efficiently fill reorders booked during a particular season.

We do not have contracts with any of our jewelry manufacturers but rely on long-standing relationships, principally with third-party Asian manufacturers. We also have our own manufacturing facility to satisfy demand for products manufactured domestically (such as cosmetic containers) and to provide product samples, prototypes, small quantities of test merchandise and a small amount of production capacity in the event of a disruption of certain outsourced manufacturing. Victoria and Judith Jack have historically experienced little difficulty in satisfying finished goods requirements, and we consider their source of supplies adequate. Products have historically been purchased from Asian manufacturers in preset U. S. dollar prices, effectively minimizing the effects of adverse fluctuations in exchange rates.

During 2003, our jewelry products were manufactured primarily by independently-owned jewelry manufacturers in Asia. We believe that the quality and cost of products manufactured by our suppliers provide us with the ability to remain competitive. Sourcing the majority of our products enables us to better control costs and avoid significant capital expenditures, work in process inventory, and costs of managing a larger production workforce. Victoria's and Judith Jack's history as manufacturers gives them the requisite experience and knowledge to manage their vendors effectively.

Forecasts for basic jewelry products are produced on a rolling 12-week basis and are adjusted based on point of sale information from retailers. Manufacturing of fashion jewelry products is based on marketing forecasts and sales plans; actual orders are received several weeks after such forecasts are produced. Quality control testing is performed either by private firms in the country of manufacture or on-site by domestic employees or our own locally-based inspection technicians. Quality assurance checks are also performed upon receipt of finished goods at our distribution facilities.

Workplace Compliance Program

We have an active program in place to monitor compliance by our contract manufacturers (in all product categories) with the Jones Apparel Group Standards for Contractors and Suppliers ("Factory Standards"). In 1996, we became a participant in the United States Department of Labor's Apparel Manufacturers Compliance Program. Under that program, and through independent agreements with domestic and foreign manufacturers that produce products for us, we regularly audit for compliance with our Factory Standards and require corrective action when appropriate. In 2003, we also initiated a more active training program for contractors.

Our Factory Standards, which we have posted on our website (www.jny.com), apply to conditions of employment, such as child labor, wages and benefits, working hours and days off, health and safety conditions in the workplace and housing, forced labor, discrimination, disciplinary practices and freedom of association.

We have a vigorous factory-auditing program. Our Compliance Department staff consists of 15 auditors based in three countries. Twelve auditors claim English as a second language, and virtually all are multi-lingual and have at least a bachelor's degree from a four-year institution in the United States or abroad. In addition to our own staff, we retain several recognized, unaffiliated workplace compliance audit firms to conduct factory audits on our behalf and to report on such findings, including recommendations for remediation.

During 2003, 1,308 audits were conducted (including over 900 by independent auditors), including domestic and foreign factories for apparel, footwear, handbag and jewelry products. Also, during 2003, we initiated a more training-based approach with our contract manufacturers. In China, we funded a mobile training van program run by an independent monitoring firm, in which approximately 20 factories were visited several times during the year, providing worker training in the following topics: nutrition, reproductive health for female workers, psychology and interpersonal relationships, social skills, our Factory Standards, prevention and cure of SARS, calculation of wage and working hours entitlements, and occupational health and safety. These topics were addressed through lectures, group discussions and group exhibits performed by the independent monitor's staff or local experts with relationships to the monitor.

At our expense, the monitor also delivered an interpersonal relationship training program to workers at two facilities in Vietnam on our behalf, and a general code of conduct informational session for representatives of all footwear factories in China (some of the same factories being visited by the mobile van), bringing in local government representatives to provide detailed information on the local labor code requirements for working hours and wages.

We are also funding on-going training for factories in Lesotho through a local industrial relations expert from South Africa; this training is addressing the creation of personnel policies and procedures, grievance procedures and interpersonal relationship management at those factories.

We are providing ongoing support (but not funding) for two factories that have engaged a China-based labor compliance consulting organization, which is assisting the factories in exploring ways to decrease working hours in those factories by improving efficiencies in the factories, using industrial engineering and production planning. In February 2004, we commenced funding the same training (which will take place over a period of six months) with ten footwear factories in China. We have funded remediation training for approximately ten factories in Guatemala to address previously unfavorable audit results, specifically verbal harassment of workers.

In all cases, the organization that provided the training was not the organization providing the compliance monitoring of the same facility, to avoid any real or perceived conflicts of interest.

Obtaining compliance with our Factory Standards is, in many instances, a very challenging process. We deal with many factories in many countries, each with legal systems and cultures far different from that of the United States. Our auditing program invariably reports problems of varying degrees in almost all factories. Our approach, in virtually all cases, has been to attempt to improve conditions through directions to remediate the cited conditions and to conduct follow-up audits, rather than to cease using a given factory, which would assuredly result in severe hardship for the employees working at those factories. We do believe that progress and improvement, although incremental, is quite real.

Marketing

During 2003, no single customer accounted for more than 10% of sales; however, certain of our customers are under common ownership. When considered together as a group under common ownership, sales to eight department store customers currently owned by Federated Department Stores, Inc. ("Federated") accounted for approximately 13% of 2003 sales, and sales to six department store customers currently owned by The May Department Stores Company ("May") accounted for approximately 12% of 2003 sales. Our ten largest customer groups accounted for approximately 61% of sales in 2003. While we believe that purchasing decisions are generally made independently by each department store customer (including the stores in the Federated and May groups), in some cases the trend is toward more centralized purchasing decisions. We attempt to minimize our credit risk from our concentration of customers by closely monitoring accounts receivable balances and shipping levels and the ongoing financial performance and credit status of our customers.

Sportswear products are marketed to department stores and specialty retailing customers during "market weeks," which are generally four to six months in advance of the corresponding industry selling seasons. While we typically will allocate a six-week period to market a sportswear line, most major orders are written within the first three weeks of any market period.

We believe retail demand for our apparel products is enhanced by our ability to provide our retail accounts and consumers with knowledgeable sales support. In this regard, we have an established program to place retail sales specialists in many major department stores for many of our brands, including *Jones New York, Jones New York Sport, Jones New York Signature, Polo Jeans Company, Kasper* and *Anne Klein*. These individuals have been trained by us to support the sale of our products by educating other store personnel and consumers about our products and by coordinating our marketing activities with those of the stores. In addition, the retail sales specialists provide us with firsthand information concerning consumer reactions to our products. In addition, we have a program of designated sales personnel in which a store agrees to designate certain sales personnel who will devote a substantial portion of their time to selling our products in return for certain benefits.

We introduce new collections of footwear at industry-wide shoe shows, held semi-annually in both New York City and Las Vegas. We also present an interim line to customers during the fall and spring of each year. We introduce new handbag and small leather goods collections at market shows that occur five times each year in New York City. Jewelry products are marketed in New York City showrooms through individual customer appointments and at five industry-wide market shows each year. Retailers visit our showrooms at these times to view various product lines and merchandise.

We market our footwear, handbag, luggage and small leather goods businesses with certain department stores and specialty retail stores by bringing our retail and sales planning expertise to those retailers. Under this program, members of branded division management who have extensive retail backgrounds work with the retailer to create a "focus area" or "concept shop" within the store that displays the full collection of a single brand in one area. These individuals assist the department and specialty retail stores by: providing advice about appropriate product assortment and product flow; making recommendations about when a product should be re-ordered; providing sales guidance, including the training of store personnel; and developing advertising programs with the retailer to promote sales of our products. In addition, our sales force and, for handbags and small leather goods, field merchandising associates, recommend how to display our products, assist with merchandising displays and educate store personnel about us and our products. The goal of this approach is to promote high retail sell-throughs of our products. With this approach, customers are encouraged to devote greater selling space to our products, and we are better able to assess consumer preferences, the future ordering needs of our customers, and inventory requirements.

We work closely with our wholesale jewelry customers to create long-term sales programs, which include choosing among our diverse product lines and implementing sales programs at the store level. A team of sales representatives and sales managers monitor product performance against plan and are responsible for inventory management, using point-of-sale information to respond to shifts in consumer preferences. Management uses this information to adjust product mix and inventory requirements. In addition, field merchandising associates recommend how to display our products, assist with merchandising displays and educate store personnel about us and our products. Retailers are also provided with customized displays and store-level merchandising designed to maximize sales and inventory turnover. By providing retailers with in-store product management, we establish close relationships with retailers, allowing us to maximize product sales and increase floor space allocated to our product lines. We have also placed retail sales specialists in major department stores to support the sale of our *Napier, Nine West, Givenchy, Tommy Hilfiger* and *Judith Jack* jewelry products.

Advertising and Promotion

We employ a cooperative advertising program for our branded products, whereby we share the cost of certain wholesale customers' advertising and promotional expenses in newspapers, magazines and other media up to either a preset maximum percentage of the customer's purchases or an agreed-upon rate of contribution. An important part of the marketing program includes prominent displays of our products in wholesale customers' sales catalogs as well as in-store shop displays.

We have national advertising campaigns for *Jones New York* Collection, *Jones New York Sport* and *Jones New York Signature* (primarily in the print media encompassing both our products and products of our licensees), *Nine West* (footwear, apparel, handbags, jewelry and licensed products, primarily in fashion magazines), *Easy Spirit* (primarily in fashion, lifestyle, health and fitness magazines), *Norton McNaughton* (in fashion, lifestyle and ethnic magazines), *Erika* and *Erika Sport* (in lifestyle magazines), *Nine & Company* (in fashion magazines through co-op advertising efforts), *Bandolino* (in fashion magazines), *Gloria Vanderbilt* (in fashion and trade magazines), *GLO* (in fashion magazines), *l.e.i.* (in lifestyle and fashion magazines and radio), *Anne Klein New York* and *AK Anne Klein* (in fashion magazines), *Kasper* (in fashion magazines), *Jeanstar* (in fashion and trade magazines) and the licensed *Polo Jeans Company* line (in fashion and lifestyle magazines). Given the strong recognition and brand loyalty already afforded our brands, we believe these campaigns will serve to further enhance and broaden our customer base. Except for *Norton McNaughton*, *Erika, Erika Sport* and *l.e.i.*, our in-house creative services departments oversee the conception, production and execution of virtually all aspects of these activities. We also believe that our retail network promotes brand name recognition and supports the merchandising of complete lines by, and the marketing efforts of, our wholesale customers.

Licensing of Company Brands

We have entered into various license agreements under which independent licensees either manufacture, market and sell certain products under our trademarks in accordance with designs furnished or approved by us or distribute our products in certain countries where we do not do business. These licenses, the terms of which (not including renewals) expire at various dates through 2015, typically provide for the payment to us of a percentage of the licensee's net sales of the licensed products against guaranteed minimum royalty payments, which typically increase over the term of the agreement.

The following table sets forth information with respect to select aspects of our licensing business:

Brand	Category
Jones New York	Men's Tailored Clothing, Formal Wear (U.S.) Men's Tailored Clothing, Dress Shirts, Outerwear, Dress Slacks (Canada) Men's Topcoats, Outerwear (U.S.) Men's Accessories (U.S., Canada) Men's Neckwear (U.S.) Men's Neckwear (Canada) Men's Umbrellas, Rain Accessories (U.S.) Women's Outerwear, Rainwear (U.S.) Women's Leather Outerwear (U.S.) Women's Wool Coats (U.S.) Women's Outerwear, Wool Coats, Rainwear (Canada) Women's Scarves, Wraps (U.S.) Women's Sunglasses (U.S., Canada) Women's Eyewear (U.S., Canada) Women's Sleepwear, Loungewear (U.S., Canada) Women's Costume Jewelry (Canada) Women's Umbrellas, Rain Accessories (U.S.)
Anne Klein New York and *AK Anne Klein*	Men's Tailored Clothing (U.S., Canada, Mexico) Men's Outerwear (U.S., Canada, Mexico) Women's Swimwear (U.S.) Women's Watches (Worldwide) *AK Anne Klein* Women's Footwear (U.S., Canada) *Anne Klein New York* Women's Footwear (Worldwide excluding Japan) Women's Outerwear (U.S.) Women's Scarves, Cold Weather Accessories (U.S., Canada) *AK Anne Klein* Women's Jewelry (U.S.) Women's Sunglasses, Optical Eyewear (Worldwide) Women's Hosiery, Casual Legwear (U.S., Canada) Women's Umbrellas, Rain Accessories (U.S., Canada) Women's Belts (U.S., Canada) Women's Home Sewing Patterns (Worldwide) Bed, Bath, Table Linens (U.S.) International: Women's Apparel, Handbags, Accessories, Footwear (Japan) Women's Apparel, Handbags, Accessories (Korea) Women's Apparel, Handbags, Accessories (Mexico, Central America, South America, Caribbean, Dominican Republic) Women's Apparel, Handbags, Accessories, Belts (Hong Kong, China, Taiwan, Singapore, Malaysia, Thailand, Indonesia, Macau) Women's Apparel, Handbags, Accessories, Belts, Sleepwear, Casual Legwear (Philippines) Retail distribution rights for women's apparel, handbags and small leather goods (Turkey) Retail distribution rights for women's apparel, footwear, handbags, belts, small leather goods, scarves, sleepwear, socks and swimwear (Greece)
Kasper	Men's Leather Outerwear (U.S.) Men's Footwear (U.S., Canada) Men's Tailored Clothing (U.S., Canada, Mexico)
Albert Nipon	Men's Tailored Clothing (U.S.) Women's Footwear (U.S., Canada) Women's Outerwear (U.S.)
Evan-Picone	Men's Tailored Clothing, Formal Wear, Topcoats (U.S.) Women's Sheer Hosiery, Casual Legwear (U.S.) Women's Sportswear (Japan)

Brand	Category
Nine West	Watches (U.S., Canada, Spain, Mexico, U.K., Central America) Gloves, Cold Weather Accessories (U.S., Canada) Leather, Wool, Casual Outerwear, Rainwear (U.S., Canada, Spain) Belts (U.S.) Sunglasses (U.S., Canada, Spain) Hats (U.S., Canada) Eyewear (U.S., Canada, Mexico, Brazil, Central America, Bolivia, Chile, Columbia, Costa Rica, El Salvador, Honduras, Netherlands Antilles, Panama, Peru, Venezuela) Casual Legwear (U.S., Canada)
Easy Spirit	Slippers (U.S., Canada)
Enzo Angiolini	Sunglasses (U.S.)
Nine & Company	Swimwear (U.S.) Sleepwear, Loungewear (U.S.) Watches (U.S.) Gloves, Cold Weather Accessories (U.S.) Leather, Wool, Casual Outerwear, Rainwear (U.S.) Belts (U.S.) Slippers (U.S.) Sunglasses (U.S.) Hats (U.S.) Casual Legwear (U.S.)
Calico	Footwear (U.S.)
International footwear and accessories retail/wholesale distribution	*Nine West* retail locations (Bahrain, Kuwait, Oman, Qatar, The United Arab Emirates, Jordan, India, Poland) *Nine West* retail locations (Saudi Arabia, Lebanon) *Nine West* retail locations and wholesale distribution rights for *Nine West, Enzo Angiolini, Bandolino* and *Easy Spirit* footwear and accessories (Belize, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Venezuela, the Dominican Republic, French Guiana, Guyana, Suriname, the Caribbean Islands) *Nine West* retail locations and wholesale distribution rights for *Nine West* footwear and accessories (Greece, Cyprus) *Nine West* retail locations and wholesale distribution rights for *Nine West* footwear and accessories (Chile, Peru) and wholesale distribution rights for *Enzo Angiolini* footwear and accessories (Chile) *Nine West, Enzo Angiolini* and *NW Nine West* retail locations and wholesale distribution rights for *Nine West, Enzo Angiolini* and *NW Nine West* footwear and accessories (Hong Kong, Indonesia, Japan, Korea, Macau, Malaysia, the People's Republic of China, the Philippines, Singapore, Taiwan, Thailand) *Nine West* retail locations and wholesale distribution rights for *Nine West* footwear and accessories (South Africa) *Nine West* retail locations and wholesale distribution rights for *Nine West, Enzo Angiolini* and *Westies* (locally produced) (Mexico) *Nine West* retail locations (Turkey) *Nine West* and *Easy Spirit* retail locations and wholesale distribution rights for *Nine West* and *Easy Spirit* footwear and accessories (Israel) *Nine West* and *Easy Spirit* retail locations and wholesale distribution rights for *Nine West, Enzo Angiolini, Easy Spirit, Bandolino* and *Westies* footwear and accessories (Canada) *Nine West* retail locations (the United Kingdom, Ireland, the Channel Islands) and wholesale distribution rights for *Nine West* and *NW Nine West* footwear and accessories and *Easy Spirit* footwear (the United Kingdom, Ireland, the Channel Islands, Norway, Denmark, Sweden, Finland, Iceland) *Nine West* retail locations and wholesale distribution rights for *Nine West* and *Enzo Angiolini* footwear and accessories (Spain)
Energie	Men's Denim & Sportswear (U.S.)

Brand	Category
Gloria Vanderbilt	Women's Wool, Leather, Casual Outerwear, Rainwear (U.S.)
	Women's Woven Shirts (U.S.)
	Women's Sweaters (U.S.)
	Women's Knit Tops, Bottoms, ActiveWear (U.S.)
	Women's Scarves, Gloves, Cold Weather Accessories (U.S., Canada)
	Women's Costume Jewelry (Canada)
	Women's Watches (U.S.)
	Women's Sleepwear, Daywear, Loungewear (U.S.)
	Women's Swimwear (U.S.)
	Vanderbilt Denim, Apparel and Accessories for Men, Boys, Infants and Toddlers (Canada)
	Gloria Vanderbilt Apparel and Accessories for Women, Girls, Infants and Toddlers (Canada)
l.e.i.	Intimate Apparel (Daywear) (U.S.)
	Swimwear (U.S.)
	Footwear (U.S., Canada)
	Handbags, Belts, Accessories (U.S., Canada)
	Watches (U.S., Canada)
	Casual Legwear (U.S.)
	Sunglasses (U.S., Canada)
	Children's Apparel (U.S.)
	Outerwear (U.S.)
	Jewelry (U.S.)

Trademarks

We utilize a variety of trademarks which we own, including *Jones New York, Jones New York Signature, Jones New York Sport, Jones Wear, Jones New York Country, Jones Jeans, Jones Studio, Evan-Picone, Executive Suite, Norton McNaughton, Maggie McNaughton, Norton Studio, Erika, Energie, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Banister, Nine & Company, Westies, Napier, Richelieu, Judith Jack, Gloria Vanderbilt, Glo, l.e.i., Albert Nipon, Anne Klein, Anne Klein New York, AK Anne Klein, Kasper* and *Le Suit.* We have registered or applied for registration for these and other trademarks for use on a variety of items of apparel, footwear, accessories and/or related products and, in some cases, for retail store services, in the United States and certain other countries. The expiration dates of the United States trademark registrations for our material registered trademarks are as follows, with our other registered foreign and domestic trademarks expiring at various dates through 2018. Certain brands such as *Jones New York* are sold under several related trademarks; in these instances, the range of expiration dates is provided. All marks are subject to renewal in the ordinary course of business if no third party successfully challenges such registrations and, in the case of domestic and certain foreign registrations, applicable use and related filing requirements for the goods and services covered by such registrations have been met.

Trademark	Expiration Dates	Trademark	Expiration Dates	Trademark	Expiration Dates
Jones New York	2006-2012	*Nine & Company*	2012	*l.e.i.*	2011
Jones New York Sport	2004	*Napier*	2009	*Albert Nipon*	2006-2012
Evan-Picone	2013	*Judith Jack*	2012	*Anne Klein*	2005-2012
Nine West	2011-2013	*Norton McNaughton*	2004	*Kasper*	2010
Easy Spirit	2007-2010	*Erika*	2004	*Le Suit*	2008
Enzo Angiolini	2005-2010	*Energie*	2008		
Bandolino	2011	*Gloria Vanderbilt*	2005-2012		

We carefully monitor trademark expiration dates to provide uninterrupted registration of our material trademarks. We also license the *Polo Jeans Company by Ralph Lauren, Givenchy, Tommy Hilfiger, H Hilfiger* and *ESPRIT* trademarks (see "Licensed Brands" above).

We also hold numerous patents expiring at various dates through 2021 (subject to payment of annuities and/or periodic maintenance fees) and have additional patent applications pending in the United States Patent and Trademark Office and in certain other countries. We regard our trademarks and other proprietary rights as valuable assets which are critical in the marketing of our products. We vigorously monitor and protect our trademarks and patents against infringement and dilution where legally feasible and appropriate.

Imports and Import Restrictions

Our transactions with our foreign manufacturers and suppliers are subject to the risks of doing business abroad. Imports into the United States are affected by, among other things, the cost of transportation and the imposition of import duties and restrictions. The United States, China, Brazil and other countries in which our products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duty or tariff levels, which could affect our operations and our ability to import products at current or increased levels. We cannot predict the likelihood or frequency of any such events occurring.

Our import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries, including Hong Kong, Taiwan, the Philippines, Thailand, Indonesia and South Korea. These agreements impose quotas on the amount and type of goods which can be imported into the United States from these countries. Such agreements also allow the United States to impose, at any time, restraints on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits. Our imported products are also subject to United States customs duties and, in the ordinary course of business, we are from time to time subject to claims by the United States Customs Service for duties and other charges.

We monitor duty, tariff and quota-related developments and continually seek to minimize our potential exposure to quota-related risks through, among other measures, geographical diversification of our manufacturing sources, the maintenance of overseas offices, allocation of overseas production to merchandise categories where more quota is available and shifts of production among countries and manufacturers.

Because our foreign manufacturers are located at greater geographic distances from us than our domestic manufacturers, we are generally required to allow greater lead time for foreign orders, which reduces our manufacturing flexibility. Foreign imports are also affected by the high cost of transportation into the United States and the effects of fluctuations in the value of the dollar against foreign currencies in certain countries.

In addition to the factors outlined above, our future import operations may be adversely affected by political instability resulting in the disruption of trade from exporting countries and restrictions on the transfer of funds.

Backlog

We had unfilled customer orders of approximately $1.4 billion at both December 31, 2003 and December 31, 2002. These amounts include both confirmed and unconfirmed orders which we believe, based on industry practice and past experience, will be confirmed. The amount of unfilled orders at a particular time is affected by a number of factors, including the mix of product, the timing of the receipt and processing of customer orders and scheduling of the manufacture and shipping of the product, which in some instances is dependent on the desires of the customer. Backlog is also affected by a continuing trend among customers to reduce the lead time on their orders. Due to these factors, as well as the acquisition of Kasper during 2003, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

Competition

Competition is intense in the sectors of the apparel, footwear and accessory industries in which we participate. We compete with many other manufacturers and retailers, some of which are larger and have greater resources.

We compete primarily on the basis of fashion, price and quality. We believe our competitive advantages include our ability to anticipate and respond quickly to changing consumer demands, our brand names and range of products and our ability to operate within the industries' production and delivery constraints. Furthermore, our established brand names and relationships with retailers have resulted in a loyal following of customers.

While new entrants come into markets we serve on a regular basis, we consider the risk of formidable new competitors to be low due to barriers to entry, such as significant startup costs, the long-term nature of supplier and customer relations and the need to develop both adequate financial resources and an efficient operational infrastructure.

We believe that, during the past few years, major department stores and specialty retailers have been increasingly sourcing products from suppliers who are well capitalized or have established reputations for delivering quality merchandise in a timely manner. However, there can be no assurance that significant new competitors will not develop in the future.

Employees

At December 31, 2003, we had approximately 17,095 full-time employees. This total includes approximately 10,885 in quality control, production, design and distribution positions, approximately 3,210 in administrative, sales, clerical and office positions and approximately 3,000 in our retail stores. We also employ approximately 4,750 part-time employees, of which approximately 4,635 work in our retail stores.

Approximately 215 of our employees located in Bristol, Pennsylvania are members of the Teamsters Union, which has a collective bargaining agreement with us expiring in March 2006. Approximately 80 of our employees located in Vaughan, Ontario are members of the Laundry and Linen Drivers and Industrial Workers Union, which has a collective bargaining agreement with us expiring in March 2006. Approximately 1,185 of our employees located in Mexico are members of an affiliate of the Cofederacion de Trabajadores Mexicanos, which has a collective bargaining agreement expiring on January 1, 2005. Approximately 225 of our employees are members of the Union of Needletrades, Industrial and Textile Employees, which has a one-year labor agreement with Kasper expiring on May 31, 2004. We consider our relations with our employees to be satisfactory.

ITEM 2. PROPERTIES

The general location, use and approximate size of our principal properties are set forth below:

Location	Owned/ leased	Use	Approximate Area in Square Feet
Bristol, Pennsylvania	leased	Headquarters and distribution warehouse	453,000
Bristol, Pennsylvania	leased	Administrative and computer services	131,000
New York, New York	leased	Administrative, executive and sales offices	1,049,000
Vaughan, Canada	leased	Administrative offices and distribution warehouse	120,000
Lawrenceburg, Tennessee	leased	Distribution warehouses	1,199,000
South Hill, Virginia	leased	Distribution warehouses	534,000
Rural Hall, North Carolina	leased	Materials and distribution warehouse	447,000
El Paso, Texas	owned	Administrative, warehouse and preproduction facility	165,000
El Paso, Texas	leased	Distribution warehouses	861,000
Durango, Mexico	owned	Finishing, assembly and warehouse facilities	453,000
White Plains, New York	leased	Administrative and computer services	366,000
West Deptford, New Jersey	leased	Distribution warehouses	868,000
East Providence, Rhode Island	leased	Distribution warehouses, product development and administrative	241,000
Goose Creek, South Carolina	leased	Distribution warehouses	600,000
Edison, New Jersey	leased	Administrative offices and distribution warehouses	256,000
Commerce, California	leased	Administrative offices and distribution warehouse	86,000
San Luis, Mexico	leased	Production and distribution warehouses	997,000
Secaucus, New Jersey	leased	Administrative offices, retail store and distribution warehouse	400,000
Shenzhen, China	leased	Production facilities and dormitories	115,000

We sublease approximately 200,000 square feet of our White Plains facilities and a 220,000 square foot warehouse facility in Teterboro, New Jersey to independent companies. Our Australian joint venture company leases office and distribution facilities in Australia.

We also own two production facilities totaling 101,000 square feet in Torreon, Mexico, a 67,000 square foot production facility in Juarez, Mexico and a 111,000 square foot distribution facility in El Paso, Texas which are currently not in service.

Our retail stores are leased pursuant to long-term leases, typically five to seven years for apparel and footwear outlet stores and ten years for footwear and accessories and apparel specialty stores. Certain leases allow us to terminate our obligations after a predetermined period (generally one to three years) in the event that a particular location does not achieve specified sales volume and some leases have options to renew. Many leases include clauses that provide for contingent payments based on sales volumes, and many leases contain escalation clauses for increases in operating costs and real estate taxes.

We believe that our existing facilities are well maintained, in good operating condition and that our existing and planned facilities will be adequate for our operations for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

The *Ralph* License with Polo was scheduled to end on December 31, 2003. During the course of the discussions concerning *Ralph*, Polo asserted that the expiration of the *Ralph* contract would cause the *Lauren* License agreements to end on December 31, 2003, instead of December 31, 2006. We believe that this is an improper interpretation and that the expiration of the *Ralph* License did not cause the *Lauren* License to end.

On June 3, 2003, we announced that our discussions with Polo regarding the interpretation of the *Lauren* License had reached an impasse and that, as a result, we had filed a complaint in the New York State Supreme Court against Polo and its affiliates and our former President, Jackwyn Nemerov. The complaint alleges that Polo breached the *Lauren* License agreements by claiming that the license ends at the end of 2003. The complaint also alleges that Ms. Nemerov breached the confidentiality and non-compete provisions of her employment agreement with us. Additionally, Polo is alleged to have induced Ms. Nemerov to breach her employment agreement and Ms. Nemerov is alleged to have induced Polo to breach the *Lauren* License agreements. We asked the court to enter a judgment for compensatory damages of $550 million, as well as punitive damages, and to enforce the confidentiality and non-compete provisions of Ms. Nemerov's employment agreement. On June 3, 2003, Polo also filed a complaint in the New York State Supreme Court against us, seeking among other things a declaratory judgment that the *Lauren* License terminated as of December 31, 2003. On June 25, 2003, we filed an amended complaint adding a claim against Ms. Nemerov for conversion, which alleges that Ms. Nemerov wrongfully took and possesses documents containing confidential information regarding us.

On July 3, 2003, Ms. Nemerov filed a motion to stay our claims against her and to compel arbitration of those claims. We have opposed that motion. Additionally, on July 3, 2003, Polo served a motion on us to dismiss our breach of contract claim, and to stay our claim regarding inducement of Ms. Nemerov's breach of her employment agreement pending the outcome of arbitration. On July 8, 2003, we served papers opposing Nemerov's motion. On July 25, 2003, we served papers opposing Polo's motion and also served upon Polo a motion seeking summary judgment in Polo's action for a declaratory judgment. On August 12, 2003, Polo filed a cross-motion for summary judgment in that action. The four motions were argued on September 30, 2003, and the parties are awaiting decisions.

We have been named as a defendant in various actions and proceedings arising from our ordinary business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse financial effect on us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Price range of common stock:				
2003				
High	$37.44	$31.15	$33.18	$35.91
Low	$25.61	$26.60	$27.98	$30.78
2002				
High	$37.63	$41.68	$38.25	$37.65
Low	$31.46	$33.05	$27.55	$26.18
Dividends per share of common stock:				
2003	-	-	$0.08	$0.08
2002	-	-	-	-

Our common stock is traded on the New York Stock Exchange under the symbol "JNY." The above figures set forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the New York Stock Exchange Composite Tape. The last reported sale price per share of our common stock on March 11, 2004 was $36.15, and on that date there were 457 holders of record of our common stock. However, many shares are held in "street name;" therefore, the number of holders of record may not represent the actual number of shareholders.

The following table sets forth the repurchases of our common stock for the fiscal quarter ended December 31, 2003.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 5, 2003 to November 1, 2003	-	-	-	$152,857,851
November 2, 2003 to November 29, 2003	-	-	-	$152,857,851
November 30, 2003 to December 31, 2003	490,000	$33.83	490,000	$136,280,873
Total	490,000	$33.83	490,000	$136,280,873

These repurchases were made under programs announced on October 8, 2002 and July 29, 2003 for $150.0 million each. While neither plan has an expiration date, the $150.0 million limit under the October 8, 2002 program was reached during December 2003.

ITEM 6. SELECTED FINANCIAL DATA

The following financial information is qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Report. The selected consolidated financial information presented below is derived from our audited Consolidated Financial Statements for each of the five years in the period ended December 31, 2003. We completed our acquisitions of Nine West Group, Victoria, Judith Jack, McNaughton, Gloria Vanderbilt, l.e.i. and Kasper at various dates within the five-year period and, accordingly, the results of their operations are included in our operating results from the respective dates of acquisition.

(All amounts in millions except net income per share data)

Year Ended December 31,	2003	2002	2001	2000	1999
Income Statement Data					
Net sales	$ 4,339.1	$ 4,312.2	$ 4,073.8	$ 4,147.4	$ 3,152.4
Licensing income (net)	36.2	28.7	24.8	22.2	20.9
Total revenues	4,375.3	4,340.9	4,098.6	4,169.6	3,173.3
Cost of goods sold	2,738.6	2,657.0	2,570.4	2,436.5	1,961.5
Gross profit	1,636.7	1,683.9	1,528.2	1,733.1	1,211.8
Selling, general and administrative expenses	1,056.9	1,093.3	1,004.1	1,091.6	811.3
Amortization of goodwill	-	-	44.2	36.9	22.3
Operating income	579.8	590.6	479.9	604.6	378.2
Interest income	3.5	4.6	4.5	2.3	3.3
Interest expense and financing costs	58.8	62.7	84.6	103.8	66.9
Equity in earnings of unconsolidated affiliates	2.5	1.0	-	-	-
Income before provision for income taxes	527.0	533.5	399.8	503.1	314.6
Provision for income taxes	198.4	201.2	163.6	201.2	126.2
Income before cumulative effect of change in accounting principle	328.6	332.3	236.2	301.9	188.4
Cumulative effect of change in accounting for intangible assets, net of tax	-	13.8	-	-	-
Net income	$ 328.6	$ 318.5	$ 236.2	$ 301.9	$ 188.4
Per Share Data					
Income per share before cumulative effect of change in accounting principle					
Basic	$2.58	$2.59	$1.92	$2.54	$1.65
Diluted	$2.48	$2.46	$1.82	$2.48	$1.60
Net income per share					
Basic	$2.58	$2.48	$1.92	$2.54	$1.65
Diluted	$2.48	$2.36	$1.82	$2.48	$1.60
Dividends paid per share	$0.16	-	-	-	-
Weighted average common shares outstanding					
Basic	127.3	128.2	123.2	119.0	114.1
Diluted	136.5	139.0	133.7	121.9	118.0

December 31,	2003	2002	2001	2000	1999
Balance Sheet Data					
Working capital	$ 826.9	$ 890.9	$ 762.8	$ 294.9	$ 469.2
Total assets	4,187.7	3,852.6	3,373.5	2,979.2	2,792.0
Short-term debt and current portion of long-term debt and capital lease obligations	180.8	6.3	7.7	499.8	266.9
Long-term debt, including capital lease obligations	835.1	978.1	976.6	576.2	834.2
Stockholders' equity	2,537.8	2,303.5	1,905.4	1,477.2	1,241.0

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information and analysis of our results of operations from 2001 through 2003, and our liquidity and capital resources. The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere herein.

Overview

We design, contract for the manufacture of, manufacture and market a broad range of women's collection sportswear, suits and dresses, casual sportswear and jeanswear for men, women and children, and women's footwear and accessories. We sell our products through a broad array of distribution channels, including better specialty and department stores and mass merchandisers, primarily in the United States and Canada. We also operate our own network of retail and factory outlet stores. In addition, we license the use of several of our brand names to select manufacturers and distributors of women's and men's apparel and accessories worldwide.

Trends

We believe that two significant trends are occurring in the women's apparel, footwear and accessories industry. We believe that a trend exists among our major retail accounts to concentrate their women's apparel, footwear and accessories buying among a narrowing group of vendors. We also believe that consumers in the United States and Canada are shopping less in department stores (our traditional distribution channel) and more in other channels, such as specialty shops and mid-tier locations where value is perceived to be higher. We have responded to these trends by enhancing the brand equity of our labels through our focus on design, quality and value, and through strategic acquisitions which provide significant diversification to the business by successfully adding new distribution channels, labels and product lines (such as the *Judith Jack, Norton McNaughton, Energie, Erika, Gloria Vanderbilt, l.e.i., Kasper, Albert Nipon, AK Anne Klein* and *Anne Klein New York* brands). Through this diversification, we have evolved into a multidimensional resource in apparel, footwear and accessories. We have leveraged the strength of our brands to increase both the number of locations and amount of selling space in which our products are offered, to introduce product extensions such as the *Jones New York Signature, Nine West, Nine & Company, Easy Spirit* and *Bandolino* apparel labels and the *Jones New York* accessory label, and to reposition the *Bandolino* and *Evan-Picone* labels to the moderate market segment.

Acquisitions

We completed our acquisitions of Judith Jack on April 26, 2001, McNaughton on June 19, 2001, Gloria Vanderbilt on April 8, 2002, l.e.i. on August 15, 2002 and Kasper on December 1, 2003. The results of operations of the acquired companies are included in our operating results from the respective dates of acquisition. Accordingly, the financial position and results of operations presented and discussed herein are not directly comparable between years. Judith Jack operates in the wholesale footwear and accessories segment, Kasper operates in the wholesale better apparel and retail segments and McNaughton, Gloria Vanderbilt and l.e.i. operate in the wholesale moderate apparel segment.

Restructuring and Other Charges

During 2002 and 2003, we restructured several of our existing operations to reduce both excess capacity and overhead costs, including the closing of Canadian and Mexican production facilities, the closing of an administrative, warehouse and preproduction facility in El Paso, Texas and the closing of a warehouse facility in Rural Hall, North Carolina. As a result, we recorded restructuring charges of $8.8 million in 2002, including $5.0 million of employee severance and related costs, $3.3 million of asset impairments (based on estimated market values of the affected properties) and $0.5 million of other costs. Of these charges, $0.9 million is reported as a selling, general and administrative expense in the wholesale better apparel segment, $6.9 million is reported as a selling, general and administrative expense in the wholesale moderate apparel segment and $1.0 million is reported as a selling, general and administrative expense in the wholesale footwear and accessories segment. In 2003, we recorded an additional restructuring charge of $0.7 million related to employee severance and related costs in the wholesale better segment and reversed $0.3 million of employee severance costs in the wholesale footwear and accessories segment.

During 2002, we recorded a $31.9 million charge relating to contractual obligations under employment contracts, primarily for former President Jackwyn Nemerov and former Vice Chairman Irwin Samelman. The charges under these contracts are comprised of pre-tax amounts totaling $11.8 million for contractual salary and bonus obligations and $18.1 million for non-cash compensation expense resulting from contractual vesting of outstanding stock options and restricted stock. Also included is a pre-tax amount of $2.0 million related to certain obligations under the employment agreement that we entered into with Peter Boneparth when we acquired McNaughton in 2001. These obligations were satisfied in March 2002 when Mr. Boneparth was elected President and designated to become our Chief Executive Officer on May 22, 2002.

The terrorist attacks of September 11, 2001 and subsequent increases in unemployment and reduced consumer spending clearly had a negative impact on the United States economy during 2001 and 2002. Retailers in those distribution channels to which we sell our products responded to the general sense of economic uncertainty with order reductions and extremely aggressive promotional activity. As a result, we had the challenge in late 2001 and early 2002 of liquidating inventory above our normal plan, as well as working with our retail customers to flow inventories through the normal retail distribution channels. Accordingly, we recorded a pre-tax charge of $86.8 million (the "special charge") in the third fiscal quarter of 2001 to provide for the writedown of inventories and receivables. Of the special charge, $61.7 million was to write down to net realizable value merchandise that we either owned or were committed for and needed to dispose of through off-price channels. The charge to receivables of $24.1 million was to record an incremental provision for customer allowances, which we anticipated we needed to provide to our retail customers in order to effectively flow goods through the retail channels.

Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changed the accounting for goodwill and other intangible assets from an amortization method to an impairment-only approach. Upon our adoption of SFAS No. 142 on January 1, 2002, we ceased amortizing our trademarks without determinable lives and our goodwill. As prescribed under SFAS No. 142, we had our goodwill and trademarks tested for impairment during the first fiscal quarter of 2002.

Due to market conditions resulting from a sluggish economy compounded by the aftereffects of the events of September 11, 2001, we revised our earnings forecasts for future years for several of our trademarks and licenses. As a result, the fair market value of these assets (as appraised by an independent third party) was lower than their carrying value as of December 31, 2001. We accordingly recorded an after-tax impairment charge of $13.8 million, which is reported as a cumulative effect of change in accounting principle resulting from the adoption of SFAS No. 142.

In the second fiscal quarter of 2002, we recorded an additional impairment charge of $5.8 million related to two trademarks due to a decrease in projected accessory revenues resulting from a further evaluation of our costume jewelry business. We have our annual impairment test for goodwill and trademarks performed in the fourth fiscal quarter of the year. As a result of continuing decreases in projected accessory revenues in our costume jewelry lines, the conversion of a portion of our *Enzo Angiolini* retail stores to the more moderately-priced *Bandolino* brand and the discontinuance of our *Rena Rowan* line, we recorded additional trademark impairment charges of $18.6 million in 2002 and$4.5 million in 2003. These charges are reported as a selling, general and administrative expense in the other and eliminations segment.

Termination as of December 31, 2003 of Licenses with Polo Ralph Lauren Corporation for *Lauren* and *Ralph* Brands

The *Ralph* License with Polo was scheduled to end on December 31, 2003. During the course of discussions concerning *Ralph*, Polo asserted that the expiration of the *Ralph* contract would cause the *Lauren*

License agreements to end on December 31, 2003, instead of December 31, 2006. We believe that this is an improper interpretation and that the expiration of the *Ralph* License did not cause the *Lauren* License to end.

On June 3, 2003, we announced that our discussions with Polo regarding the interpretation of the *Lauren* License had reached an impasse and that, as a result, we had filed a complaint in the New York State Supreme Court against Polo and its affiliates (see "Legal Proceedings"). The complaint alleges that Polo breached the *Lauren* License agreements by claiming that the license ends at the end of 2003. We asked the court to enter a judgment for compensatory damages of $550 million as well as punitive damages. On June 3, 2003, Polo also filed a complaint in the New York State Supreme Court against us, seeking among other things a declaratory judgment that the *Lauren* License terminated as of December 31, 2003. On July 25, 2003, we served papers opposing Polo's motion and also served upon Polo a motion seeking summary judgment in Polo's action for a declaratory judgment. On August 12, 2003, Polo filed a cross-motion for summary judgment in that action. These motions were argued on September 30, 2003, and the parties are awaiting decisions.

We assert within the complaint that Polo's actions fully discharged our obligations under the *Lauren* License agreements for lines to be sold after December 31, 2003. Therefore, we ceased development of *Lauren* products effective with the Spring 2004 season. Our *Lauren* business represented a significant portion of our sales and profits. Net sales of *Lauren* products were $476.4 million for the year ended December 31, 2003. The termination of our exclusive right to manufacture and market clothing under this trademark in the United States, Canada and elsewhere will have a material adverse effect on our results of operations after 2003. While we are pursuing other opportunities, including internal brands (including the new lifestyle brand under the *Jones New York Signature* label), acquisitions (including the Kasper acquisition) and licensing options, some of which we previously were precluded from exploring under agreements with Polo, there is no guarantee that we will be able to replace all of the net sales of the *Lauren* brand. However, the loss of the *Lauren* License will not materially adversely impact our liquidity, and we will continue to have a strong financial position.

The expiration of the *Ralph* License will not be material to us in any respect. Net sales of *Ralph* products were $30.7 million for the year ended December 31, 2003.

We and Polo have agreed that, in connection with the expiration of the *Ralph* License, the Canada Licenses terminated as of December 31, 2003. The termination of the Canada Licenses will not be material to us in any respect. Net sales of all products under the Canada Licenses were $41.3 million for the year ended December 31, 2003. The dispute between us and Polo does not relate to the *Polo Jeans* License in the United States, and an end to the Canada Licenses does not end our longer term *Polo Jeans* License in the United States or otherwise adversely affect the *Polo Jeans* License in the United States.

Stock-Based Compensation

Effective January 1, 2003, we adopted the fair value method of accounting for employee stock options for all options granted after December 31, 2002 pursuant to the guidelines contained in SFAS No. 123, "Accounting for Stock-Based Compensation" using the "prospective method" set forth in SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Under this approach, the fair value of the option on the date of grant (as determined by the Black-Scholes option pricing model) is amortized to compensation expense over the option's vesting period. Since the expense to be recorded is dependent on both the timing and the number of options to be granted, we cannot estimate the effect on future results of operations at this time. Prior to January 1, 2003, pursuant to a provision in SFAS No. 123 we had elected to continue using the intrinsic-value method of accounting for stock options granted to employees in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options had been measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount the employee must pay to acquire the stock. Under this approach, we had only recognized compensation expense for stock-based awards to employees for options granted at below-market prices. For more information, see "Summary of Accounting Policies - Stock Options" in Notes to Consolidated Financial Statements.

Critical Accounting Policies

Several of our accounting policies involve significant judgements and uncertainties. The policies with the greatest potential effect on our results of operations and financial position include the estimated collectibility of accounts receivable, the recovery value of obsolete or overstocked inventory and the estimated fair values of both our goodwill and intangible assets with indefinite lives.

For accounts receivable, we estimate the net collectibility, considering both historical and anticipated trends of trade discounts and co-op advertising deductions taken by our customers, allowances we provide to our retail customers to flow goods through the retail channels, and the possibility of non-collection due to the financial position of our customers. For inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods to the recovery value expected to be realized through off-price channels. Historically, actual results in these areas have not been materially different than our estimates, and we do not anticipate that our estimates and assumptions are likely to materially change in the future. However, if we incorrectly anticipate trends or unexpected events occur, our results of operations could be materially affected.

We utilize independent third-party appraisals to estimate the fair values of both our goodwill and our intangible assets with indefinite lives. These appraisals are based on projected cash flows and interest rates; should interest rates or our future cash flows differ significantly from the assumptions used in these projections, material impairment losses could result where the estimated fair values of these assets become less than their carrying amounts.

Results of Operations

Statements of Income Stated in Dollars and as a Percentage of Total Revenues

(In millions)	2003		2002		2001	
Net sales	$ 4,339.1	99.2%	$ 4,312.2	99.3%	$ 4,073.8	99.4%
Licensing income (net)	36.2	0.8%	28.7	0.7%	24.8	0.6%
Total revenues	4,375.3	100.0%	4,340.9	100.0%	4,098.6	100.0%
Cost of goods sold	2,738.6	62.6%	2,657.0	61.2%	2,570.4	62.7%
Gross profit	1,636.7	37.4%	1,683.9	38.8%	1,528.2	37.3%
Selling, general and administrative expenses	1,056.9	24.2%	1,061.4	24.5%	1,004.1	24.5%
Executive compensation obligations	-	-	31.9	0.7%	-	-
Amortization of goodwill	-	-	-	-	44.2	1.1%
Operating income	579.8	13.3%	590.6	13.6%	479.9	11.7%
Interest income	3.5	0.1%	4.6	0.1%	4.5	0.1%
Interest expense and financing costs	58.8	1.3%	62.7	1.4%	84.6	2.1%
Equity in earnings of unconsolidated affiliates	2.5	0.1%	1.0	-	-	-
Income before provision for income taxes	527.0	12.0%	533.5	12.3%	399.8	9.8%
Provision for income taxes	198.4	4.5%	201.2	4.6%	163.6	4.0%
Earnings before change in accounting principle	328.6	7.5%	332.3	7.7%	236.2	5.8%
Cumulative effect of change in accounting for intangible assets	-	-	13.8	0.3%	-	-
Net income	$ 328.6	7.5%	$ 318.5	7.3%	$ 236.2	5.8%

Percentage totals may not agree due to rounding.

2003 Compared to 2002

Revenues. Total revenues for 2003 were $4.38 billion compared to $4.34 billion for 2002, an increase of 0.8%.

Revenues by segment were as follows:

(In millions)	2003	2002	Increase/ (Decrease)	Percent Change
Wholesale better apparel	$ 1,475.0	$ 1,636.4	$ (161.4)	(9.9%)
Wholesale moderate apparel	1,310.2	1,093.5	216.7	19.8%
Wholesale footwear and accessories	868.3	882.3	(14.0)	(1.6%)
Retail	685.6	700.0	(14.4)	(2.1%)
Other	36.2	28.7	7.5	26.1%
Total revenues	$ 4,375.3	$ 4,340.9	$ 34.4	0.8%

Wholesale better apparel revenues declined primarily as the result of a decrease in shipments and increased customer allowances of our *Polo Jeans, Lauren* and *Ralph* businesses. Planned decreases in *Jones New York* career and decreased shipments in our *Jones New York Sport* and *Rena Rowan* products were partially offset by increases in our *Nine West, Jones New York Suit* and *Easy Spirit* apparel product lines as well as the product lines added as a result of the Kasper acquisition.

Wholesale moderate apparel revenues increased primarily as a result of the product lines obtained as a result of the Gloria Vanderbilt and l.e.i. acquisitions. Increases were also realized in the *Nine & Company* business during 2003, which were offset by reduced shipments of our *Jones Wear, Energie, Evan-Picone* and *Erika* products.

The wholesale footwear and accessories business was planned conservatively in light of the uncertain retail climate. These planned reductions significantly impacted shipments of our *Nine West* accessories and *Enzo Angiolini* footwear product lines, which were somewhat offset by new product lines, including *ESPRIT* and *Gloria Vanderbilt* in both the footwear and accessories product categories, as well as the growth of our *Bandolino* footwear line and our *Nine West* international business.

Retail revenues decreased primarily due to comparable store sales decreasing approximately 2.3% for footwear and accessories stores and 4.3% for ready-to-wear outlet stores as compared to 2002. The overall decreases were a result of a lack of consumer traffic and the challenging retail environment for most of 2003, although consumer traffic in our footwear stores improved considerably during the fourth fiscal quarter of 2003, and a net reduction of five footwear stores and a consolidation of 12 apparel stores from 2002.

Gross Profit. The gross profit margin decreased to 37.4% in 2003 compared to 38.8% in 2002.

Wholesale better apparel gross profit margins were 38.0% and 41.3% for 2003 and 2002, respectively. The decrease was a result of higher levels of sales through the off-price channel and increased discounts and customer allowances provided to our retail customers in relation to the discontinuance of our *Lauren* business. This decrease was partially offset by improved performance of the *Jones New York* career products at retail, resulting in lower levels of customer allowances, as well as a higher percentage of sales of our product lines to regular customers at full-price and a lower percentage of sales through the off-price channel. Cost of sales for 2003 included $3.4 million related to adjustments required under purchase accounting to write up acquired inventories to market value.

Wholesale moderate apparel gross profit margins were 26.0% and 27.0% for 2003 and 2002, respectively. The margin for the current period was impacted by a higher level of customer allowances as a result of higher promotions at our retail customers, as well as a higher ratio of off-price to full-price sales during the period. Cost of sales for 2002 included $23.1 million related to adjustments required under purchase accounting to write up acquired inventories to market value.

Wholesale footwear and accessories gross profit margins were 33.8% and 32.0% for 2003 and 2002, respectively. The margin increase, which occurred principally in our costume jewelry business, was driven by our inventory liquidation plan in 2002 and an emphasis on maintaining lower inventory levels, which resulted in lower sales through the off-price channel. This increase was partially offset by challenges in our *Nine West* accessories business that resulted in a higher level of customer allowances to maintain the flow of inventory through the retail channel. Margins also decreased in the *Nine West, Easy Spirit* and *Bandolino* footwear product lines due to a higher level of customer allowances and a higher percentage of sales through the off-price channel.

Retail gross profit margins were 54.5% and 53.2% for 2003 and 2002, respectively. The increase was primarily the result of improved inventory planning which resulted in a higher percentage of full-price sales and lower promotional activity in our retail stores.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses of $1.06 billion in 2003 represented a decrease of $36.4 million from the $1.09 billion reported for 2002. In 2003, Kasper added $6.7 million to the wholesale better apparel segment, which includes $1.1 million in amortization of acquired customer orders, and $2.7 million to the retail segment. Gloria Vanderbilt and l.e.i. added a total of $28.2 million to the wholesale moderate apparel segment to 2003, which was somewhat offset by a $26.1 million reduction in our private label denim business (a result of restructuring and integrating its operations into l.e.i.). The reorganization of our costume jewelry business also reduced overhead costs by $17.6 million from the prior year. The remaining decline represents tighter cost controls across the wholesale businesses and leveraging the corporate infrastructure across the organization, eliminating duplicative expenses in our new acquisitions. In 2003 we recorded trademark impairments of $4.5 million in the other and eliminations segment related primarily to the discontinuance of our *Rena Rowan* product line. The prior period reflected $31.9 million of executive compensation costs and a $24.4 million writedown of *Enzo Angiolini* footwear and costume jewelry trademarks in the other and eliminations segment.

Operating Income. The resulting operating income for 2003 of $579.8 million decreased 1.8%, or $10.8 million, from the $590.6 million for 2002, due to the factors described above.

Net Interest Expense. Net interest expense was $55.3 million in 2003 compared to $58.1 million in 2002. This was primarily a result of both lower interest rates and lower average borrowings in 2003 as compared to 2002.

Provision for Income Taxes. The effective income tax rate was 37.65% for 2003 and 37.7% for 2002. The difference is primarily the result of an $8.5 million deferred valuation allowance established in 2003 for capital loss carryforwards that will likely expire unused, offset by an $8.7 million reversal of prior year tax accruals as the result of the completion of Internal Revenue Service audits of our federal tax returns through 2000.

Net Income and Earnings Per Share. Net income was $328.6 million in 2003, an increase of $10.1 million from the net income of $318.5 million earned in 2002. Diluted earnings per share for 2003 was $2.48 compared to $2.36 for 2002, on 1.8% fewer shares outstanding.

2002 Compared to 2001

Revenues. Total revenues for 2002 were $4.34 billion compared to $4.10 billion for 2001, an increase of 5.9%. Excluding the effect of the special charge mentioned above, total revenues for 2002 increased $218.2 million, or 5.3%, over 2001.

Revenues by segment were as follows:

	Total Revenues				Excluding Special Charge			
(In millions)	2002	2001	Increase/ (Decrease)	Percent Change	2002	2001	Increase/ (Decrease)	Percent Change
Wholesale better apparel	$1,636.4	$1,834.1	($197.7)	(10.8%)	$1,636.4	$1,845.7	($209.3)	(11.3%)
Wholesale moderate apparel	1,093.5	547.3	546.2	99.8%	1,093.5	548.3	545.2	99.4%
Wholesale footwear and accessories	882.3	980.7	(98.4)	(10.0%)	882.3	992.2	(109.9)	(11.1%)
Retail	700.0	711.7	(11.7)	(1.6%)	700.0	711.7	(11.7)	(1.6%)
Other	28.7	24.8	3.9	15.7%	28.7	24.8	3.9	15.7%
Total revenues	$4,340.9	$4,098.6	$242.3	5.9%	$4,340.9	$4,122.7	$218.2	5.3%

As a result of the difficult economic environment experienced in 2001 and uncertainty as to the extent and duration of any continuing impact into 2002, we planned reductions across most of our wholesale businesses in coordination with many of our wholesale customers. In our wholesale better apparel segment, these planned reductions significantly impacted shipments of our *Jones New York* and *Rena Rowan* career collection businesses (which had experienced difficult performance at retail during 2001) and, to a lesser extent, also affected our *Lauren by Ralph Lauren* collection business. Wholesale better apparel revenues for 2001 were negatively impacted by $11.6 million relating to the special charge.

Wholesale moderate apparel revenues increased primarily as a result of the product lines obtained as a result of the McNaughton, Gloria Vanderbilt and l.e.i. acquisitions, which accounted for $528.5 million of the increase. Increases in our *Evan-Picone* and *Nine & Company* businesses were offset by lower sales in the *Jones Wear* and private label jeans businesses. Wholesale moderate apparel revenues for 2001 were negatively impacted by $1.0 million relating to the special charge.

We also planned reductions in our wholesale footwear and accessories business as a result of the uncertain retail environment. The most significant decreases were experienced in *Nine West* accessories and in *Enzo Angiolini* and *Easy Spirit* footwear. The decrease is also due to markdowns recognized in the costume jewelry business to more aggressively liquidate inventories in both the wholesale and retail channels. Shipments of the *Nine West* footwear line increased as a result of the positive business initiatives of focusing inventory on tested and proven footwear styles, as well as shortened production lead times and a broadening of product classifications to provide more options to the consumer. Wholesale footwear and accessories revenues for 2001 were negatively impacted by $11.5 million relating to the special charge.

Retail revenues decreased primarily as a result of a reduction of 18 stores in 2002 compared to the prior period. Comparable store sales were down approximately 0.5% for footwear and accessories stores and down approximately 6.0% for apparel outlet stores as compared to 2001. The decrease in the apparel stores was due to a concentration of career product locations which experienced difficult selling throughout 2002.

Gross Profit. The gross profit margin increased to 38.8% in 2002 compared to 37.3% in 2001. Cost of sales included $23.1 million and $17.7 million in 2002 and 2001, respectively, related to adjustments required under purchase accounting to write up acquired inventories to market value upon acquisition and $61.7 million in 2001 related to the special charge reflected in cost of sales.

Wholesale better apparel gross profit margins were 41.3% and 36.0% for 2002 and 2001, respectively. Wholesale better apparel cost of sales for 2001 included $23.0 million related to the special charge. The primary reasons for the margin increase were more favorable production costs realized from offshore production and a continued focus on inventory management, which resulted in lower off-price sales to discounters, partially offset by higher customer allowances granted to retailers to clear product.

Wholesale moderate apparel gross profit margins were 27.0% and 23.0% for 2002 and 2001, respectively. Wholesale moderate apparel cost of sales for 2002 included $23.1 million in purchase accounting adjustments. Cost of sales for 2001 included $16.7 million in purchase accounting adjustments and $8.2 million related to the special charge. The margin increase was primarily the result of the addition of higher-margin businesses realized from the inclusion of McNaughton for the full year in 2002 compared to only 28 weeks in 2001, as well as the addition of Gloria Vanderbilt.

Wholesale footwear and accessories gross profit margins were 32.0% and 32.5% for 2002 and 2001, respectively. Wholesale footwear and accessories cost of sales for 2001 included $1.0 million in purchase accounting adjustments and $23.1 million related to the special charge. The decrease in the margin was driven by significant markdowns in the costume jewelry business to more aggressively liquidate inventories in both the wholesale and retail channels, and higher off-price sales to discounters and higher customer allowances in the *Nine West* accessories line. Our wholesale footwear business realized a significant improvement in margins resulting primarily from a continued focus on inventory management, which resulted in lower off-price sales to discounters.

Retail gross profit margins were 53.2% and 51.7% for 2002 and 2001, respectively. Retail cost of sales for 2001 included $7.4 million related to the special charge. Margins in our *Nine West* retail business benefitted from better inventory planning and improved product assortments in our stores. This improvement was offset by more promotional activity in our apparel outlet stores, impacted by the difficulty experienced in our *Jones New York* career business.

SG&A expenses. SG&A expenses of $1.09 billion in 2002 represented an increase of $89.2 million from the $1.0 billion reported for 2001. During 2002, SG&A expenses included $24.4 million of trademark impairment charges. During 2001, SG&A expenses included $16.3 million of trademark amortization and $1.0 million related to the special charge. McNaughton, Gloria Vanderbilt and l.e.i. added a total of $71.0 million to 2002. Also contributing to the increase in SG&A expenses were the $31.9 million of executive compensation costs in the other and eliminations segment, $1.9 million of costs related to the closing of a Canadian production facility in the wholesale better apparel segment and $6.9 million of costs related to the closing of administrative and production facilities in Mexico and Texas in the wholesale moderate apparel segment. These increases were somewhat offset by cost savings resulting from the restructuring of our costume jewelry business and a continued focus on cost controls and efficiencies that can be realized by leveraging common functions across all divisions.

Operating Income. The resulting operating income for 2002 of $590.6 million increased 23.1%, or $110.7 million, from the $479.9 million for 2001 due to the factors described above.

Net Interest Expense. Net interest expense was $58.1 million in 2002 compared to $80.1 million in 2001, resulting from lower average borrowings, lower interest rates, the effects of interest rate swaps and using the proceeds from zero coupon convertible senior debt securities issued in February 2001 to repay higher-rate borrowings under our credit facilities.

Provision for Income Taxes. The effective income tax rate was 37.7% for 2002 compared to 40.9% for 2001. The decrease was primarily due to the elimination of nondeductible goodwill amortization resulting from the adoption of SFAS No. 142.

Net Income and Earnings Per Share. Net income was $318.5 million in 2002, an increase of $82.3 million from the net income of $236.2 million earned in 2001. Diluted earnings per share for 2002 was $2.36 compared to $1.82 for 2001, on a 4.0% increase in shares outstanding.

Liquidity and Capital Resources

Our principal capital requirements have been to fund acquisitions, pay dividends, working capital needs, capital expenditures and repurchases of our common stock on the open market. We have historically relied on internally generated funds, trade credit, bank borrowings and the issuance of notes to finance our operations and expansion. As of December 31, 2003, total cash and cash equivalents were $350.0 million, an increase of $66.7 million from the $283.3 million reported as of December 31, 2002.

Operating activities provided $455.0 million, $716.5 million and $562.4 million in 2003, 2002 and 2001, respectively. The change from 2002 to 2003 was primarily due to a smaller decrease in accounts receivable in 2003 than in 2002 and a small increase in inventory in 2003 compared to a decrease in 2002. While accounts receivable turns improved in 2003 compared to 2002, the reduction in 2003 was less than in 2002 due primarily to the collection of acquired l.e.i. receivables in 2002. The change in inventory was due to increases required for new product launches (including *Jones New York Signature, Gloria Vanderbilt Career* and *Bandolino* apparel) and planned increases in certain wholesale moderate and accessories businesses, which were offset by improved inventory turns in our wholesale better apparel segment and by reductions resulting from the discontinuance of *Lauren* and *Ralph*. The change in cash provided by operating activities from 2001 to 2002 was primarily due to lower accounts receivable and inventory levels, the result of a significant improvement in both accounts receivable and inventory turns.

Investing activities used $274.5 million, $368.7 million and $160.3 million in 2003, 2002 and 2001, respectively. The decrease for 2003 from 2002 was primarily due to lower acquisition-related payments in

2003 than in 2002. The increase for 2002 from 2001 was primarily due to the acquisitions of Gloria Vanderbilt and I.e.i.

During 2003, we entered into a sale-leaseback agreement for our Virginia warehouse facility. The gross sale price was $25.9 million, which resulted in a net gain of $7.5 million that has been deferred and is being amortized over the 20-year term of the lease agreement (which has been recorded as a capital lease). In connection with this transaction, we repaid $7.4 million of long-term debt related to the Virginia warehouse facility.

Financing activities used $114.7 million in 2003. The primary uses of cash were to repurchase our common stock and pay dividends to our common shareholders.

Financing activities used $141.1 million in 2002, primarily to refinance $43.7 million and $83.2 million of debt assumed as part of the acquisitions of Gloria Vanderbilt and I.e.i., respectively, and to repurchase our common stock. In addition, we redeemed the remaining $0.1 million of Nine West Group's 9% Senior Subordinated Notes Due 2007 in September 2002 at 104.5% of par. These uses of funds were partially offset by $118.4 million in proceeds from the issuance of common stock to our employees exercising stock options.

Financing activities used $387.2 million in 2001. The principal uses of cash were to repay in full $234.7 million of our 6.25% Senior Notes that matured on October 1, 2001. In addition, we redeemed all $0.5 million of Nine West Group's 5½% Convertible Subordinated Notes Due 2003 on December 1, 2001 at 100.92% of par. In connection with the McNaughton acquisition, we repurchased all $125.0 million of McNaughton's outstanding 12½% Senior Notes due 2005, Series B. We also refinanced $146.9 million of assumed McNaughton debt and accrued interest using cash on hand and borrowings under our Senior Credit Facilities.

In February 2001, we issued Zero Coupon Convertible Senior Notes due 2021. Net proceeds of the offering were $392.8 million, which were used to repay amounts then outstanding under our Senior Credit Facilities, repurchase $30.3 million of our outstanding 6.25% Senior Notes at par, and for general corporate purposes. On February 2, 2004, we redeemed all of the outstanding notes at a redemption price (inclusive of issue price plus accrued original issue discount) of $554.41 per $1,000 of principal amount at maturity for a total payment of $446.6 million, which was financed primarily through our Senior Credit Facilities. As a result of this transaction, we will record a charge of $8.2 million in the first fiscal quarter of 2004, representing the writeoff of unamortized bond discounts and debt issuance costs. The securities carried a 3.5% yield to maturity with a face value of $805.6 million ($1,000 per note) and were convertible into common stock at a conversion rate of 9.8105 shares per note.

In January 2001, we realized $8.3 million in proceeds from terminating interest rate swap agreements that we had entered into in June 1999, and in October 2002, we realized $21.6 million in proceeds from terminating interest rate swap agreements that we had entered into in April 2002 (see "Derivatives" in the Notes to Consolidated Financial Statements).

We repurchased $108.7 million, $129.2 million and $68.9 million of our common stock on the open market during 2003, 2002 and 2001, respectively. As of December 31, 2003, $6.6 million of stock repurchases had not settled and is accrued under accounts payable. As of December 31, 2003, a total of $663.7 million had been expended under announced programs to acquire up to $800.0 million of such shares. We may make additional share repurchases in the future depending on, among other things, market conditions and our financial condition. Proceeds from the issuance of common stock to our employees exercising stock options amounted to $20.5 million, $118.4 million and $85.8 million in 2003, 2002 and 2001, respectively.

At December 31, 2003, we had credit agreements with several lending institutions to borrow an aggregate principal amount of up to $1.4 billion under Senior Credit Facilities. These facilities, of which the entire amount is available for letters of credit or cash borrowings, provide for a $700.0 million three-year revolving credit facility (which expires in June 2006 and replaced a similar $850.0 million 364-day revolving credit facility in June 2003) and a $700.0 million five-year revolving credit facility (which expires in June 2004). At December 31, 2003, $212.9 million was outstanding under the three-year revolving credit facility (comprised solely of outstanding letters of credit) and no amounts were outstanding under our five-year revolving credit facility. Borrowings under the Senior Credit Facilities may also be used for working capital and other general corporate purposes, including permitted acquisitions and stock repurchases. The Senior Credit Facilities are unsecured and require us to satisfy both a coverage ratio of earnings before interest, taxes, depreciation, amortization and rent to interest expense plus rents and a net worth maintenance covenant, as well as other restrictions, including (subject to exceptions) limitations on our ability to incur additional indebtedness, prepay subordinated indebtedness, make acquisitions, enter into mergers and pay dividends.

In addition to these committed facilities, we have unsecured uncommitted lines of credit for the purpose of issuing letters of credit and bankers' acceptances for McNaughton and Kasper. As of December 31, 2003, $72.0 million in letters of credit were outstanding under these lines of credit.

At December 31, 2003, we also had a C$25.0 million unsecured line of credit in Canada, under which no amounts were outstanding.

In July 2001, December 2001 and August 2002, we entered into transactions relating to the short sale of $139.0 million, $157.9 million and $190.5 million, respectively, of U. S. Treasury securities. These transactions were intended to address interest rate exposure and generate capital gains that could be used to offset previously incurred capital losses. There are no present intentions to enter into any further transactions. See "Short Term Bond Transactions" in Notes to Consolidated Financial Statements.

In 2003 and 2002, we recorded minimum pension liability adjustments of $3.1 million and $10.8 million, respectively, to other comprehensive income resulting from the lowering of the discount rate from 6.5% to 6.1% in 2003 and both the negative returns on our investments and the lowering of the anticipated rate of future returns from 9.0% to 8.0% in 2002. Our plans are currently underfunded by a total of $15.9 million. As the benefits under our defined benefit plans are frozen with respect to service credits, the effects on future pension expense are not anticipated to be material to our results of operations or to our liquidity.

On December 1, 2003, we completed the acquisition of Kasper. The aggregate cash purchase price was $259.3 million, of which $37.6 million was paid in January 2004.

On August 16, 2002, we completed the acquisition of l.e.i. The aggregate purchase price was approximately $309.7 million, which included payments to the selling shareholders of $272.5 million in cash and the issuance of approximately 1.0 million shares of our common stock. We also assumed approximately $84.0 million of l.e.i.'s funded debt and accrued interest, $83.2 million of which we subsequently refinanced. Pursuant to the Amended Acquisition Agreement, the selling shareholders were entitled to a $2.2 million payment as additional consideration, which was made in 2003.

On April 8, 2002, we completed the acquisition of Gloria Vanderbilt. The aggregate purchase price was approximately $100.9 million, which included payments to the selling shareholders of $80.9 million in cash and the issuance of approximately 0.6 million shares of our common stock. We also assumed approximately $43.7 million of Gloria Vanderbilt's funded debt and accrued interest, which we subsequently refinanced. The terms of the acquisition agreement for Gloria Vanderbilt required us to pay the former Gloria Vanderbilt shareholders additional consideration of $4.50 for each $1.00 of Gloria Vanderbilt's earnings before interest and taxes (as defined in the stock purchase agreement) that exceeded certain targeted levels for the 12 months following the completion of the acquisition, up to a maximum of $54.0 million. The maximum additional consideration was paid in cash on July 7, 2003 and was recorded first as a reduction of the liability resulting from the fair value of assets acquired exceeding the purchase price, with the remaining balance being recorded as goodwill.

On February 18, 2004, we announced that the Board of Directors had declared a quarterly cash dividend of $0.08 per share to all common stockholders of record as of March 1, 2004 for payment on March 12, 2004.

We do not have any off-balance sheet arrangements within the meaning of SEC Regulation S-K Item 303(a)(4).

Contractual Obligations and Contingent Liabilities and Commitments

The following is a summary of our significant contractual cash obligations for the periods indicated that existed as of December 31, 2003, and, except for purchase obligations and other long-term liabilities, is based on information appearing in the Notes to Consolidated Financial Statements (amounts in millions).

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt (1)	$ 975.0	$ 175.0	$ 354.6	$ -	$ 445.4
Capital lease obligations	77.9	8.9	12.5	10.3	46.2
Operating lease obligations	585.9	100.5	162.5	114.4	208.5
Purchase obligations (2)	1,009.5	990.9	18.6	-	-
Minimum royalty payments (3)	35.3	9.7	17.4	8.2	-
Other long-term liabilities	55.7	3.9	10.0	3.8	38.0
Total contractual cash obligations	$ 2,739.3	$ 1,288.9	$ 575.6	$ 136.7	$ 738.1

(1) Includes $445.4 million of Zero Coupon Convertible Senior Notes Due 2021 that were redeemed in February 2004.

(2) Includes outstanding letters of credit of $284.9 million, which primarily represent inventory purchase commitments which typically mature in two to six months.

(3) Under exclusive licenses to manufacture certain items under trademarks not owned by us pursuant to various license and design service agreements, we are obligated to pay the licensors a percentage of our net sales of these licensed products, subject to minimum scheduled royalty and advertising payments.

We have two joint ventures with HCL Technologies Limited to provide us with computer consulting, programming and associated support services. On August 31, 2004, we are obligated to contribute approximately $1.0 million of additional capital to the joint ventures in the form of cash or assets. As of December 31, 2003, we have committed to purchase $17.3 million in services from these joint venture companies through June 30, 2007.

We also have a joint venture with Sutton Developments Pty. Ltd. ("Sutton") to operate retail locations in Australia. We have unconditionally guaranteed up to AU$7.0 million of borrowings under the joint venture's uncommitted credit facility and up to AU$0.4 million of presettlement risk associated with foreign exchange transactions. Sutton is required to reimburse us for 50% of any payments made under these guarantees. At December 31, 2003, the outstanding balance subject to these guarantees was approximately AU$1.0 million.

We believe that funds generated by operations, proceeds from the issuance of notes, the Senior Credit Facilities and the McNaughton, Kasper and Canadian lines of credit will provide the financial resources sufficient to meet our foreseeable working capital, dividend, capital expenditure and stock repurchase requirements and fund our contractual obligations and contingent liabilities and commitments.

New Accounting Standards

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 149 had no impact on our results of operations or our financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 had no impact on our results of operations or our financial position.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Sensitive Instruments

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in interest rates or foreign currency exchange rates. We manage this exposure through regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Our policy allows the use of derivative financial instruments for identifiable market risk exposures, including interest rate and foreign currency fluctuations. We do not enter into derivative financial contracts for trading or other speculative purposes. The following quantitative disclosures were derived using quoted market prices, yields and theoretical pricing models obtained through independent pricing sources for the same or similar types of financial instruments, taking into consideration the underlying terms, such as the coupon rate, term to maturity and imbedded call options. Certain items such as lease contracts, insurance contracts, and obligations for pension and other post-retirement benefits were not included in the analysis.

Interest Rates

Our primary interest rate exposures relate to our fixed and variable rate debt. The potential decrease in fair value of our fixed rate long-term debt instruments resulting from a hypothetical 10% adverse change in interest rates was approximately $92.6 million at December 31, 2003. We employ an interest rate hedging strategy utilizing swaps to effectively float a portion of our interest rate exposure on our fixed rate financing arrangements.

The primary interest rate exposures on floating rate financing arrangements are with respect to United States and Canadian short-term rates. We had approximately $1.4 billion in variable rate financing arrangements at December 31, 2003. As of December 31, 2003, a hypothetical immediate 10% adverse change in interest rates, as they relate to the maximum available borrowings under our variable rate financial instruments, would have a $2.5 million unfavorable impact over a one-year period on our earnings and cash flows.

Foreign Currency Exchange Rates

We are exposed to market risk related to changes in foreign currency exchange rates. We have assets and liabilities denominated in certain foreign currencies related to international subsidiaries. At December 31, 2003, we had outstanding foreign exchange contracts in Canada to purchase US$11.0 million at a weighted-average settlement price of C$1.3489 through April 2004. We believe that these financial instruments should not subject us to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities, and transactions being hedged. We are exposed to credit-related losses if the counterparty to the financial instruments fails to perform its obligations. However, we do not expect the counterparty, which presently has high credit ratings, to fail to meet its obligations.

For further information see "Derivatives" in the Notes to Consolidated Financial Statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

STATEMENT OF MANAGEMENT RESPONSIBILITY

To the Stockholders of Jones Apparel Group, Inc.

The management of Jones Apparel Group, Inc. is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and properly reflect the effects of certain estimates and judgements made by management.

Our management maintains an effective system of internal control that is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The system is continuously monitored by direct management review, the independent accountants and by Deloitte & Touche, LLP, our internal auditors, who conduct an extensive program of audits.

Our consolidated financial statements have been audited by BDO Seidman, LLP, independent accountants. Their audits were conducted in accordance with auditing standards generally accepted in the United States, and included a review of financial controls and tests of accounting records and procedures as they considered necessary in the circumstances.

The Audit Committee of the Board of Directors, which consists of independent, non-executive directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both internal and external auditors.



Peter Boneparth
President and Chief Executive Officer



Wesley R. Card
Chief Operating and Financial Officer



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Jones Apparel Group, Inc.

We have audited the accompanying consolidated balance sheets of Jones Apparel Group, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jones Apparel Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in notes to the financial statements, the Company changed its method of accounting for stock-based compensation in 2003 and its method of accounting for goodwill and intangible assets in 2002.

BDO Seidman, LLP

BDO Seidman, LLP
New York, New York
February 2, 2004

Jones Apparel Group, Inc.
Consolidated Balance Sheets
(All amounts in millions except per share data)

December 31,		2003		2002
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	350.0	$	283.3
Accounts receivable, net of allowances of $37.3 and $38.6 for doubtful accounts, discounts, returns and co-op advertising		385.8		389.3
Inventories		590.6		529.6
Deferred taxes		80.6		80.8
Prepaid expenses and other current assets		48.9		35.2
TOTAL CURRENT ASSETS		1,455.9		1,318.2
PROPERTY, PLANT AND EQUIPMENT, at cost, less accumulated depreciation and amortization		268.4		249.3
GOODWILL		1,646.9		1,541.2
OTHER INTANGIBLES, at cost, less accumulated amortization		767.5		677.3
OTHER ASSETS		49.0		66.6
	$	4,187.7	$	3,852.6
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Current portion of long-term debt and capital lease obligations	$	180.8	$	6.3
Accounts payable		244.6		230.2
Income taxes payable		14.7		26.0
Payments due relating to Kasper acquisition		37.6		-
Accrued employee compensation		36.8		40.2
Accrued expenses and other current liabilities		114.5		124.6
TOTAL CURRENT LIABILITIES		629.0		427.3
NONCURRENT LIABILITIES:				
Long-term debt		791.4		955.7
Obligations under capital leases		43.7		22.4
Deferred taxes		130.1		98.6
Other		55.7		45.1
TOTAL NONCURRENT LIABILITIES		1,020.9		1,121.8
TOTAL LIABILITIES		1,649.9		1,549.1
COMMITMENTS AND CONTINGENCIES		-		-
STOCKHOLDERS' EQUITY:				
Preferred stock, $.01 par value - shares authorized 1.0; none issued		-		-
Common stock, $.01 par value - shares authorized 200.0; issued 148.6 and 147.1		1.5		1.5
Additional paid-in capital		1,179.4		1,143.8
Retained earnings		1,947.2		1,638.8
Accumulated other comprehensive income		3.8		4.8
		3,131.9		2,788.9
Less treasury stock, 22.4 and 18.7 shares, at cost		(594.1)		(485.4)
TOTAL STOCKHOLDERS' EQUITY		2,537.8		2,303.5
	$	4,187.7	$	3,852.6

See accompanying notes to consolidated financial statements

Jones Apparel Group, Inc.
Consolidated Statements of Income
(All amounts in millions except per share data)

Year Ended December 31,	2003	2002	2001
Net sales	$ 4,339.1	$ 4,312.2	$ 4,073.8
Licensing income (net)	36.2	28.7	24.8
Total revenues	4,375.3	4,340.9	4,098.6
Cost of goods sold	2,738.6	2,657.0	2,570.4
Gross profit	1,636.7	1,683.9	1,528.2
Selling, general and administrative expenses	1,056.9	1,093.3	1,004.1
Amortization of goodwill	-	-	44.2
Operating income	579.8	590.6	479.9
Interest income	3.5	4.6	4.5
Interest expense and financing costs	58.8	62.7	84.6
Equity in earnings of unconsolidated affiliates	2.5	1.0	-
Income before provision for income taxes	527.0	533.5	399.8
Provision for income taxes	198.4	201.2	163.6
Income before cumulative effect of change in accounting principle	328.6	332.3	236.2
Cumulative effect of change in accounting for intangible assets, net of tax	-	13.8	-
Net income	$ 328.6	$ 318.5	$ 236.2
Earnings per share			
Basic			
Income before cumulative effect of change in accounting principle	$2.58	$2.59	$1.92
Cumulative effect of change in accounting for intangible assets	-	0.11	-
Basic earnings per share	$2.58	$2.48	$1.92
Diluted			
Income before cumulative effect of change in accounting principle	$2.48	$2.46	$1.82
Cumulative effect of change in accounting for intangible assets	-	0.10	-
Diluted earnings per share	$2.48	$2.36	$1.82
Weighted average common shares outstanding			
Basic	127.3	128.2	123.2
Diluted	136.5	139.0	133.7

See accompanying notes to consolidated financial statements

Jones Apparel Group, Inc.
Consolidated Statements of Stockholders' Equity
(All amounts in millions except per share data)

	Number of common shares outstanding	Total stock-holders' equity	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, January 1, 2001	120.1	$ 1,477.2	$ 1.4	$ 752.0	$ 1,084.1	$ (2.4)	$ (357.9)
Year ended December 31, 2001:							
Comprehensive income:							
Net income	-	236.2	-	-	236.2	-	-
Gain on termination of interest rate hedges, net of $3.3 tax	-	5.0	-	-	-	5.0	-
Change in fair value of cash flow hedges	-	0.1	-	-	-	0.1	-
Reclassification adjustment for hedge gains and losses included in net income, net of $0.7 tax	-	(1.1)	-	-	-	(1.1)	-
Foreign currency translation adjustments	-	(1.1)	-	-	-	(1.1)	-
Total comprehensive income		239.1					
Issuance of restricted stock to employees	0.1	-	-	-	-	-	-
Amortization expense in connection with employee stock options and restricted stock	-	1.4	-	1.4	-	-	-
Treasury stock reissued relating to acquisition of McNaughton	3.0	109.3	-	73.6	-	-	35.7
Conversion of McNaughton employee stock options	-	34.2	-	34.2	-	-	-
Exercise of employee stock options	4.3	85.8	-	85.8	-	-	-
Tax benefit derived from exercise of employee stock options	-	27.4	-	27.4	-	-	-
Treasury stock acquired	(1.8)	(68.9)	-	-	-	-	(68.9)
Other	-	(0.1)	-	(0.1)	-	-	-
Balance, December 31, 2001	125.7	1,905.4	1.4	974.3	1,320.3	0.5	(391.1)
Year ended December 31, 2002:							
Comprehensive income:							
Net income	-	318.5	-	-	318.5	-	-
Minimum pension liability adjustment, net of $4.1 tax	-	(6.7)	-	-	-	(6.7)	-
Gain on termination of interest rate hedges, net of $8.2 tax	-	13.4	-	-	-	13.4	-
Change in fair value of cash flow hedges, net of $0.4 tax	-	(0.5)	-	-	-	(0.5)	-
Reclassification adjustment for hedge gains and losses included in net income, net of $1.4 tax	-	(2.1)	-	-	-	(2.1)	-
Foreign currency translation adjustments	-	0.2	-	-	-	0.2	-
Total comprehensive income		322.8					
Issuance of restricted stock to employees	0.3	-	-	-	-	-	-
Treasury stock reissued for acquisition of Gloria Vanderbilt	0.6	20.0	-	10.1	-	-	9.9
Treasury stock reissued for acquisition of l.e.i.	1.0	36.3	-	11.3	-	-	25.0
Amortization expense in connection with employee stock options and restricted stock	-	12.9	-	12.9	-	-	-
Exercise of employee stock options	4.8	118.4	0.1	118.3	-	-	-
Tax benefit derived from exercise of employee stock options	-	16.9	-	16.9	-	-	-
Treasury stock acquired	(4.0)	(129.2)	-	-	-	-	(129.2)
Balance, December 31, 2002	128.4	2,303.5	1.5	1,143.8	1,638.8	4.8	(485.4)
Year ended December 31, 2003:							
Comprehensive income:							
Net income	-	328.6	-	-	328.6	-	-
Minimum pension liability adjustment, net of $1.1 tax	-	(2.0)	-	-	-	(2.0)	-
Change in fair value of cash flow hedges, net of $1.0 tax	-	(1.4)	-	-	-	(1.4)	-
Reclassification adjustment for hedge gains and losses included in net income, net of $2.0 tax	-	(3.6)	-	-	-	(3.6)	-
Foreign currency translation adjustments	-	6.0	-	-	-	6.0	-
Total comprehensive income		327.6					
Issuance of restricted stock to employees, net of forfeitures	0.6	-	-	-	-	-	-
Amortization expense in connection with employee stock options and restricted stock	-	12.2	-	12.2	-	-	-
Exercise of employee stock options	0.9	20.5	-	20.5	-	-	-
Tax benefit derived from exercise of employee stock options	-	2.9	-	2.9	-	-	-
Dividends on common stock ($0.16 per share)	-	(20.2)	-	-	(20.2)	-	-
Treasury stock acquired	(3.7)	(108.7)	-	-	-	-	(108.7)
Balance, December 31, 2003	126.2	$ 2,537.8	$ 1.5	$ 1,179.4	$ 1,947.2	$ 3.8	$ (594.1)

See accompanying notes to consolidated financial statements

Jones Apparel Group, Inc.
Consolidated Statements of Cash Flows
(All amounts in millions)

Year Ended December 31,	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 328.6	$ 318.5	$ 236.2
Adjustments to reconcile net income to net cash provided by operating activities, net of acquisitions:			
Cumulative effect of change in accounting principle	-	13.8	-
Amortization of goodwill	-	-	44.2
Amortization of original issue discount	15.2	14.7	13.0
Trademark impairment losses	4.5	24.4	-
Depreciation and other amortization	84.3	74.1	74.7
Provision for losses on accounts receivable	(0.6)	3.6	3.3
Deferred taxes	47.1	2.6	24.9
Gain on short sale of U. S. Treasury securities	(6.6)	(14.8)	(5.4)
Other	(2.2)	3.1	2.9
Changes in operating assets and liabilities:			
Accounts receivable	61.2	117.2	85.1
Inventories	(7.0)	122.9	62.8
Prepaid expenses and other current assets	(10.8)	20.7	32.9
Other assets	21.4	21.4	15.3
Accounts payable	(17.5)	(1.6)	(14.4)
Taxes payable	(13.4)	37.4	37.2
Accrued expenses and other liabilities	(49.2)	(41.5)	(50.3)
Total adjustments	126.4	398.0	326.2
Net cash provided by operating activities	455.0	716.5	562.4
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired	(198.2)	(332.7)	(134.0)
Capital expenditures	(53.3)	(52.6)	(56.4)
Net proceeds from sale of U. S. Treasury securities	12.3	9.2	3.1
Additional consideration paid for acquisition of Gloria Vanderbilt	(54.0)	-	-
Additional consideration and other payments relating to other acquisitions	(2.4)	(2.0)	(19.4)
Acquisition of intangibles	(6.0)	(2.9)	(1.0)
Proceeds from sale of Nine West Group United Kingdom operations	-	-	28.0
Repayments of loans to officers	-	2.0	18.0
Proceeds from sales of property, plant and equipment	26.9	10.4	1.1
Other	0.2	(0.1)	0.3
Net cash used in investing activities	(274.5)	(368.7)	(160.3)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of Senior Notes, net of discount and debt issuance costs	-	-	392.8
Repurchase of Nine West Group Senior Notes	-	(0.1)	(0.5)
Repurchase/redemption at maturity of 6.25% Senior Notes	-	-	(265.0)
Repurchase of McNaughton Senior Notes	-	-	(125.0)
Premiums paid on repurchase of McNaughton Senior Notes	-	-	(35.2)
Refinancing of acquired debt	-	(126.9)	(146.9)
Net repayments under credit facilities	-	(0.8)	(225.7)
Purchases of treasury stock	(102.1)	(129.2)	(68.9)
Proceeds from exercise of employee stock options	20.5	118.4	85.8
Dividends paid	(20.2)	-	-
Proceeds from termination of interest rate swaps	-	21.6	8.3
Repayment of long-term debt	(7.4)	(11.2)	(11.1)
Proceeds from long-term debt borrowings	-	-	9.8
Principal payments on capital leases	(5.5)	(12.9)	(5.6)
Net cash used in financing activities	(114.7)	(141.1)	(387.2)
EFFECT OF EXCHANGE RATES ON CASH	0.9	0.1	1.1
NET INCREASE IN CASH AND CASH EQUIVALENTS	66.7	206.8	16.0
CASH AND CASH EQUIVALENTS, BEGINNING	283.3	76.5	60.5
CASH AND CASH EQUIVALENTS, ENDING	$ 350.0	$ 283.3	$ 76.5

See accompanying notes to consolidated financial statements

SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Jones Apparel Group, Inc. and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The results of operations of acquired companies are included in our operating results from the respective dates of acquisition.

We design, contract for the manufacture of, manufacture and market a broad range of women's collection sportswear, suits and dresses, casual sportswear and jeanswear for men, women and children, and women's footwear and accessories. We sell our products through a broad array of distribution channels, including better specialty and department stores and mass merchandisers, primarily in the United States and Canada. We also operate our own network of retail and factory outlet stores. In addition, we license the use of several of our brand names to select manufacturers and distributors of women's and men's apparel and accessories worldwide.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Credit Risk

Financial instruments which potentially subject us to concentration of credit risk consist principally of temporary cash investments and accounts receivable. We place our cash and cash equivalents in investment-grade, short-term debt instruments with high quality financial institutions and the U.S. Government and, by policy, limit the amount of credit exposure in any one financial instrument. We perform ongoing credit evaluations of our customers' financial condition and, generally, require no collateral from our customers. The allowance for non-collection of accounts receivable is based upon the expected collectibility of all accounts receivable.

Derivative Financial Instruments

Our primary objectives for holding derivative financial instruments have historically been to manage foreign currency and interest rate risks. We do not use financial instruments for trading or other speculative purposes. We currently use foreign currency-based derivatives to hedge both the fair value of recognized assets or liabilities (a "fair value" hedge) and the variability of anticipated cash flows of a forecasted transaction (a "cash flow" hedge). Fair value hedges are entered into in order to hedge the fair value of recognized assets or liabilities denominated in non-functional currencies. Cash flow hedges are entered into in order to hedge forecasted inventory purchases and royalty payments that are denominated in non-functional currencies. The terms of foreign currency-based derivative instruments are generally less than 12 months; the terms of interest rate swaps are matched to the maturity date of the underlying debt instrument.

On the date the derivative contract is entered into, we designate the derivative as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair value of the related hedged assets and liabilities. Changes in derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the associated hedged transactions impact the income statement, at which time the deferred gains and losses are reclassified to either cost of sales for inventory purchases or to selling, general and administrative expenses for all other items. Any ineffective portion of a hedging derivative's change in fair value will be immediately recognized in selling, general and administrative expenses. Differentials to be paid or received under interest rate contracts are recognized in income over the life of the contracts as adjustments to interest expense.

Accounts Receivable

Accounts receivable are reported at amounts we expect to be collected, net of trade discounts and deductions for co-op advertising normally taken by our customers, allowances we provide to our retail customers to effectively flow goods through the retail channels, an allowance for non-collection due to the financial position of our customers, and an allowance for estimated sales returns.

Inventories

Inventories are valued at the lower of cost or market. Approximately 58% and 65% of inventories were determined by using the FIFO (first in, first out) method of valuation as of December 31, 2003 and 2002, respectively; the remainder were determined by the weighted average cost and retail methods. We make provisions for obsolete or slow moving inventories as necessary to properly reflect inventory value.

Property, Plant, Equipment and Depreciation

Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets ranging from one to 40 years.

Leased Property Under Capital Leases

Property under capital leases is amortized over the lives of the respective leases or the estimated useful lives of the assets.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method of accounting. Goodwill recorded in connection with acquisitions had been amortized using the straight-line method over 30 years prior to December 31, 2001. Other intangibles with determinable lives, including license agreements, are amortized on a straight-line basis over the estimated useful lives of the assets. Other intangible assets without determinable lives, such as trademarks, had been amortized using the straight-line method over periods primarily ranging from 15 to 30 years prior to December 31, 2001. SFAS No. 142, "Goodwill and Other Intangible Assets," changed the accounting for goodwill and other intangible assets without determinable lives from an amortization method to an impairment-only approach and, accordingly, we annually test goodwill and other intangibles without determinable lives for impairment through the use of independent third-party appraisals.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Where the functional currency of a foreign subsidiary is its local currency, balance sheet accounts are translated at the current exchange rate and income statement items are translated at the average exchange rate for the period. Gains and losses resulting from translation are accumulated in a separate component of stockholders' equity. Where the local currency of a foreign subsidiary is not its functional currency, financial statements are translated at either current or historical exchange rates, as appropriate. These adjustments, along with gains and losses on currency transactions, are reflected in the consolidated statements of income.

Defined Benefit Plans

Our funding policy is to make the minimum annual contributions required by applicable regulations.

Treasury Stock

Treasury stock is recorded at net acquisition cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.

Revenue Recognition

Wholesale apparel and footwear and accessories sales are recognized either when products are shipped or, in certain situations, upon acceptance by the customer. Retail sales are recorded at the time of register receipt. Allowances for estimated returns are provided when sales are recorded.

Shipping and Handling Costs

Shipping and handling costs billed to customers are recorded as revenue. Freight costs associated with shipping goods to customers are recorded as a cost of sales.

Advertising Expense

We record national advertising campaign costs as an expense when the advertising takes place and we expense advertising production costs as incurred. Advertising costs associated with our cooperative advertising programs are accrued as the related revenues are recognized. Net advertising expense was $74.2 million, $75.4 million and $62.5 million in 2003, 2002 and 2001, respectively.

Income Taxes

We use the asset and liability method of accounting for income taxes. Current tax assets and liabilities are recognized for the estimated Federal, foreign, state and local income taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their realizability exists.

Earnings per Share

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and the conversion of any convertible bonds. The difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options outstanding were exercised and all convertible bonds have been converted into common stock.

The following options to purchase shares of common stock were outstanding during a portion of each year but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares and, therefore, would be antidilutive.

	2003	2002	2001
Number of options (in millions)	10.4	3.2	2.4
Weighted average exercise price	$32.88	$38.97	$39.35

Stock Options

Effective January 1, 2003, we adopted the fair value method of accounting for employee stock options for all options granted after December 31, 2002 pursuant to the guidelines contained in SFAS No. 123, "Accounting for Stock-Based Compensation" using the "prospective method" set forth in SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Under this approach, the fair value of the option on the date of grant (as determined by the Black-Scholes option pricing model) is amortized to compensation expense over the option's vesting period. Since the expense to be recorded is dependent on both the timing and the number of options to be granted, we cannot estimate the effect on future results of operations at this time. Prior to January 1, 2003, pursuant to a provision in SFAS No. 123 we had elected to continue using the intrinsic-value method of accounting for stock options granted to employees in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options had been measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount the employee must pay to acquire the stock. Under this approach, we had only recognized compensation expense for stock-based awards to employees for options granted at below-market prices. The adoption of the fair value method did not have a material effect on our results of operations.

Had we elected to adopt the fair value approach of SFAS No. 123 upon its effective date, our net income would have decreased accordingly. Both the stock-based employee compensation cost included in the determination of net income as reported and the stock-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards, as well as the resulting pro forma net income and earnings per share using the fair value approach, are presented in the following table. These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. For further information, see "Stock Options and Restricted Stock."

Year Ended December 31,	2003	2002	2001
(In millions except per share data)			
Net income - as reported	$ 328.6	$ 318.5	$ 236.2
Add: stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported	7.5	8.0	0.8
Deduct: stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value-based method had been applied to all awards	(19.5)	(37.7)	(27.3)
Net income - pro forma	$ 316.6	$ 288.8	$ 209.7
Basic earnings per share			
As reported	$2.58	$2.48	$1.92
Pro forma	$2.49	$2.25	$1.70
Diluted earnings per share			
As reported	$2.48	$2.36	$1.82
Pro forma	$2.39	$2.14	$1.63

Restricted Stock

Compensation cost for restricted stock is measured as the excess, if any, of the quoted market price of our stock at the date the common stock is issued over the amount the employee must pay to acquire the stock. The compensation cost is recognized over the period between the issue date and the date any restrictions lapse.

Long-Lived Assets

We review certain long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In that regard, we assess the recoverability of such assets based upon estimated non-discounted cash flow forecasts. If an asset impairment is identified, the asset is written down to fair value based on discounted cash flow or other fair value measures.

Cash Equivalents

We consider all highly liquid short-term investments to be cash equivalents.

Presentation of Prior Year Data

Certain reclassifications have been made to conform prior year data with the current presentation.

New Accounting Standards

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 149 had no impact on our results of operations or our financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 had no impact on our results of operations or our financial position.

SIGNIFICANT CUSTOMERS

A significant portion of our sales are to retailers throughout the United States and Canada. We have two significant customers in our wholesale apparel and wholesale footwear and accessories operating segments. Sales to department stores owned by Federated Department Stores, Inc. accounted for 13%, 14% and 15% of consolidated total revenues for the years ended December 31, 2003, 2002 and 2001, respectively. Sales to department stores owned by The May Department Stores Company accounted for 12%, 14% and 16% of consolidated total revenues for the years ended December 31, 2003, 2002 and 2001, respectively. May and Federated accounted for approximately 27% of accounts receivable at December 31, 2003.

ACQUISITIONS

On December 1, 2003, we acquired 100% of the common stock of Kasper. Kasper designs, markets, sources, manufactures and distributes women's suits, sportswear and dresses. Kasper's brands include such well-recognized names as *Albert Nipon, Anne Klein New York, AK Anne Klein, Kasper* and *Le Suit*. In addition, Kasper has granted licenses for the manufacture and distribution of certain other products including, but not limited to, women's watches, jewelry, handbags, small leather goods, footwear, coats, eyewear and swimwear and men's apparel. Kasper also operates retail outlet stores under the *Kasper* and *Anne Klein* names, which not only sell company produced apparel, but also showcase and sell licensed products. The acquisition of Kasper is intended to partially replace the business in the better market lost by the termination of the *Lauren* and *Ralph* agreements and increases our penetration into the better market distribution channel. We also expect to benefit from the cross-branding opportunities of Kasper's brands that exist with our other lines of business. Kasper operates in both the wholesale better apparel and retail segments and the licensing of acquired Kasper trademarks to independent third parties is reported in the other and eliminations segment.

The aggregate purchase price was $259.3 million, which included $221.7 million in cash payments made in 2003 and $37.6 million payable in 2004. The purchase price was allocated to Kasper's assets and liabilities, tangible and intangible (as determined by an independent appraiser), with the excess of the purchase price over the fair value of the net assets acquired of approximately $57.0 million being recorded as goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price has not been finalized and is subject to refinement. We do not expect any additional adjustments to be material. Any additional adjustments will affect the amount assigned to goodwill.

(In millions)

Current assets	$ 145.0
Property, plant and equipment	12.9
Intangible assets	107.6
Goodwill	57.0
Other assets	7.3
Total assets acquired	329.8
Current liabilities	64.5
Long-term debt	6.0
Total liabilities assumed	70.5
Net assets acquired	$ 259.3

Of the $107.6 million of acquired Kasper intangible assets, $79.5 million was assigned to registered trademarks that are not subject to amortization, $18.5 million was assigned to third-party license agreements, which had a weighted-average useful life of approximately 86 months on the acquisition date, $9.1 million was assigned to existing customer orders, which had a useful life of approximately eight months on the acquisition date, and $0.5 million was assigned to a below-market lease, which had a useful life of approximately 109 months on the acquisition date. The amortization of the customer orders and the below-market lease is included in selling, general and administrative expenses and the amortization of the license agreements is included in net licensing income. Of the acquired goodwill, approximately $22.1 million is expected to be deductible for tax purposes.

On August 15, 2002, we acquired 100% of the common stock of l.e.i., a leading designer, manufacturer and distributor of girls' and young women's moderately-priced jeanswear. l.e.i.'s products are marketed nationwide to national chains, department stores and specialty retailers. The acquisition of l.e.i. is intended to enhance our competitive position in the moderate market. We also expect to benefit from the cross-branding opportunities that exist with our other lines of business, by leveraging l.e.i.'s strengths in design, production, merchandising and logistics, and by achieving cost synergies and economies of scale in the manufacturing process. l.e.i. is reported under our wholesale moderate apparel segment.

The aggregate purchase price was $309.7 million, which included payments to the selling shareholders of $272.5 million in cash and the issuance of 1,035,854 shares of our common stock valued for financial reporting purposes at $35.04 per share (the average closing price for the week containing July 10, 2002, the date the acquisition was announced). The number of our common shares delivered was based upon the average of the high and low sales price for the ten consecutive trading days immediately preceding the signing date.

The purchase price was allocated to l.e.i.'s assets and liabilities, tangible and intangible (as determined by an independent appraiser), with the excess of the purchase price over the fair value of the net assets acquired of approximately $172.7 million being recorded as goodwill. We also assumed approximately $84.0 million of l.e.i.'s funded debt and accrued interest, $83.2 million of which we subsequently refinanced.

Of the $113.6 million of acquired l.e.i. intangible assets, $106.0 million was assigned to registered trademarks that are not subject to amortization and $7.6 million was assigned to third-party license agreements, which had a weighted-average useful life of approximately 20 months on the acquisition date. The amortization of these agreements is included in net licensing income. The $172.7 million of goodwill from the l.e.i. acquisition was assigned to the wholesale moderate apparel segment and is expected to be deductible for tax purposes.

Pursuant to the Amended Acquisition Agreement, the selling shareholders of l.e.i. were entitled to a $2.25 million payment as additional consideration, which was made in 2003 and recorded as goodwill.

On April 8, 2002, we acquired 100% of the common stock of Gloria Vanderbilt and also the *Gloria Vanderbilt* (and related) trademarks and third-party licenses from Gloria Vanderbilt Trademark B.V. Gloria Vanderbilt is a leading designer, marketer and distributor of women's moderately priced stretch and twill jeanswear. Gloria Vanderbilt markets its products nationwide to national chains, department stores, mass merchants, and specialty retailers. Brands include *Gloria Vanderbilt* and junior product marketed under the *GLO* brand name. The acquisition of Gloria Vanderbilt increased our penetration into the moderate market distribution channel. Gloria Vanderbilt is reported under our wholesale moderate apparel segment.

The aggregate purchase price was $100.9 million, which included $80.9 million in cash payments and 562,947 shares of our common stock valued at $35.564 (the average closing price for the week containing March 19, 2002, the date the acquisition was announced). The purchase price was allocated to Gloria Vanderbilt's assets and liabilities, tangible and intangible (as determined by an independent appraiser).

Of the $83.9 million of acquired Gloria Vanderbilt intangible assets, $75.3 million was assigned to registered trademarks that are not subject to amortization and $8.6 million was assigned to third-party license agreements, which had a weighted-average useful life of approximately 30 months on the acquisition date. The amortization of these agreements is included in net licensing income.

The terms of the acquisition agreement for Gloria Vanderbilt required us to pay the former Gloria Vanderbilt shareholders additional consideration of $4.50 for each $1.00 of Gloria Vanderbilt's earnings before interest and taxes (as defined in the stock purchase agreement) that exceeded certain targeted levels for the 12 months following the completion of the acquisition, up to a maximum of $54.0 million. The maximum additional consideration was paid in cash on July 7, 2003 and was recorded first as a reduction of the liability resulting from the fair value of assets acquired exceeding the purchase price, with the remaining balance of $45.1 million being recorded as goodwill in the third fiscal quarter of 2003.

We also assumed approximately $43.7 million of Gloria Vanderbilt's funded debt and accrued interest, which we subsequently refinanced.

On June 19, 2001, we acquired 100% of the common stock of McNaughton in a merger transaction. McNaughton designs, contracts for the manufacture of and markets a broad line of branded moderately-priced women's and juniors' career and casual clothing. We purchased all of the outstanding shares of McNaughton for a total purchase price of $117.5 million in cash and approximately 3.0 million shares of common stock, valued for financial reporting purposes at $36.55 per share (the average closing price for the period from two business days before to two business days after April 16, 2001, the date the acquisition was announced). In addition, we assumed $271.8 million of McNaughton's outstanding debt, all of which has been refinanced. McNaughton is reported under our wholesale moderate apparel segment.

The acquisition has been accounted for under the purchase method of accounting for business combinations. The purchase price was allocated to McNaughton's assets and liabilities, tangible and intangible (as determined by an independent appraiser), with the excess of the purchase price over the fair value of the net assets acquired of approximately $303.5 million being recorded as goodwill.

On April 26, 2001, we acquired substantially all of the assets of Judith Jack. Judith Jack is a manufacturer and distributor of women's jewelry and accessories, including marcasite and sterling silver products. The total purchase price was $22.0 million in cash. Judith Jack is reported under our wholesale footwear and accessories segment.

The acquisition has been accounted for under the purchase method of accounting for business combinations. The purchase price was allocated to the acquired assets and liabilities, tangible and intangible (as determined by an independent appraiser), with the excess of the purchase price over the fair value of the net assets acquired of approximately $11.1 million being recorded as goodwill.

Our consolidated financial statements include the results of operations of the acquired companies from their respective acquisition dates. The following unaudited pro forma information presents a summary of our consolidated results of operations as if the Kasper, Gloria Vanderbilt and l.e.i. acquisitions and their related financing had taken place on January 1, 2002. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on January 1, 2002, or which may result in the future.

Year Ended December 31,	2003	2002
Total revenues (in millions)	$ 4,777.6	$ 4,690.1
Net income (in millions)	360.1	351.4
Basic earnings per common share	$2.83	$2.72
Diluted earnings per common share	$2.71	$2.57

INVENTORIES

Inventories are summarized as follows:

December 31, (In millions)	2003	2002
Raw materials	$ 31.1	$ 29.6
Work in process	30.6	30.1
Finished goods	528.9	469.9
	$ 590.6	$ 529.6

ACCRUED RESTRUCTURING COSTS

In connection with the acquisitions of Sun, Nine West Group, Judith Jack, McNaughton, Gloria Vanderbilt and Kasper, we assessed and formulated plans to restructure certain operations of each company. These plans involved the closure of manufacturing facilities, certain offices, foreign subsidiaries, and selected domestic and international retail locations.

The objectives of the plans were to eliminate unprofitable or marginally profitable lines of business and reduce overhead expenses. During 2002 and 2003, we also restructured several of our operations, including the closing of Canadian and Mexican production facilities, the closing of an administrative, warehouse and preproduction facility in El Paso, Texas and the closing of a warehouse facility in Rural Hall, North Carolina. The accrual of these costs and liabilities, which are included in accrued expenses and other current liabilities, is as follows:

(In millions)	Severance and other employee costs	Closing of retail stores and consolidation of facilities	Other	Total
Balance, January 1, 2001	$ 7.6	$ 17.7	$ 4.2	$ 29.5
Net additions (reversals)	9.1	(9.0)	0.9	1.0
Payments and reductions	(5.5)	(4.5)	(5.1)	(15.1)
Balance, December 31, 2001	11.2	4.2	-	15.4
Net additions	3.3	4.2	-	7.5
Payments and reductions	(7.1)	(6.3)	-	(13.4)
Balance, December 31, 2002	7.4	2.1	-	9.5
Net additions	6.4	2.1	-	8.5
Payments and reductions	(6.9)	(0.5)	-	(7.4)
Balance, December 31, 2003	$ 6.9	$ 3.7	$ -	$ 10.6

Estimated severance payments and other employee costs of $6.9 million accrued at December 31, 2003 relate to the remaining estimated severance for an estimated 244 employees at locations to be closed. Employee groups affected (totaling an estimated 1,000 employees) include accounting, administrative, customer service, manufacturing, production, warehouse and management personnel at locations closed or to be closed and duplicate corporate headquarters management and administrative personnel.

The $6.4 million net addition during 2003 represents a $5.9 million increase in severance accruals related to acquisitions, which was recorded as goodwill, and a net $0.5 million accrual charged to operations relating to severance costs related to the closing and consolidation of existing facilities.

The $3.3 million net addition in 2002 represents a net reversal of $1.7 million of the accrual related to acquisitions, which was recorded as a reduction of goodwill, and a $5.0 million accrual of severance and other employee costs charged to operations related to the closing and consolidation of existing facilities, including $0.4 million for the closing of the Canadian facility and $3.6 million for the closing of the Mexican and El Paso facilities. The $9.1 million net addition in 2001 represents accruals related to the closing of acquired administrative and plant locations, which was recorded as goodwill.

During 2003, 2002 and 2001, $6.9 million, $7.1 million and $5.5 million, respectively, of the reserve was utilized (relating to partial or full severance and related costs for 575, 270 and 225 employees, respectively).

The $3.7 million accrued at December 31, 2003 for the consolidation of facilities relates to expected costs to be incurred, including lease obligations, for closing certain acquired facilities in connection with consolidating their operations into our other existing facilities, as well as the closing of the Canadian production facility.

The $2.1 million additional accrual for 2003 relates $2.2 million related to the closing of acquired facilities and retail stores, which was recorded as an increase to goodwill, offset by a $0.1 reduction of prior accruals, which was recognized in operations.

The $4.2 million additional accrual for 2002 consists of $0.4 million related to the closing of acquired facilities, which was recorded as an increase to goodwill, $0.5 million charged to operations related to the closing of the Canadian facility and $3.3 million charged to operations related to the closing of the Mexican and El Paso facilities. The net reversal of $9.0 million for 2001 represents a net reversal of accruals related to acquisitions, which was recorded as a reduction of goodwill.

Other amounts reported include a net addition of $0.9 million in 2001 related to the closing of certain foreign operations. This amount were recorded as an adjustment to goodwill.

Our plans have not been finalized in all areas, and additional restructuring costs may result as we continue to evaluate and assess the impact of duplicate responsibilities, warehouses and office locations. We do not expect any final adjustments to be material. Any additional costs relating to Kasper before December 1, 2004 will be recorded as goodwill; after that date, additional costs will be charged to operations in the period in which they occur. Any costs not related to Kasper will be charged to operations in the period in which they occur.

PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment are as follows:

December 31, (In millions)	2003	2002	Useful lives (years)
Land and buildings	$ 96.4	$ 90.6	5 - 40
Leasehold improvements	169.7	148.8	1 - 39
Machinery and equipment	291.5	241.6	3 - 20
Furniture and fixtures	64.6	56.2	3 - 8
Construction in progress	18.8	18.4	-
	641.0	555.6	
Less: accumulated depreciation and amortization	372.6	306.3	
	$ 268.4	$ 249.3	

Depreciation and amortization expense relating to property, plant and equipment was $56.9 million, $52.2 million and $48.5 million in 2003, 2002 and 2001, respectively.

Included in property, plant and equipment are the following capitalized leases:

December 31, (In millions)	2003	2002	Useful lives (years)
Buildings	$ 74.2	$ 48.6	15 - 20
Machinery and equipment	11.5	13.4	3 - 7
	85.7	62.0	
Less: accumulated amortization	24.9	22.9	
	$ 60.8	$ 39.1	

GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changed the accounting for goodwill and other intangible assets from an amortization method to an impairment-only approach. Upon our adoption of SFAS No. 142 on January 1, 2002, we ceased amortizing our trademarks without determinable lives and our goodwill. As prescribed under SFAS No. 142, we had our goodwill and trademarks tested for impairment during the first fiscal quarter of 2002.

Due to market conditions resulting from a sluggish economy compounded by the aftereffects of the events of September 11, 2001, we revised our earnings forecasts for future years for several of our trademarks and licenses. As a result, the fair market value of these assets (as appraised by an independent third party) was lower than their carrying value as of December 31, 2001. We accordingly recorded an after-tax impairment charge of $13.8 million, which is reported as a cumulative effect of change in accounting principle resulting from the adoption of SFAS No. 142.

In the second fiscal quarter of 2002, we recorded an additional impairment charge of $5.8 million related to two trademarks due to a decrease in projected accessory revenues resulting from a further evaluation of our costume jewelry business.

We perform our annual impairment test for goodwill and trademarks during the fourth fiscal quarter of the year. As a result of continuing decreases in projected accessory revenues in our costume jewelry lines, the conversion of a portion of our *Enzo Angiolini* retail stores to the more moderately-priced *Bandolino* brand, and the discontinuance of our *Rena Rowan* line, we recorded additional trademark impairment charges of $18.6 million in 2002 and $4.5 million in 2003. All trademark impairment charges are reported as selling, general and administrative expenses in the other and eliminations segment.

The components of other intangible assets are as follows:

December 31,	2003		2002	
(In millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
License agreements	$ 68.9	$ 25.1	$ 61.5	$ 20.1
Acquired order backlog	9.1	1.1	-	-
Covenant not to compete	2.9	2.2	2.9	1.6
Other	0.6	-	-	-
	81.5	28.4	64.4	21.7
Unamortized trademarks	714.4	-	634.6	-
	$ 795.9	$ 28.4	$ 699.0	$ 21.7

During 2003, we acquired $19.3 million of third-party license agreements that have a weighted-average amortization period of approximately 84 months, $9.1 million of existing customer orders that have an amortization period of approximately eight months, and $0.5 million in below-market leases that have an amortization period of approximately 109 months. Amortization expense for intangible assets subject to amortization was $18.5 million, $9.8 million and $5.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization expense for intangible assets subject to amortization for each of the years in the five-year period ending December 31, 2008 is estimated to be $18.3 million in 2004, $4.9 million in 2005, $4.6 million in 2006, $3.4 million in 2007 and $3.3 million in 2008.

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003, by segment and in total, are as follows:

(In millions)	Wholesale Better Apparel	Wholesale Moderate Apparel	Wholesale Footwear & Accessories	Retail	Total
Balance, January 1, 2002	$ 356.7	$ 298.0	$ 602.5	$ 111.2	$ 1,368.4
Net adjustments to purchase price of prior acquisitions	-	(0.1)	0.2	-	0.1
Acquisition of l.e.i.	-	172.7	-	-	172.7
Balance, December 31, 2002	356.7	470.6	602.7	111.2	1,541.2
Net adjustments to purchase price of prior acquisitions	-	1.4	-	-	1.4
Additional consideration paid for Gloria Vanderbilt	-	45.1	-	-	45.1
Additional consideration paid for l.e.i.	-	2.2	-	-	2.2
Acquisition of Kasper	47.6	-	-	9.4	57.0
Balance, December 31, 2003	$ 404.3	$ 519.3	$ 602.7	$ 120.6	$ 1,646.9

Goodwill was initially tested for impairment upon adoption of SFAS No. 142 and is further tested for impairment during the fourth fiscal quarter of each year. There have been no impairments to the carrying amount of goodwill.

The following table presents a comparison of reported net income and earnings per share for each of the years in the three-year period ended December 31, 2003 to the respective adjusted amounts that would have been reported had SFAS No. 142 been in effect during all periods presented.

Year Ended December 31, (In millions except per share data)	2003	2002	2001
Reported net income	$ 328.6	$ 318.5	$ 236.2
Add back goodwill amortization	-	-	44.2
Add back trademark amortization, net of tax	-	-	9.5
Adjusted net income	$ 328.6	$ 318.5	$ 289.9
Earnings per share - basic			
Reported net income	$2.58	$2.48	$1.92
Goodwill amortization	-	-	0.36
Trademark amortization	-	-	0.07
Adjusted net income	$2.58	$2.48	$2.35
Earnings per share - diluted			
Reported net income	$2.48	$2.36	$1.82
Goodwill amortization	-	-	0.33
Trademark amortization	-	-	0.07
Adjusted net income	$2.48	$2.36	$2.22

FINANCIAL INSTRUMENTS

As a result of our global operating and financing activities, we are exposed to changes in interest rates and foreign currency exchange rates which may adversely affect results of operations and financial condition. In seeking to minimize the risks and/or costs associated with such activities, we manage exposure to changes in interest rates and foreign currency exchange rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The instruments eligible for utilization include forward, option and swap agreements. We do not use financial instruments for trading or other speculative purposes.

At December 31, 2003 and 2002, the fair values of cash and cash equivalents, receivables and accounts payable approximated carrying values due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or rates for the same or similar instruments, and the related carrying amounts are as follows:

December 31,	2003		2002	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$ 966.3	$ 1,018.9	$ 957.2	$ 1,027.2
Foreign currency exchange contracts	0.5	0.5	-	-
Interest rate swaps	-	-	(0.7)	(0.7)
	$ 966.8	$ 1,019.4	$ 956.5	$ 1,026.5

Financial instruments expose us to counterparty credit risk for nonperformance and to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor the amount of credit exposure. Our financial instrument counterparties are substantial investment or commercial banks with significant experience with such instruments. We also have procedures to monitor the impact of market risk on the fair value and costs of our financial instruments considering reasonably possible changes in interest and currency rates.

CREDIT FACILITIES

At December 31, 2003, we had credit agreements with several lending institutions to borrow an aggregate principal amount of up to $1.4 billion under Senior Credit Facilities. These facilities, of which the entire amount is available for letters of credit or cash borrowings, provide for a $700.0 million three-year revolving credit facility (which expires in June 2006 and replaced a similar $850.0 million 364-day revolving credit facility in June 2003) and a $700.0 million five-year revolving credit facility (which expires in June 2004). At December 31, 2003, $212.9 million was outstanding under the three-year revolving credit facility (comprised solely of outstanding letters of credit) and no amounts were outstanding under our five-year revolving credit facility. Borrowings under the Senior Credit Facilities may also be used for working capital and other general corporate purposes, including permitted acquisitions and stock repurchases. The Senior Credit Facilities are unsecured and require us to satisfy both a coverage ratio of earnings before interest, taxes, depreciation, amortization and rent to interest expense plus rents and a net worth maintenance covenant, as well as other restrictions, including (subject to exceptions) limitations on our ability to incur additional indebtedness, prepay subordinated indebtedness, make acquisitions, enter into mergers and pay dividends.

In addition to these committed facilities, we have unsecured uncommitted lines of credit for the purpose of issuing letters of credit and bankers' acceptances for McNaughton and Kasper. As of December 31, 2003, $72.0 million in letters of credit were outstanding under these lines of credit.

At December 31, 2003, we also had a C$25.0 million unsecured line of credit in Canada, under which no amounts were outstanding.

The weighted-average interest rate for cash borrowings under our credit facilities was 1.7% at December 31, 2003.

LONG-TERM DEBT

Long-term debt consists of the following:

December 31, (In millions)	2003	2002
3.50% Zero Coupon Convertible Senior Notes due 2021, net of unamortized discount of $7.7 and $8.2	$ 437.7	$ 422.0
7.50% Senior Notes due 2004, net of unamortized discount of $0.1 and $0.4	174.9	174.6
8.375% Series B Senior Notes due 2005, net of unamortized discount of $0.1 and $0.2	129.5	129.4
7.875% Senior Notes due 2006, net of unamortized discount of $0.8 and $1.1	224.2	223.9
6.98% Industrial revenue bonds	-	7.3
	966.3	957.2
Less: current portion	174.9	1.5
	$ 791.4	$ 955.7

Long-term debt maturities for each of the next five years are $175.0 million in 2004, $129.6 million in 2005 and $225.0 million in 2006. All of our notes contain certain covenants, including, among others, restrictions on liens, sale-leaseback transactions, and additional secured debt and all except the zero coupon convertible senior debt securities pay interest semiannually. The weighted-average interest rate of our long-term debt was 5.9% at December 31, 2003.

On February 2, 2004, we redeemed all our outstanding Zero Coupon Convertible Senior Notes due 2021 at a redemption price (inclusive of issue price plus accrued original issue discount) of $554.41 per $1,000 of principal amount at maturity for a total payment of $446.6 million.

DERIVATIVES

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," subsequently amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (as amended, hereinafter referred to as "SFAS 133"), establishes accounting and reporting standards for derivative instruments. Specifically, SFAS 133 requires us to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

During 2003, no material amounts were reclassified from other comprehensive income to earnings relating to cash flow hedges. If foreign currency exchange rates or interest rates do not change from their December 31, 2003 amounts, we estimate that any reclassifications from other comprehensive income to earnings within the next 12 months also will not be material. The actual amounts that will be reclassified to earnings over the next 12 months could vary, however, as a result of changes in market conditions.

For the periods April 2002 through October 2002 and June 1999 through January 2001, we had employed an interest rate hedging strategy utilizing swaps to effectively float a portion of our interest rate exposure on our fixed rate financing arrangements. The termination of these interest rate swaps generated pre-tax gains of $21.6 million and $8.3 million, respectively, which is being amortized as a reduction of interest expense over the remaining terms of the interest rate swap agreements, with approximately $7.8 million of pre-tax income to be reclassified into earnings within the next 12 months.

Obligations under capital leases consist of the following:

December 31,		2003		2002
(In millions)				
Warehouses, office facilities and equipment	$	49.6	$	27.2
Less: current portion		5.9		4.8
Obligations under capital leases - noncurrent	$	43.7	$	22.4

We occupy warehouse and office facilities leased from the City of Lawrenceburg, Tennessee. Three ten-year net leases run until February 2004, July 2005 and May 2006, respectively, and require minimum annual rent payments of $0.5 million each plus accrued interest. In connection with these leases, we guaranteed $15.0 million of Industrial Development Bonds issued in order to construct the facilities, $2.1 million of which remained unpaid as of December 31, 2003. The financing agreement with the issuing authority requires us to comply with the same financial covenants required by our Senior Credit Facilities (see "Credit Facilities").

We also lease warehouse and office facilities in Bristol, Pennsylvania. Two 15-year net leases run until March and October 2013, respectively, and require minimum annual rent payments of $1.3 million and $0.9 million, respectively.

In 2003, we entered into a sale-leaseback agreement for our Virginia warehouse facility. This transaction resulted in a net gain of $7.5 million that has been deferred and is being amortized over the lease term, which runs until April 2023 and requires minimum annual rent payments of $2.4 million. The building has been capitalized at $25.6 million, which approximates the present value of the minimum lease payments.

We also lease various equipment under three to seven-year leases at an aggregate annual rental of $2.8 million. The equipment has been capitalized at its fair market value of $10.5 million, which approximates the present value of the minimum lease payments.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2003:

Year Ending December 31,		
(In millions)		
2004	$	8.9
2005		7.1
2006		5.4
2007		5.1
2008		5.2
Later years		46.2
Total minimum lease payments		77.9
Less: amount representing interest		28.3
Present value of net minimum lease payments	$	49.6

COMMITMENTS AND CONTINGENCIES

(a) CONTINGENT LIABILITIES. We have been named as a defendant in various actions and proceedings, including actions brought by certain employees whose employment has been terminated arising from our ordinary business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse effect on our financial position or results of operations.

(b) ROYALTIES. Under an exclusive license to manufacture certain items under the *Polo Jeans Company* trademark pursuant to license and design service agreements with Polo, we are obligated to pay Polo a percentage of net sales of *Polo Jeans Company* products. Minimum payments of $5.6 million per year are due under these agreements. We are also obligated to spend on advertising a percentage of net sales of these licensed products. The agreements expire on December 31, 2005 and may be renewed by us in five-year increments for up to 25 additional years provided that we achieve certain minimum sales levels. Renewal of the *Polo Jeans Company* license after 2010 requires a one-time payment by us of $25.0 million or, at our option, a transfer of a 20% interest in our *Polo Jeans Company* business to Polo (with no fees required for subsequent renewals). Polo also has an option, exercisable on or before June 1, 2010, to purchase our *Polo Jeans Company* business at the end of 2010 for a purchase price, payable in cash, equal to 80% of the then fair market value of the business as a going concern, assuming continuation of the *Polo Jeans* License through 2030.

We also have an exclusive license to produce and sell costume jewelry in the United States and Canada under the *Tommy Hilfiger* and *H Hilfiger* trademarks, which expires on March 31, 2008. The agreement provides for payment by us of a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement. Minimum payments under this agreement amount to $1.5 million in 2004, $1.4 million in 2005, $1.5 million in 2006, $1.7 million in 2007 and $0.4 million in 2008. We also have an exclusive license to produce, market and distribute costume jewelry in the United States, Canada, Mexico and Japan under the *Givenchy* trademark, which expires on December 31, 2005. The agreement provides for the payment by us of a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement. Minimum payments under this agreement amount to $0.5 million in both 2004 and 2005.

In July 2002, we obtained the exclusive license to produce and sell women's and young women's footwear, luggage, handbags and small leather goods throughout the United States and Puerto Rico bearing a diversified complement of *ESPRIT* trademarks pursuant to license and design service agreements with Esprit Europe. The agreement expires on December 31, 2007 and is renewable for an additional five years, provided that we achieve certain minimum sales levels. Minimum payments under these agreements amount to $2.1 million in 2004, $3.6 million in 2005, $4.8 million in 2006 and $6.1 million in 2007. We are also obligated to spend on advertising a percentage of net sales of these licensed products.

(c) LEASES. Total rent expense charged to operations for the years ended December 31, 2003, 2002 and 2001 was as follows.

Year Ended December 31, (In millions)	2003	2002	2001
Minimum rent	$ 107.6	$ 100.8	$ 82.1
Contingent rent	1.1	1.1	1.1
Less: sublease rent	(6.4)	(5.6)	(4.4)
	$ 102.3	$ 96.3	$ 78.8

The following is a schedule of future minimum rental payments required under operating leases for the next five years:

Year Ending December 31, (In millions)	
2004	$ 100.5
2005	85.8
2006	76.7
2007	65.2
2008	49.2
Later years	208.5
	$ 585.9

Certain of the leases provide for renewal options and the payment of real estate taxes and other occupancy costs. Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating $47.2 million.

COMMON STOCK

The Board of Directors has authorized several programs to repurchase our common stock from time to time in open market transactions totaling $800.0 million. As of December 31, 2003, 26.9 million shares had been acquired at a cost of $663.7 million. There is no time limit for the utilization of the amounts remaining under any uncompleted programs.

INCOME TAXES

The following summarizes the provision for income taxes:

Year Ended December 31, (In millions)	2003	2002	2001
Current:			
Federal	$ 131.1	$ 173.8	$ 120.0
State and local	15.0	19.9	13.0
Foreign	5.2	5.4	5.7
	151.3	199.1	138.7
Deferred:			
Federal	43.7	3.7	23.9
State and local	3.8	(2.1)	0.7
Foreign	(0.4)	0.5	0.3
	47.1	2.1	24.9
Provision for income taxes	$ 198.4	$ 201.2	$ 163.6

The total income tax provision was recorded as follows:

Year Ended December 31, (In millions)	2003	2002	2001
Included in income before cumulative effect of change in accounting principle	$ 198.4	$ 201.2	$ 163.6
Included in cumulative effect of change in accounting for intangible assets	-	(8.4)	-
	$ 198.4	$ 192.8	$ 163.6

The domestic and foreign components of income before provision for income taxes are as follows:

Year Ended December 31, (In millions)	2003	2002	2001
United States	$ 519.4	$ 527.6	$ 389.6
Foreign	7.6	5.9	10.2
Income before provision for income taxes	$ 527.0	$ 533.5	$ 399.8

The provision for income taxes on adjusted historical income differs from the amounts computed by applying the applicable Federal statutory rates due to the following:

Year Ended December 31, (In millions)	2003	2002	2001
Provision for Federal income taxes at the statutory rate	$ 184.5	$ 186.7	$ 139.9
State and local income taxes, net of federal benefit	11.6	11.7	7.1
Amortization of goodwill	-	-	15.4
Reversal of prior years federal income tax audit accruals	(8.7)	-	-
Valuation allowance	8.5	-	-
Other items, net	2.5	2.8	1.2
Provision for income taxes	$ 198.4	$ 201.2	$ 163.6

We have not provided for U.S. Federal and foreign withholding taxes on $35.5 million of foreign subsidiaries' undistributed earnings as of December 31, 2003. Such earnings are intended to be reinvested indefinitely.

The following is a summary of the significant components of our deferred tax assets and liabilities:

December 31, (In millions)	2003	2002
Deferred tax assets (liabilities):		
Nondeductible accruals and allowances	$ 82.4	$ 89.4
Depreciation	9.5	7.4
Intangible asset valuation and amortization	(176.6)	(141.6)
Loss and credit carryforwards	29.9	25.8
Amortization of stock-based compensation	6.1	0.9
Other (net)	7.7	0.3
Valuation allowance	(8.5)	-
Net deferred tax liability	$ (49.5)	$ (17.8)
Included in:		
Current assets	$ 80.6	$ 80.8
Noncurrent liabilities	(130.1)	(98.6)
Net deferred tax liability	$ (49.5)	$ (17.8)

As of December 31, 2003, we had federal and state net operating loss carryforwards of $28.4 million and $178.9 million, respectively, which expire through 2022. We also had capital loss carryforwards of $22.6 million, which expire in 2006, and state tax credit carryforwards of $2.9 million, which expire through 2019.

During the fourth fiscal quarter of 2003, the Internal Revenue Service completed its audits of our returns through 2000. As a result, we reversed $8.7 million of tax accruals established in years prior to 2001.

We have determined that the $22.6 million of capital loss carryforwards expiring in 2006 may not be utilized; therefore, we established a valuation allowance of $8.5 million as of December 31, 2003.

EARNINGS PER SHARE

Year Ended December 31,	2003	2002	2001
(In millions except per share amounts)			
Basic			
Net income	$ 328.6	$ 318.5	$ 236.2
Weighted average common shares outstanding	127.3	128.2	123.2
Basic earnings per share	$ 2.58	$ 2.48	$ 1.92
Diluted			
Net income	$ 328.6	$ 318.5	$ 236.2
Add: interest expense associated with convertible notes, net of tax benefit	9.5	9.1	7.7
Income available to common shareholders	$ 338.1	$ 327.6	$ 243.9
Weighted average common shares outstanding	127.3	128.2	123.2
Effect of dilutive securities:			
Employee stock options	1.3	2.9	3.3
Assumed conversion of convertible notes	7.9	7.9	7.2
Weighted average common shares and share equivalents outstanding	136.5	139.0	133.7
Diluted earnings per share	$ 2.48	$ 2.36	$ 1.82

STATEMENT OF CASH FLOWS

Year Ended December 31,	2003	2002	2001
(In millions)			
Detail of acquisitions:			
Fair value of assets acquired	$ 329.8	$ 622.3	$ 662.2
Liabilities assumed	(108.1)	(211.7)	(378.9)
Common stock and options issued	-	(56.3)	(143.5)
Cash paid for acquisitions	221.7	354.3	139.8
Cash acquired in acquisitions	(23.5)	(21.6)	(5.8)
Net cash paid for acquisitions	$ 198.2	$ 332.7	$ 134.0
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 47.0	$ 48.7	$ 77.5
Income taxes	163.2	158.6	100.9
Supplemental disclosures of non-cash investing and financing activities:			
Equipment acquired through capital lease financing	29.3	5.4	3.4
Tax benefits related to stock options	2.9	12.9	27.4
Restricted stock issued to employees	18.8	10.8	3.7

STOCK OPTIONS AND RESTRICTED STOCK

Under two stock option plans, we may grant stock options and other awards from time to time to key employees, officers, directors, advisors and independent consultants to us or to any of our subsidiaries. In general, options become exercisable over either a three-year or five-year period from the grant date and expire 10 years after the date of grant for options granted on or before May 28, 2003 and seven years after the date of grant thereafter. In certain cases for non-employee directors, options become exercisable six months after the grant date. Shares available for future option grants at December 31, 2003 totaled 2.0 million. Total compensation cost recorded for stock-based employee compensation awards (including awards to non-employee directors) was $12.2 million, $12.9 million (of which $11.3 million was related to executive compensation obligations) and $1.1 million for 2003, 2002 and 2001, respectively.

In connection with our acquisition of McNaughton, stock options for McNaughton common stock held by McNaughton employees and non-employee directors were converted into fully-vested options to purchase our common stock. Under the terms of the Agreement and Plan of Merger, each option to purchase one share of McNaughton's common stock was converted into an option to purchase 0.282 shares of our common stock and a cash payment averaging approximately $5.89. Options to purchase 5.1 million shares of McNaughton common stock were converted into options to purchase 1.4 million shares of our common stock at a weighted average value of $17.85 per share.

The following table summarizes information about stock option transactions (options in millions):

	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, January 1	14.2	$29.28	17.9	$27.26	15.7	$24.70
Option conversions relating to acquisitions	-	-	-	-	1.4	$17.85
Granted	0.3	$30.28	2.0	$36.28	5.6	$31.72
Exercised	(0.9)	$22.29	(4.8)	$24.54	(4.3)	$19.70
Cancelled/forfeited	(1.0)	$31.35	(0.9)	$30.56	(0.5)	$36.13
Outstanding, December 31	12.6	$29.64	14.2	$29.28	17.9	$27.26

The following table summarizes information about stock options outstanding at December 31, 2003 (options in millions):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0 to $10	0.2	3.3	$5.07	0.2	$5.22
$10 to $20	1.0	4.1	$15.44	1.0	$15.44
$20 to $30	4.7	6.4	$26.54	3.5	$26.51
$30 to $40	6.0	7.5	$33.64	3.0	$33.55
$40 to $50	0.6	7.2	$40.81	0.3	$40.89
$50 to $70	0.1	2.6	$67.03	0.1	$67.03
In total	12.6	6.7	$29.64	8.1	$28.29

The following table summarizes the weighted average fair value of options granted and the related weighted average assumptions used in the Black-Scholes option pricing model.

Year Ended December 31,	2003	2002	2001
Weighted average fair value of options at grant date:			
Exercise price less than market price	$34.38	$32.71	$32.22
Exercise price equal to market price	$12.11	$14.72	$12.35
Exercise price greater than market price	-	-	$8.81
Assumptions:			
Dividend yield	0.77%	-	-
Volatility	47.9%	50.0%	49.7%
Risk-free interest rate	2.55%	3.98%	3.22%
Expected life (years)	3.8	3.5	3.6

During 2003, 626,500 shares of restricted common stock were issued to 31 employees and six executive officers under the 1999 Stock Incentive Plan. The restrictions generally lapse on one-third of the number of restricted shares on each of the first three anniversary dates of issue or, in the case of our Chief Executive Officer and our Chief Operating and Financial Officer, one-third of the number of restricted shares on the first day immediately following the end of the trading restrictions imposed by us on the grantee with respect to the public announcement of fourth quarter financial results for each of 2003, 2004 and 2005, provided we meet certain target levels of free cash flow (cash flow from operations less capital expenditures) for the year immediately preceding the lapse date. The value of this stock based on quoted market values was $18.8 million, which we are amortizing over the period in which the restrictions lapse. The restrictions do not affect voting and dividend rights.

During 2002, 293,000 shares of restricted common stock were issued to 75 employees and two executive officers under the 1999 Stock Incentive Plan. The restrictions lapse on one-third of the number of restricted shares on each of the third, fourth and fifth anniversary dates of issue or, in the case of the executive officers, one-third of the number of restricted shares on the first day immediately following the end of the trading restrictions imposed by us on the grantee with respect to the public announcement of fourth quarter financial results for each of 2003, 2004 and 2005, provided we meet certain target levels of free cash flow for the year immediately preceding the lapse date. The value of this stock based on quoted market values was $10.8 million, which we are amortizing over the period in which the restrictions lapse. The restrictions do not affect voting and dividend rights.

During 2001, 100,000 shares of restricted common stock were issued to an executive officer under the 1999 Stock Incentive Plan. The restrictions originally were to lapse on one-third of the number of restricted shares on each of the first three anniversary dates of issue; however, all restrictions were lifted upon the executive officer's retirement in 2002. The value of this stock based on quoted market values was $3.7 million, of which $1.1 million was recorded in 2001 and $2.6 million was recorded in 2002.

EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

We maintain the Jones Apparel Group, Inc. Retirement Plan (the "Jones Plan") under Section 401(k) of the Internal Revenue Code (the "Code"). Employees not covered by a collective bargaining agreement and meeting certain other requirements are eligible to participate in the Jones Plan. Under the Jones Plan, participants may elect to have up to 15% of their salary (subject to limitations imposed by the Code) deferred and deposited with a qualified trustee, who in turn invests the money in a variety of investment vehicles as selected by each participant. All employee contributions into the Jones Plan are 100% vested.

We have elected to make the Jones Plan a "Safe Harbor Plan" under Section 401(k)(12) of the Code. As a result of this election, we make a fully-vested safe harbor matching contribution for all eligible participants amounting to 100% of the first 3% of the participant's salary deferred and 50% of the next 2% of salary deferred, subject to maximums set by the Department of the Treasury. We may, at our sole discretion, contribute additional amounts to all employees on a pro rata basis. Matching contributions made prior to 2000 continue to vest over their original five-year period.

In connection with the acquisitions of Nine West Group, Victoria, McNaughton and Gloria Vanderbilt we assumed additional plans in which certain employees participate.

Nine West Group and Victoria maintained defined contribution plans and McNaughton maintained two such plans under Section 401(k) of the Code. Certain employees not covered by a collective bargaining agreement and meeting certain other requirements were eligible to participate in these plans. Participants could elect to have a portion (typically up to 15%) of their salary deferred and deposited with a qualified trustee, who in turn invested the money in a variety of investment vehicles as selected by each participant. All employee contributions into these plans were 100% vested. We matched a portion of the participant's contributions subject to subject to maximums set by the Department of the Treasury. The Nine West Group, Victoria and two McNaughton plans were merged into the Jones Plan on December 16, 2002, April 2, 2002, November 22, 2002 and December 20, 2002, respectively.

Gloria Vanderbilt maintained a defined contribution plan under Section 401(k) of the Code. Gloria Vanderbilt employees meeting certain requirements were eligible to participate in the plan. Under the plan, participants could elect to have up to 15% of their salary (subject to limitations imposed by the Code) deferred and deposited with a qualified trustee, who in turn invested the money in a variety of investment vehicles as selected by each participant. Gloria Vanderbilt's matching contribution amounted to 25% of the first 6% of the participant's salary deferred, subject to maximums set by the Department of the Treasury. All participant contributions into the plan are 100% vested; employer contributions vested over a six-year period. This plan was merged into the Jones Plan on January 26, 2004.

Kasper maintains a defined contribution plan under Section 401(k) of the Code. Kasper employees meeting certain requirements are eligible to participate in the plan. Under the plan, participants can elect to have up to 50% of their salary (subject to limitations imposed by the Code) deferred and deposited with a qualified trustee, who in turn invests the money in a variety of investment vehicles as selected by each participant. Kasper's matching and profit sharing contributions are discretionary, with recent matching contributions amounting to 50% of the first 3% of the participant's salary deferred, subject to maximums set by the Department of the Treasury. All participant contributions into the plan are 100% vested; employer contributions vest over a three-year period and profit sharing contributions vest over a five-year period.

We contributed approximately $6.4 million, $6.9 million and $5.1 million to our defined contribution plans during 2003, 2002 and 2001, respectively.

Prior to June 30, 2002, McNaughton maintained a profit sharing plan covering certain employees with more than one year of continuous service. Vesting occurred at a rate of 25% per year and employees were fully vested after four years. Profit sharing plan assets consisted primarily of stocks, bonds and U.S. Government securities. The plan provided for an accrual of up to 15% of each employee's gross compensation plus bonus, up to a maximum contribution of approximately $25,500 per employee. Our cost related to this plan was $0.3 million and $0.6 million in 2002 and 2001, respectively. On June 30, 2002, this plan was terminated, with the participants having the choice of either receiving their balances in cash or having their balances transferred into the Jones Plan.

Defined Benefit Plans

We maintain several defined benefit plans, including the Pension Plan for Associates of Nine West Group Inc. (the "Cash Balance Plan") and The Napier Company Retirement Plan for certain associates of Victoria (the "Napier Plan"). The Cash Balance Plan expresses retirement benefits as an account balance which increases each year through interest credits. All benefits under the Napier Plan are frozen at the amounts earned by the participants as of December 31, 1995. Our funding policy is to make the minimum annual contributions required by applicable regulations. We plan to contribute $5.5 million to our defined benefit plans in 2004. The measurement date for all plans is December 31.

Obligations and Funded Status

December 31, (In millions)	2003	2002
Change in benefit obligation		
Benefit obligation, beginning of year	$ 36.6	$ 31.9
Service cost	0.1	0.1
Interest cost	2.4	2.3
Actuarial loss	3.7	6.5
Effects of changes in foreign currency exchange rates	0.1	-
Benefits paid	(3.8)	(4.2)
Benefit obligation, end of year	39.1	36.6
Change in plan assets		
Fair value of plan assets, beginning of year	23.6	31.1
Actual return on plan assets	2.5	(3.3)
Employer contribution	0.8	-
Effects of changes in foreign currency exchange rates	0.1	-
Benefits paid	(3.8)	(4.2)
Fair value of plan assets, end of year	23.2	23.6
Funded status	(15.9)	(13.0)
Unrecognized net actuarial loss	13.9	10.8
Net amount recognized	$ (2.0)	$ (2.2)

Amounts Recognized on the Balance Sheet

December 31, (In millions)	2003	2002
Accrued benefit cost	$ (15.9)	$ (13.0)
Accumulated other comprehensive income	13.9	10.8
Net amount recognized	$ (2.0)	$ (2.2)

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

December 31, (In millions)	2003	2002
Projected benefit obligation	$ 39.1	$ 36.6
Accumulated benefit obligation	39.1	36.6
Fair value of plan assets	23.2	23.6
Increase in minimum liability included in other comprehensive income	3.1	10.8

Components of Net Periodic Benefit Cost

Year Ended December 31, (In millions)	2003	2002
Service cost	$ 0.1	$ 0.1
Interest cost	2.4	2.3
Expected return on plan assets	(1.8)	(2.4)
Amortization of prior service costs	-	0.2
Amortization of net loss	0.8	-
Net periodic benefit cost	$ 1.5	$ 0.2

Assumptions

	2003	2002
Weighted-average assumptions used to determine:		
Benefit obligations at December 31		
Discount rate	6.1%	6.5%
Expected long-term return on plan assets	7.9%	9.0%
Net periodic benefit cost for year ended December 31		
Discount rate	6.5%	7.1%
Expected long-term return on plan assets	7.9%	9.0%

Plan Assets

The weighted-average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

December 31,	2003	2002
Equity securities	53%	41%
Debt securities	37%	49%
Other	10%	10%
Total	100%	100%

Our plans are designed to diversify investments across types of investments and investment managers. Permitted investment vehicles include investment-grade fixed income securities, domestic and foreign equity securities, mutual funds, guaranteed insurance contracts and real estate, while speculative and derivative investment vehicles are generally prohibited. The investment managers have full discretion to manage their portion of the investments subject to the objectives and policies of the respective plans. The performance of the investment managers is reviewed on a regular basis. The primary objectives are to achieve a rate of return sufficient to meet current and future plan cash requirements and to emphasize long-term growth of principal while avoiding excessive risk and maintaining fund liquidity. At December 31, 2003, the weighted-average target allocation percentages for fund investments were 34% fixed income securities, 51% U. S. Equity securities, and 15% international securities.

To determine the overall expected long-term rate-of-return-on-assets assumption, we add an expected inflation rate to the expected long-term real returns of our various asset classes, taking into account expected volatility and correlation between the returns of the asset classes as follows: for equities and real estate, a historical average arithmetic real return; for government fixed-income securities, current yields on inflation-indexed bonds; and for corporate fixed-income securities, the yield on government fixed-income securities plus a blend of current and historical credit spreads.

BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

We identify operating segments based on, among other things, the way our management organizes the components of our business for purposes of allocating resources and assessing performance. With the addition of McNaughton in 2001 and the recent acquisitions of Gloria Vanderbilt and l.e.i., we redefined our reportable operating segments effective January 1, 2002. Our operations are comprised of four reportable segments: wholesale better apparel, wholesale moderate apparel, wholesale footwear and accessories, and retail. Segment revenues are generated from the sale of apparel, footwear and accessories through wholesale channels and our own retail locations. The wholesale segments include wholesale operations with third party department and other retail stores, the retail segment includes operations by our own stores, and income and expenses related to trademarks, licenses and general corporate functions are reported under "other and eliminations." We define segment profit as operating income before net interest expense, equity in earnings of unconsolidated affiliates, income taxes and (for periods prior to January 1, 2002) amortization of goodwill. Summarized below are our revenues, income and total assets by reportable segments.

(In millions)	Wholesale Better Apparel	Wholesale Moderate Apparel	Wholesale Footwear & Accessories	Retail	Other & Eliminations	Consolidated
For the year ended December 31, 2003						
Revenues from external customers	$ 1,475.0	$ 1,310.2	$ 868.3	$ 685.6	$ 36.2	$ 4,375.3
Intersegment revenues	88.7	12.3	62.6	-	(163.6)	-
Total revenues	1,563.7	1,322.5	930.9	685.6	(127.4)	4,375.3
Segment income	$ 212.8	$ 157.1	$ 157.9	$ 77.0	$ (25.0)	579.8
Net interest expense						(55.3)
Equity in earnings of unconsolidated affiliates						2.5
Income before provision for income taxes						$ 527.0
Depreciation and amortization	$ 19.6	$ 18.6	$ 8.7	$ 11.0	$ 26.4	$ 84.3
For the year ended December 31, 2002						
Revenues from external customers	$ 1,636.4	$ 1,093.5	$ 882.3	$ 700.0	$ 28.7	$ 4,340.9
Intersegment revenues	93.8	11.3	74.1	-	(179.2)	-
Total revenues	1,730.2	1,104.8	956.4	700.0	(150.5)	4,340.9
Segment income	$ 343.5	$ 133.5	$ 124.3	$ 69.9	$ (80.6)	590.6
Net interest expense						(58.1)
Equity in earnings of unconsolidated affiliates						1.0
Income before provision for income taxes						$ 533.5
Depreciation and amortization	$ 21.7	$ 10.9	$ 8.6	$ 11.2	$ 21.7	$ 74.1
For the year ended December 31, 2001						
Revenues from external customers	$ 1,834.1	$ 547.3	$ 980.7	$ 711.7	$ 24.8	$ 4,098.6
Intersegment revenues	84.4	16.4	76.8	0.1	(177.7)	-
Total revenues	1,918.5	563.7	1,057.5	711.8	(152.9)	4,098.6
Segment income	$ 313.8	$ 36.3	$ 159.1	$ 58.5	$ (43.6)	524.1
Amortization of goodwill						(44.2)
Net interest expense						(80.1)
Income before provision for income taxes						$ 399.8
Depreciation and other amortization	$ 26.9	$ 8.1	$ 3.9	$ 14.9	$ 20.9	$ 74.7
Total assets						
December 31, 2003	$ 1,842.1	$ 1,207.4	$ 1,081.2	$ 374.5	$ (317.5)	$ 4,187.7
December 31, 2002	1,597.3	895.0	1,043.5	277.0	39.8	3,852.6
December 31, 2001	1,587.6	714.5	1,076.9	295.1	(300.6)	3,373.5

Revenues from external customers and long-lived assets excluding deferred taxes related to operations in the United States and foreign countries are as follows:

On or for the Year Ended December 31,	2003	2002	2001
(In millions)			
Revenues from external customers:			
United States	$ 4,249.1	$ 4,158.6	$ 3,880.4
Foreign countries	126.2	182.3	218.2
	$ 4,375.3	$ 4,340.9	$ 4,098.6
Long-lived assets:			
United States	$ 2,697.3	$ 2,493.6	$ 2,196.9
Foreign countries	34.5	40.8	35.6
	$ 2,731.8	$ 2,534.4	$ 2,232.5

RELATED PARTY TRANSACTIONS

During 2000, $20.0 million in loans were made to two of our officers. A total of $18.0 million was loaned to our Chairman and former Chief Executive Officer for his purchase of a residence in New York City. This loan, repaid in full during 2001, replaced an arrangement under which he had been provided the use of an apartment we owned and was secured by the residence and bore interest at the applicable federal rate under IRS regulations. A total of $2.0 million was loaned to our former President, which also bore interest at the applicable federal rate under IRS regulations. This loan was repaid in full during 2002.

SHORT-TERM BOND TRANSACTIONS

During 2001 and 2002, we entered into three transactions relating to the short sale of $487.4 million of U.S. Treasury securities. The transactions were intended to address interest rate exposure and generate capital gains that could be used to offset previously incurred capital losses. As a result of these transactions, we recorded short-term capital gains of $5.4 million, interest income of $1.4 million and interest expense and fees of $7.6 million during 2001, short-term capital gains of $14.8 million, interest income of $1.8 million and interest expense and fees of $19.3 million during 2002, and short-term capital gains of $6.6 million, interest income of $0.6 million and interest expense and fees of $7.9 million during 2003. The net effects of $0.8 million, $2.7 million and $0.7 million, respectively, are included in the statement of operations as interest expense. The first transaction, which represented $139.0 million of the securities, closed in November 2001. The second transaction, which represented $157.9 million of the securities, closed in August 2002. The third transaction, which represented $190.5 million of the securities, closed in May 2003. There are no present intentions to enter into any further transactions.

EFFECTS OF SEPTEMBER 11, 2001

In September 2001, we recorded a pre-tax charge of $86.8 million to write down inventory and receivables resulting from the change in the economic climate in the aftermath of the events of September 11, 2001. Of the charge, $61.7 million was to write down to net realizable value goods that we either owned or were committed for and needed to dispose of through off-price channels. The charge to receivables of $24.1 million was to record an incremental provision for customer allowances, which we anticipated we needed to provide to our retail customers in order to effectively flow goods through the retail channels.

SUPPLEMENTAL PRO FORMA CONDENSED FINANCIAL INFORMATION

Certain of our subsidiaries function as co-issuers, obligors and co-obligors (fully and unconditionally guaranteed on a joint and several basis) of the outstanding debt of Jones Apparel Group, Inc. ("Jones"), including Jones Apparel Group USA, Inc. ("Jones USA"), Jones Apparel Group Holdings, Inc. ("Jones Holdings"), Nine West and Jones Retail Corporation ("Jones Retail")(collectively, including Jones, the "Issuers").

Jones and Jones Holdings function as either co-issuers or co-obligors with respect to the outstanding debt securities of Jones USA and certain of the outstanding debt securities of Nine West. In addition, Nine West and Jones Retail function as either a co-issuer or co-obligor with respect to all of Jones USA's outstanding debt securities, and Jones USA functions as a co-obligor with respect to the outstanding debt securities of Nine West as to which Jones and Jones Holdings function as co-obligors.

The following condensed consolidating balance sheets, statements of income and statements of cash flows for the Issuers and our other subsidiaries have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Separate financial statements and other disclosures concerning Jones are not presented as Jones has no independent operations or assets. There are no contractual restrictions on distributions from Jones USA, Jones Holdings, Nine West or Jones Retail to Jones. On January 1, 2003, the retail operations of Nine West Group were transferred to Jones Retail and the remaining Nine West Group wholesale assets and liabilities were transferred to Nine West. As a result, the condensed consolidating balance sheet for December 31, 2002 and the statements of income and statements of cash flows for 2002 and 2001 have been restated for comparison purposes.

Condensed Consolidating Balance Sheets
(In millions)

	December 31, 2003				December 31, 2002			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
ASSETS								
CURRENT ASSETS:								
Cash and cash equivalents	$ 302.0	$ 48.0	$ -	$ 350.0	$ 256.2	$ 27.1	$ -	$ 283.3
Accounts receivable - net	173.2	212.6	-	385.8	184.8	204.5	-	389.3
Inventories	262.1	327.3	1.2	590.6	285.7	244.2	(0.3)	529.6
Prepaid and refundable income taxes	5.5	8.7	(14.2)	-	0.7	1.4	(2.1)	-
Deferred taxes	27.7	53.8	(0.9)	80.6	50.0	30.8	-	80.8
Prepaid expenses and other current assets	28.3	20.6	-	48.9	25.2	10.0	-	35.2
TOTAL CURRENT ASSETS	798.8	671.0	(13.9)	1,455.9	802.6	518.0	(2.4)	1,318.2
Property, plant and equipment - net	128.5	139.9	-	268.4	156.1	93.2	-	249.3
Due from affiliates	275.1	399.6	(674.7)	-	557.5	420.5	(978.0)	-
Goodwill	703.3	943.6	-	1,646.9	646.3	894.9	-	1,541.2
Other intangibles - net	167.3	600.2	-	767.5	173.5	503.8	-	677.3
Investments in subsidiaries	2,893.8	-	(2,893.8)	-	2,611.5	24.7	(2,636.2)	-
Deferred taxes	-	-	-	-	6.5	-	(6.5)	-
Other assets	28.0	22.5	(1.5)	49.0	43.0	23.8	(0.2)	66.6
	$ 4,994.8	$ 2,776.8	$(3,583.9)	$ 4,187.7	$ 4,997.0	$ 2,478.9	$(3,623.3)	$ 3,852.6
LIABILITIES AND STOCKHOLDERS' EQUITY								
CURRENT LIABILITIES:								
Current portion of long-term debt and capital lease obligations	$ 178.8	$ 2.0	$ -	$ 180.8	$ 6.3	$ -	$ -	$ 6.3
Accounts payable	119.5	125.1	-	244.6	152.5	77.7	-	230.2
Income taxes payable	32.5	-	(17.8)	14.7	20.2	7.8	(2.0)	26.0
Deferred taxes	-	0.4	(0.4)	-	-	-	-	-
Accrued expenses and other current liabilities	119.6	69.3	-	188.9	100.5	64.3	-	164.8
TOTAL CURRENT LIABILITIES	450.4	196.8	(18.2)	629.0	279.5	149.8	(2.0)	427.3
NONCURRENT LIABILITIES:								
Long-term debt	791.4	-	-	791.4	955.7	-	-	955.7
Obligations under capital leases	16.9	26.8	-	43.7	22.4	-	-	22.4
Deferred taxes	27.3	103.6	(0.8)	130.1	26.3	78.8	(6.5)	98.6
Due to affiliates	317.1	357.6	(674.7)	-	492.0	486.0	(978.0)	-
Other	35.9	20.0	(0.2)	55.7	41.2	3.9	-	45.1
TOTAL NONCURRENT LIABILITIES	1,188.6	508.0	(675.7)	1,020.9	1,537.6	568.7	(984.5)	1,121.8
TOTAL LIABILITIES	1,639.0	704.8	(693.9)	1,649.9	1,817.1	718.5	(986.5)	1,549.1
STOCKHOLDERS' EQUITY:								
Common stock and additional paid-in capital	1,790.9	1,405.2	(2,015.2)	1,180.9	1,969.4	1,178.3	(2,002.4)	1,145.3
Retained earnings	2,144.3	664.9	(862.1)	1,947.1	1,673.3	588.5	(623.0)	1,638.8
Accumulated other comprehensive income (loss)	14.7	1.9	(12.7)	3.9	22.6	(6.4)	(11.4)	4.8
Less treasury stock	(594.1)	-	-	(594.1)	(485.4)	-	-	(485.4)
TOTAL STOCKHOLDERS' EQUITY	3,355.8	2,072.0	(2,890.0)	2,537.8	3,179.9	1,760.4	(2,636.8)	2,303.5
	$ 4,994.8	$ 2,776.8	$(3,583.9)	$ 4,187.7	$ 4,997.0	$ 2,478.9	$(3,623.3)	$ 3,852.6

Condensed Consolidating Statements of Income
(In millions)

	Year Ended December 31, 2003				Year Ended December 31, 2002				Year Ended December 31, 2001			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
Net sales	$ 2,466.8	$ 1,895.8	$ (23.5)	$ 4,339.1	$ 2,771.2	$ 1,558.0	$ (17.0)	$ 4,312.2	$ 3,009.8	$ 1,086.4	$ (22.4)	$ 4,073.8
Licensing income (net)	0.1	36.1	-	36.2	-	28.7	-	28.7	-	24.8	-	24.8
Total revenues	2,466.9	1,931.9	(23.5)	4,375.3	2,771.2	1,586.7	(17.0)	4,340.9	3,009.8	1,111.2	(22.4)	4,098.6
Cost of goods sold	1,426.2	1,328.9	(16.5)	2,738.6	1,579.5	1,087.7	(10.2)	2,657.0	1,860.7	726.1	(16.4)	2,570.4
Gross profit	1,040.7	603.0	(7.0)	1,636.7	1,191.7	499.0	(6.8)	1,683.9	1,149.1	385.1	(6.0)	1,528.2
Selling, general and administrative expenses	781.2	281.9	(6.2)	1,056.9	890.6	209.4	(6.7)	1,093.3	880.7	163.0	(39.6)	1,004.1
Amortization of goodwill	-	-	-	-	-	-	-	-	23.6	20.6	-	44.2
Operating income	259.5	321.1	(0.8)	579.8	301.1	289.6	(0.1)	590.6	244.8	201.5	33.6	479.9
Net interest (income) expense and financing costs	53.2	2.1	-	55.3	53.6	4.5	-	58.1	97.6	(17.5)	-	80.1
Equity in earnings of unconsolidated affiliates	2.7	0.9	(1.1)	2.5	1.1	0.1	(0.2)	1.0	-	-	-	-
Income before provision for income taxes, equity in earnings of subsidiaries and cumulative effect of change in accounting principle	209.0	319.9	(1.9)	527.0	248.6	285.2	(0.3)	533.5	147.2	219.0	33.6	399.8
Provision for income taxes	87.0	116.4	(5.0)	198.4	97.4	103.7	0.1	201.2	98.7	64.9	-	163.6
Equity in earnings of subsidiaries	453.2	-	(453.2)	-	198.7	-	(198.7)	-	159.0	-	(159.0)	-
Income before cumulative effect of change in accounting principle	575.2	203.5	(450.1)	328.6	349.9	181.5	(199.1)	332.3	207.5	154.1	(125.4)	236.2
Cumulative effect of change in accounting for intangible assets, net of tax	-	-	-	-	-	13.8	-	13.8	-	-	-	-
Net income	$ 575.2	$ 203.5	$ (450.1)	$ 328.6	$ 349.9	$ 167.7	$ (199.1)	$ 318.5	$ 207.5	$ 154.1	$ (125.4)	$ 236.2

Condensed Consolidating Statements of Cash Flows
(In millions)

	Year Ended December 31, 2003				Year Ended December 31, 2002				Year Ended December 31, 2001			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
Net cash provided by operating activities	$ 419.1	$ 162.9	$ (127.0)	$ 455.0	$ 694.9	$ 183.3	$ (161.7)	$ 716.5	$ 325.6	$ 615.7	$ (378.9)	$ 562.4
Cash flows from investing activities:												
Acquisitions, net of cash acquired	(198.2)	-	-	(198.2)	(332.7)	-	-	(332.7)	(112.8)	(21.2)	-	(134.0)
Capital expenditures	(27.3)	(26.0)	-	(53.3)	(24.7)	(27.9)	-	(52.6)	(34.9)	(21.5)	-	(56.4)
Net cash related to sale of U. S. Treasury bonds	12.3	-	-	12.3	9.2	-	-	9.2	3.1	-	-	3.1
Additional consideration and other payments relating to acquisitions	(56.4)	-	-	(56.4)	(2.0)	-	-	(2.0)	(19.4)	-	-	(19.4)
Acquisition of intangibles	-	(6.0)	-	(6.0)	(0.2)	(2.7)	-	(2.9)	-	(1.0)	-	(1.0)
Proceeds from sale of Nine West Group UK operations	-	-	-	-	-	-	-	-	28.0	-	-	28.0
Proceeds from sales of property, plant and equipment	2.1	24.8	-	26.9	9.4	1.0	-	10.4	0.2	0.9	-	1.1
Repayments of loans to officers	-	-	-	-	2.0	-	-	2.0	18.0	-	-	18.0
Other	0.2	-	-	0.2	0.2	(0.3)	-	(0.1)	0.2	0.1	-	0.3
Net cash used in investing activities	(267.3)	(7.2)	-	(274.5)	(338.8)	(29.9)	-	(368.7)	(117.6)	(42.7)	-	(160.3)
Cash flows from financing activities:												
Issuance of Senior Notes, net	-	-	-	-	-	-	-	-	392.8	-	-	392.8
Repurchase of Senior Notes	-	-	-	-	(0.1)	-	-	(0.1)	(265.5)	(125.0)	-	(390.5)
Premiums paid on repurchase of Senior Notes	-	-	-	-	-	-	-	-	-	(35.2)	-	(35.2)
Refinancing of acquired debt	-	-	-	-	(126.9)	-	-	(126.9)	(146.9)	-	-	(146.9)
Net payments under credit facilities	-	-	-	-	-	(0.8)	-	(0.8)	(225.7)	-	-	(225.7)
Purchases of treasury stock	(102.1)	-	-	(102.1)	(129.2)	-	-	(129.2)	(68.9)	-	-	(68.9)
Proceeds from exercise of employee stock options	20.5	-	-	20.5	118.4	-	-	118.4	85.8	-	-	85.8
Dividends	(20.2)	(127.0)	127.0	(20.2)	-	(161.7)	161.7	-	-	(378.9)	378.9	-
Proceeds from termination of interest rate swaps	-	-	-	-	21.6	-	-	21.6	8.3	-	-	8.3
Net proceeds from (repayment of) long-term debt	-	(7.4)	-	(7.4)	(1.5)	(9.7)	-	(11.2)	(1.5)	0.2	-	(1.3)
Other items	(4.2)	(1.3)	-	(5.5)	(10.0)	(2.9)	-	(12.9)	(4.9)	(0.7)	-	(5.6)
Net cash used in financing activities	(106.0)	(135.7)	127.0	(114.7)	(127.7)	(175.1)	161.7	(141.1)	(226.5)	(539.6)	378.9	(387.2)
Effect of exchange rates on cash	-	0.9	-	0.9	-	0.1	-	0.1	0.8	0.3	-	1.1
Net increase (decrease) in cash and cash equivalents	45.8	20.9	-	66.7	228.4	(21.6)	-	206.8	(17.7)	33.7	-	16.0
Cash and cash equivalents, beginning	256.2	27.1	-	283.3	27.8	48.7	-	76.5	45.5	15.0	-	60.5
Cash and cash equivalents, ending	$ 302.0	$ 48.0	$ -	$ 350.0	$ 256.2	$ 27.1	$ -	$ 283.3	$ 27.8	$ 48.7	$ -	$ 76.5

JOINT VENTURES

On July 1, 2002, we entered into two joint ventures with HCL Technologies Limited ("HCL") to provide us with computer consulting, programming and associated support services. HCL is a global technology and software services company offering a suite of services targeted at technology vendors, software product companies and organizations. We received a 49% ownership interest in each joint venture, which operate under the names HCL Jones Technologies, LLC and HCL Jones Technologies (Bermuda), Ltd., for a cash contribution of $0.3 million and the transfer of certain software and employees. HCL received a 51% ownership interest in each company for an initial cash contribution of $1.0 million. On August 31, 2004, HCL is obligated to contribute an additional $1.0 million in cash, and on that date we are also obligated to contribute approximately $1.0 million in cash or assets. HCL has the option to acquire our remaining ownership interest at the end of five years through the issuance of HCL equity shares. As of December 31, 2003, we have committed to purchase $17.3 million in services from these joint venture companies through June 30, 2007.

We also have a joint venture with Sutton to operate retail locations in Australia. We have unconditionally guaranteed up to AU$7.0 million of borrowings under the joint venture's uncommitted credit facility and up to AU$0.4 million of presettlement risk associated with foreign exchange transactions. Performance under the guarantees is required if the joint venture fails to make a required payment under these facilities when due. Sutton is required to reimburse us for 50% of any payments made under these guarantees. At December 31, 2003, the outstanding balance subject to these guarantees was approximately AU$1.0 million.

The results of our joint ventures are reported under the equity method of accounting.

UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Unaudited interim consolidated financial information for the two years ended December 31, 2003 is summarized as follows:

(In millions except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Net sales	$ 1,226.7	$ 974.7	$ 1,171.1	$ 966.6
Total revenues	1,234.2	980.4	1,180.5	980.2
Gross profit	481.4	377.2	428.4	349.7
Operating income	209.0	127.8	164.0	79.0
Net income	121.8	71.1	93.9	41.8
Basic earnings per share	$0.95	$0.56	$0.74	$0.33
Diluted earnings per share	$0.90	$0.54	$0.71	$0.33
2002				
Net sales	$ 1,120.3	$ 966.0	$ 1,271.0	$ 954.9
Total revenues	1,126.9	972.0	1,277.5	964.5
Gross profit	448.4	389.2	484.4	361.9
Operating income	151.6	121.0	221.7	96.3
Income before cumulative effect of change in accounting principle	84.5	66.5	129.7	51.6
Net income	70.7	66.5	129.7	51.6
Basic earnings per share before cumulative effect of change in accounting principle	$0.67	$0.52	$1.00	$0.40
Diluted earnings per share before cumulative effect of change in accounting principle	$0.63	$0.49	$0.95	$0.39
Basic earnings per share	$0.56	$0.52	$1.00	$0.40
Diluted earnings per share	$0.53	$0.49	$0.95	$0.39

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As required by Exchange Act Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our President and Chief Executive Officer and our Chief Operating and Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.

The purpose of disclosure controls is to ensure that information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Operating and Financial Officer, to allow timely decisions regarding required disclosure. The purpose of internal controls is to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

Our management does not expect that our disclosure controls or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control system are met. The design of a control system must also reflect the fact that there are resource constraints, with the benefits of controls considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud (if any) within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that simple errors or mistakes can occur. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our internal controls are evaluated on an ongoing basis by Deloitte & Touche, LLP, to whom we outsource our internal audit function, by other personnel in our organization and by our independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor our disclosure and internal controls and to make modifications as necessary, as disclosure and internal controls are intended to be dynamic systems that change (including improvements and corrections) as conditions warrant. Part of this evaluation is to determine whether there were any significant deficiencies or material weaknesses in our internal controls, or whether we had identified any acts of fraud involving personnel who have a significant role in the our internal controls. Significant deficiencies are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements; material weaknesses are particularly serious conditions where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Based upon this evaluation, our President and Chief Executive Officer and our Chief Operating and Financial Officer concluded that, subject to the limitations noted above, both our disclosure controls and procedures and our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

There have been no changes in our internal controls over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Our directors and executive officers are as follows:

Name	Age	Office
Peter Boneparth	44	President and Chief Executive Officer and Director
Sidney Kimmel	76	Chairman and Director
Wesley R. Card	56	Chief Operating and Financial Officer
Patrick M. Farrell	54	Senior Vice President and Corporate Controller
Rhonda J. Brown	48	President and Chief Executive Officer of Footwear, Accessories and Retail Group and President and Chief Executive Officer of Nine West and Jones Retail
Anita Britt	40	Executive Vice President of Finance
Ira M. Dansky	58	Executive Vice President, General Counsel and Secretary
Geraldine Stutz	75	Director
Howard Gittis	70	Director
Anthony F. Scarpa	60	Director
Matthew H. Kamens	52	Director
Michael L. Tarnopol	67	Director
J. Robert Kerrey	60	Director
Ann N. Reese	51	Director

Mr. Boneparth was named President in March 2002 and Chief Executive Officer in May 2002. He also serves as Chief Executive Officer of McNaughton. He has been Chief Executive Officer of McNaughton since June 1999, President of McNaughton from April 1997 until January 2002, and Chief Operating Officer of McNaughton from 1997 until its acquisition by us. Prior to that time, Mr. Boneparth was Executive Vice

President and Senior Managing Director of Investment Banking for Rodman & Renshaw, Inc., an investment banking firm, from March 1995 to April 1997.

Mr. Kimmel founded the Jones Apparel Division of W.R. Grace & Co. in 1970. Mr. Kimmel has served as our Chairman since 1975 and as Chief Executive Officer from 1975 to May 2002.

Mr. Card has been our Chief Financial Officer since 1990. He was also named Chief Operating Officer in March 2002.

Mr. Farrell was appointed Vice President and Corporate Controller in November 1997 and Senior Vice President in September 1999.

Ms. Brown joined us as President and Chief Executive Officer of Nine West Group and President and Chief Executive Officer of Footwear, Accessories and Retail Group in October 2001. Prior to joining us, Ms. Brown served as President of Steve Madden, Ltd. from February 2000 to September 2001. Ms. Brown also served as Chief Operating Officer of Steve Madden, Ltd. from July 1996 to January 2001 and as a director of that company from October 1996 to September 2001.

Ms. Britt was named Executive Vice President of Finance in May 2002. She served as Director of Investor Relations and Financial Planning from 1996 to August 2000, Vice President, Finance and Investor Relations from September 2000 to February 2001 and Senior Vice President, Finance and Investor Relations from March 2001 to April 2002.

Mr. Dansky has been our General Counsel since 1996 and our Secretary since January 2001. He was elected an Executive Vice President in March 2002.

Ms. Stutz has been a principal partner of GSG Group, a fashion and marketing service, since 1993. Prior to 1993, she was Publisher of Panache Press at Random House, a book publisher. From 1960 until 1986, Ms. Stutz was President of Henri Bendel. Ms. Stutz has served on the Board of Directors of Tiffany & Co., The Theatre Development Fund and The Actors' Fund.

Mr. Gittis has been Vice Chairman and Chief Administrative Officer and a director of MacAndrews & Forbes Holdings Inc., a diversified holding company, and various of its affiliates since July 1985. In addition, Mr. Gittis is a director of Loral Space and Communications Ltd., M&F Worldwide Corp., Panavision Inc., Revlon, Inc., Revlon Consumer Products Corporation and Scientific Games Corporation.

Mr. Scarpa served as Senior Vice President and Division Executive of J.P. Morgan Chase Bank from 1985 until his retirement in December 2000.

Mr. Tarnopol is a Senior Managing Director, Chairman of the Investment Banking Division and Vice Chairman of the Board of Directors of Bear, Stearns and Co. Inc. Mr. Tarnopol joined Bear Stearns in 1975, became a Partner in 1975, and held executive positions in its Mergers and Acquisitions and International departments prior to its conversion from a partnership to a corporation in 1985. Thereafter, he became a Senior Managing Director of the corporation.

Mr. Kamens is employed by Mr. Kimmel as a lawyer and personal advisor. He is also Of Counsel to the law firm of Wolf, Block, Schorr and Solis-Cohen LLP, where he served as its Chairman from 1995 to 2001.

Mr. Kerrey has served as the President of New School University in New York City since January 2001. From 1988 to 2000, he served as United States Senator from Nebraska. During that period, he was a member of numerous congressionally-chartered commissions and Senate committees, including the Senate Finance and Appropriations Committees and the Senate Select Committee on Intelligence. Prior to that time, he served as Governor of Nebraska from 1982 to 1987. Mr. Kerrey also serves on the Board of Directors of Tenet Healthcare Corporation.

Ms. Reese co-founded the Center for Adoption Policy Studies in New York in 2001 and is currently the Executive Director. Prior to co-founding the Center, Ms. Reese served as a Principal with Clayton, Dubilier & Rice, a private equity investment firm, from 1999 to 2000 and as Executive Vice President and Chief Financial Officer of ITT Corporation from 1995 to 1998. Ms. Reese also serves on the Board of Directors of Xerox Corporation, Kmart Holding Corporation and Jafra Cosmetics International Inc.

We have adopted a Code of Business Conduct and Ethics and a Code of Ethics for Senior Executive and Financial Officers, which applies to our Chief Executive Officer, Chief Operating and Financial Officer, Controller and other personnel performing similar functions. Both codes are posted on our website, www.jny.com, (under the "CORPORATE GOVERNANCE" caption) and are also available in print to any stockholder who requests it by written request addressed to Wesley R. Card, Chief Operating and Financial Officer, Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics for Senior Executive and Financial Officers by posting such information on our website.

We have also posted on our website, www.jny.com, our Corporate Governance Guidelines and the charters of the Compensation, Audit and Nominating/Corporate Governance Committees of our Board of Directors (under the "CORPORATE GOVERNANCE" caption). That information is available in print to any stockholder who requests it by written request addressed to Wesley R. Card, Chief Operating and Financial Officer, Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007.

The information appearing in the Proxy Statement relating to the members of the Audit Committee and the Audit Committee financial expert under the captions "CORPORATE GOVERNANCE AND BOARD MATTERS - Board Structure and Committee Composition" and "CORPORATE GOVERNANCE AND BOARD MATTERS - Audit Committee" and the information appearing in the Proxy Statement under the caption "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" is incorporated herein by this reference.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in the Proxy Statement under the captions "EXECUTIVE COMPENSATION," "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION," "EMPLOYMENT AND COMPENSATION ARRANGEMENTS" and the information appearing in the Proxy Statement relating to the compensation of directors under the caption "CORPORATE GOVERNANCE AND BOARD MATTERS - Director Compensation and Stock Ownership Guidelines" is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" is incorporated herein by this reference.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2003.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	12,037,242	$29.73	2,045,449
Equity compensation plans not approved by security holders	540,785	$27.75	—
Total	12,578,027	$29.64	2,045,449

In connection with the acquisition of McNaughton, stock options held by McNaughton employees on the acquisition date were converted to fully-vested options to purchase our common stock under the same terms and conditions as the original grants. A portion of these options were originally granted pursuant to equity compensation plans not approved by McNaughton shareholders. No additional options, warrants or other equity rights will be granted under any McNaughton equity compensation plans.

During 2002, 325,000 options were granted pursuant to equity compensation plans not approved by our shareholders. These options were issued to persons not previously employed by us as material inducements to these persons entering into employment contracts with us. Of these options, 225,000 became fully vested on December 30, 2003 and expire on December 30, 2006 (based on terms of individual employment contracts) and 75,000 vest on the third anniversary of the grant date and expire ten years after the grant date.

For further information, see "Stock Options and Restricted Stock" in Notes to Consolidated Financial Statements.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information appearing in the Proxy Statement under the caption "CERTAIN TRANSACTIONS" is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information appearing in the Proxy Statement under the caption "FEES PAID TO INDEPENDENT AUDITORS" is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this report:

1. Financial Statements.

   The following financial statements are included in Item 8 of this report:

   Report of Independent Certified Public Accountants

Consolidated Balance Sheets - December 31, 2003 and 2002

Consolidated Statements of Income - Years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Stockholders' Equity - Years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows - Years ended December 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements (includes certain supplemental financial information required by Item 8 of Form 10-K)

2. The schedule and report of independent certified public accountants thereon, listed in the Index to Financial Statement Schedules attached hereto.

3. The exhibits listed in the Exhibit Index attached hereto.

(b) Reports on Form 8-K

During the fiscal quarter ended December 31, 2003, we filed the following Current Reports on Form 8-K with the SEC.

(1) We filed a Current Report of Form 8-K, dated October 28, 2003, referencing and furnishing as an exhibit our press release announcing our results of operations for the fiscal quarter ended October 4, 2003, as well as the following:

- announcing that the Spring 2004 launch of the *Jones New York Signature* product line was on track;
- providing updated guidance for 2003;
- affirming prior guidance for 2004;
- announcing the repurchase of $33 million in Common Stock during the fiscal quarter, and
- announcing a regular quarterly cash dividend of $.08 per share.

(2) We filed a Current Report of Form 8-K, dated November 12, 2003, announcing that we had agreed to increase our purchase price for Kasper by $17.0 million in order to facilitate a timely closing of the transaction.

(3) We filed a Current Report of Form 8-K, dated November 13, 2003, announcing that we had received the required agreement of certain Kasper stakeholders to support Kasper's Plan of Reorganization, which included our amended purchase agreement for Kasper.

(4) We filed a Current Report of Form 8-K, dated December 1, 2003, announcing that we had completed our acquisition of 100% of the common stock of Kasper.

(5) We filed a Current Report of Form 8-K, dated December 2, 2003, announcing that we had completed our acquisition of 100% of the common stock of Kasper and that the purchase price consisted of $221.0 million in cash and was subject to certain post-closing adjustments, including an adjustment based on closing working capital.

(6) We filed a Current Report of Form 8-K, dated December 17, 2003, announcing that we would redeem for cash all currently outstanding Zero Coupon Convertible Senior Notes due 2021.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 12, 2004

JONES APPAREL GROUP, INC.
(Registrant)

By: /s/ Peter Boneparth
Peter Boneparth, President and
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on this page to this Annual Report on Form 10-K for the year ended December 31, 2003 (the "Form 10-K") constitutes and appoints Peter Boneparth, Wesley R. Card and Patrick M. Farrell and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Form 10-K, and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might and could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter Boneparth Peter Boneparth	President, Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2004
/s/ Sidney Kimmel Sidney Kimmel	Chairman and Director	March 12, 2004
/s/ Wesley R. Card Wesley R. Card	Chief Operating and Financial Officer (Principal Financial Officer)	March 12, 2004
/s/ Patrick M. Farrell Patrick M. Farrell	Senior Vice President and Corporate Controller (Principal Accounting Officer)	March 12, 2004
/s/ Geraldine Stutz Geraldine Stutz	Director	March 12, 2004
/s/ Howard Gittis Howard Gittis	Director	March 12, 2004
/s/ Anthony F. Scarpa Anthony F. Scarpa	Director	March 12, 2004
/s/ Michael L. Tarnopol Michael L. Tarnopol	Director	March 12, 2004
/s/ Matthew H. Kamens Matthew H. Kamens	Director	March 12, 2004
/s/ J. Robert Kerrey J. Robert Kerrey	Director	March 12, 2004
/s/ Ann N. Reese Ann N. Reese	Director	March 12, 2004

INDEX TO FINANCIAL STATEMENT SCHEDULES

Report of Independent Certified Public Accountants on Schedule II.

Schedule II. Valuation and qualifying accounts

Schedules other than those listed above have been omitted since the information is not applicable, not required or is included in the respective financial statements or notes thereto.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger dated September 10, 1998, among Jones Apparel Group, Inc., SAI Acquisition Corp., Sun Apparel, Inc. and the selling shareholders (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated September 24, 1998).
2.2	Agreement and Plan of Merger dated as of March 1, 1999, among Jones Apparel Group, Inc., Jill Acquisition Sub Inc. and Nine West Group Inc. (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated March 2, 1999).
2.3	Securities Purchase and Sale Agreement dated as of July 31, 2000, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Victoria + Co Ltd. and the Shareholders and Warrantholders of Victoria + Co Ltd (incorporated by reference to Exhibit 2.1 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2000).
2.4	Agreement and Plan of Merger dated as of April 13, 2001, among Jones Apparel Group, Inc., MCN Acquisition Corp. and McNaughton Apparel Group Inc. (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated April 13, 2001).
2.5	Purchase Agreement dated as of August 7, 2003 between Kasper A.S.L., Ltd. and Jones Apparel Group, Inc. (incorporated by reference to Exhibit 2.1 of our Quarterly Report on Form 10-Q for the nine months ended October 4, 2003).
3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 of our Quarterly Report on Form 10-Q for the six months ended July 6, 2002).
4.1	Form of Certificate evidencing shares of common stock of Jones Apparel Group, Inc. (incorporated by reference to Exhibit 4.1 of our Shelf Registration Statement on Form S-3, filed on October 28, 1998 (Registration No. 333-66223)).
4.2	Exchange and Registration Rights Agreement dated October 2, 1998, among Jones Apparel Group, Inc. and Chase Securities Inc., Merrill Lynch, Pierce Fenner & Smith Incorporated and Bear, Stearns & Co. Inc. (incorporated by reference to Exhibit 4.1 of our Form S-4, filed on December 9, 1998 (Registration No. 333-68587)).
4.3	Second Supplemental Indenture for 8⅜% Series B Senior Notes due 2005 dated as of June 15, 1999, among Jack Asset Sub Inc., Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).
4.4	Exchange and Note Registration Rights Agreement dated June 15, 1999, among Jones Apparel Group, Inc., Bear, Stearns & Co. Inc., Chase Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., BancBoston Robertson Stephens Inc., Banc of America Securities LLC, ING Baring Furman Selz LLC, Lazard Freres & Co. LLC, Tucker Anthony Cleary Gull, Brean Murray & Co., Inc. and The Buckingham Research Group Incorporated (incorporated by reference to Exhibit 4.5 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).

No.	Description of Exhibit
4.5	Senior Note Indenture dated as of June 15, 1999, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc. and The Bank of New York, as trustee, including Form of 7.50% Senior Notes due 2004 and Form of 7.875% Senior Notes due 2006 (incorporated by reference to Exhibit 4.6 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).
4.6	Senior Note Indenture dated as of July 9, 1997, among Nine West Group Inc. and Nine West Development Corporation, Nine West Distribution Corporation, Nine West Footwear Corporation and Nine West Manufacturing Corporation, as Guarantors, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Nine West Group Inc. Registration Statement on Form S-4, filed on August 21, 1997 (Registration No. 333-34085)).
4.7	Supplemental Indenture, dated as of September 15, 1998, among Nine West Group Inc. and Nine West Manufacturing II Corporation, Nine West Development Corporation, Nine West Distribution Corporation, Nine West Footwear Corporation and Nine West Manufacturing Corporation, as Guarantors, and The Bank of New York, as Trustee under the Senior Note Indenture dated as of July 9, 1997 (incorporated by reference to Exhibit 4.7.1 of the Nine West Group Inc. Quarterly Report on Form 10-Q for the nine months ended October 31, 1998).
4.8	Form of Nine West Group Inc. 8⅜% Series B Senior Notes due 2005 (incorporated by reference to Exhibit 4.6 of the Nine West Group Inc. Registration Statement on Form S-4, filed on August 21, 1997 (Registration No. 333-34085)).
4.9	Indenture dated as of February 1, 2001, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc. and Nine West Group Inc., as Issuers and The Bank of New York, as Trustee, including Form of Zero Coupon Convertible Senior Notes due 2021 (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
4.10	Registration Rights Agreement dated February 1, 2001 among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc., Salomon Smith Barney Inc. and Bear, Stearns & Co. Inc. (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
4.11	Supplemental Indenture, dated as of December 23, 2002, by and among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc., Nine West Footwear Corporation, Jones Retail Corporation, as issuers, and the Bank of New York, as Trustee, relating to the Zero Coupon Senior Notes Due 2021 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
4.12	Supplemental Indenture, dates as of December 23, 2002, by and among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc., Nine West Footwear Corporation, Jones Retail Corporation, as issuers, and the Bank of New York, as Trustee, relating to the 7.50% Senior Notes Due 2004 and 7.875% Senior Notes Due 2006 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
4.13	Supplemental Indenture, dates as of December 23, 2002, by and among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc., Nine West Footwear Corporation, Jones Retail Corporation, as issuers, and the Bank of New York, as Trustee, relating to the 8⅜% Series B Senior Notes due 2005 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
10.1	1991 Stock Option Plan (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form S-1 filed on April 3, 1991 (Registration No. 33-39742)).†
10.2	1996 Stock Option Plan (incorporated by reference to Exhibit 10.33 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1996).†
10.3	1999 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form S-8, filed on June 12, 2003 (Registration No. 333-106052)).†

No.	Description of Exhibit
10.4	License Agreement dated October 18, 1995, between Jones Apparel Group, Inc. and Polo Ralph Lauren, L.P. (incorporated by reference to Exhibit 10.40 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1996).#
10.5	Design Services Agreement dated October 18, 1995, between Jones Apparel Group, Inc. and Polo Ralph Lauren, L.P. (incorporated by reference to Exhibit 10.41 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1996).#
10.6	License Agreement dated as of August 1, 1995, between PRL USA, Inc., as assignee of Polo Ralph Lauren Corporation, successor to Polo Ralph Lauren, L.P., and Sun Apparel, Inc., as amended (incorporated by reference to Exhibit 10.53 of our Quarterly Report on Form 10-Q for the nine months ended September 27, 1998).#
10.7	Design Services Agreement dated as of August 1, 1995, between Polo Ralph Lauren Corporation, successor to Polo Ralph Lauren, L.P., and Sun Apparel, Inc., as amended (incorporated by reference to Exhibit 10.54 of our Quarterly Report on Form 10-Q for the nine months ended September 27, 1998).#
10.8	Cross-Default and Term Extension Agreement dated May 11, 1998 among PRL USA, Inc., The Polo/Lauren Company, L.P., Polo Ralph Lauren Corporation, Jones Apparel Group, Inc. and Jones Investment Co. Inc. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated February 4, 2003).
10.9	License Agreement dated May 11, 1998, between Jones Apparel Group, Inc. and Polo Ralph Lauren, L.P. (incorporated by reference to Exhibit 10.53 of our Quarterly Report on Form 10-Q for the fiscal nine months ended September 27, 1998).#
10.10	Design Services Agreement dated May 11, 1998, between Jones Apparel Group, Inc. and Polo Ralph Lauren, L.P. (incorporated by reference to Exhibit 10.54 of our Quarterly Report on Form 10-Q for the fiscal nine months ended September 27, 1998).#
10.11	Five-Year Credit Agreement dated as of June 15, 1999, among Jones Apparel Group USA, Inc. and the Additional Obligors referred to therein, the Lenders referred to therein, and First Union National Bank, as Administrative Agent (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).
10.12	Jones Apparel Group, Inc. Executive Annual Incentive Plan (incorporated by reference to Annex B of our Proxy Statement for our 1999 Annual Meeting of Stockholders).†
10.13	Amended and Restated Employment Agreement dated March 11, 2002, between Jones Apparel Group, Inc. and Peter Boneparth (incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001).†
10.14	Employment Agreement dated as of July 1, 2000, between Jones Apparel Group, Inc. and Sidney Kimmel (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the nine months ended October 1, 2000).†
10.15	Fourth Amended and Restated 364-Day Credit Agreement dated as of June 12, 2001, among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc., as Co-Lead Arrangers and Joint Bookrunners, First Union National Bank, as Administrative Agent, The Chase Manhattan Bank and Citibank, N.A., as Syndication Agents and Fleet National Bank and Bank of America, N.A., as Documentation Agents (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the six months ended July 7, 2001).
10.16	Amended and Restated Employment Agreement dated March 11, 2002, between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the three months ended April 6, 2002).†
10.17	Amended and Restated Employment Agreement dated April 4, 2002, between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the three months ended April 6, 2002).†
10.18	Buying Agency Agreement dated August 31, 2001, between Nine West Group Inc. and Bentley HSTE Far East Services Limited (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the nine months ended October 6, 2001).
10.19	Buying Agency Agreement dated November 30, 2001, between Nine West Group Inc. and Bentley HSTE Far East Services, Limited (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

No.	Description of Exhibit
10.20	Employment Agreement dated as of October 1, 2001, between Jones Apparel Group, Inc. and Rhonda Brown (incorporated by reference to Exhibit 10.23 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001).†
10.21	Fifth Amended and Restated 364-Day Credit Agreement dated as of June 11, 2002, among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein, Salomon Smith Barney Inc. and J.P. Morgan Securities Inc., as Joint-Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Administrative Agent, Citibank, N.A. and JPMorgan Chase Bank, as Syndication Agents and Bank of America, N.A. and Fleet National Bank, as Documentation Agents (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the six months ended July 6, 2002).
10.22	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card.†
10.23	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Peter Boneparth.†
10.24	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Ira M. Dansky.†
10.25	Amendment dated February 28, 2003 to the Employment Agreement between Jones Apparel Group, Inc. and Rhonda Brown.†
10.26	Form of Deferred Compensation Plan for Outside Directors.†
10.27	Waiver and Amendment No. 2 to the Five-Year Credit Agreement dated as of June 10, 2003, among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the banks, financial institutions and other institutional lenders parties to the Five-Year Credit Agreement referred to therein and Wachovia Bank, National Association, as agent (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the six months ended July 5, 2003).
10.28	Three Year Credit Agreement dated as of June 10, 2003, by and among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Administrative Agent, JPMorgan Chase Bank and Citibank, N.A., as Syndication Agents and Fleet National Bank and Bank of America, N.A., as Documentation Agents (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the six months ended July 5, 2003).
11*	Computation of Earnings per Share.
12*	Computation of Ratio of Earnings to Fixed Charges.
21*	List of Subsidiaries.
23*	Consent of BDO Seidman, LLP.
31*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32♦	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Decision and Order of the Federal Trade Commission In the Matter of Nine West Group Inc., Docket No. C-3937, dated April 11, 2000 (incorporated by reference to Exhibit 99.1 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2000).

---

* Filed herewith.
♦ Furnished herewith.
Portions deleted pursuant to application for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.
† Management contract or compensatory plan or arrangement.

JONES APPAREL GROUP, INC.

Annual Report on Form 10-K

For the Year Ended December 31, 2003

SCHEDULES AND EXHIBITS

The schedules and exhibits to this annual report are listed and briefly described in the Index to Financial Statement Schedules and the Exhibit Index (pages 78 - 81). We will furnish any or all of these schedules or exhibits upon the payment of 25¢ per page ($10.00 minimum). Any request for schedules and exhibits should be addressed to Wesley R. Card, Chief Operating and Financial Officer, Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007. The request should state which schedules and exhibits are desired, should state that the person making such request was a stockholder on March 19, 2004, and should be accompanied by a remittance payable to Jones Apparel Group, Inc. in the correct amount (at least $10.00). The Schedules and Exhibits may also be obtained from the electronic filing copy of this document contained in the Securities and Exchange Commission's EDGAR system at www.sec.gov.



JONES APPAREL GROUP



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